Zurich Financial Services Group

ZURICH®

Letter to Shareholders 2009

Results for the Six Months ended June 30, 2009



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Since the onset of the global economic downturn last year, Zurich has remained steadfast in managing those factors of success that are within its control.

Dear Shareholders,

We are proud to report to you an outstanding set of operating results, marking Zurich's 26th straight quarter of profitability. Since the onset of the global economic downturn last year, Zurich has remained steadfast in managing those factors of success that are within its control, ranging from its risk tolerance and investment exposure to its expense base and product portfolio.

As a result, we increased our profitability for the third consecutive quarter, generating almost USD 900 million of net income, a 147 percent increase over the first quarter. Furthermore, our quarterly business operating profit increased to USD 1.5 billion, representing a 41 percent increase over the first quarter, and resulting in a 16.6 percent business operating profit after tax return, exceeding our mid-term targets.

Over the first half of 2009, General Insurance generated USD 18.2 billion in gross written premiums and policy fees, a decrease of 11 percent or 2 percent in local currencies, and maintained a steady 96.2 percent combined ratio, successfully driving a sustained and widespread increase in rates across its diversified product portfolio. Global Life delivered strong APE growth of 3 percent in U.S. dollar terms (19 percent in local currency terms), led particularly by strong growth in the bank distribution pillar, and posted a solid business margin of 21 percent. At Farmers, management fees and other related revenues increased 4 percent to USD 1.2 billion and, after the closing of the transaction on July 1, the integration of AIG's Personal Auto Group is well under way. All three segments also contributed heavily to our continuous operational improvement efforts, as we remain on track to meet our Zurich Way target of USD 900 million, as well as our additional expense reduction target of USD 400 million.

Underscoring Zurich's strong balance sheet and capital position, we also increased shareholders' equity by 14 percent over year-end, and strengthened our regulatory solvency ratio to 180 percent. Both achievements stand as a testament to Zurich's growing financial strength, and position us well for the recovery period and beyond.

On a final note, the Board is proud to announce that it has appointed Martin Senn to succeed James J. Schiro as Chief Executive Officer upon his retirement at year-end. Martin is the right leader to build on the success Zurich has achieved over the past several years, and we trust he will continue to earn the confidence of our shareholders.

These results, as well as the fact that we could appoint a leader like Martin from within the ranks of the current management team, illustrate the immense capabilities and commitment of the 60,000 employees who represent Zurich. We thank them for the tireless efforts that made these achievements possible, and thank you for your continued support.

Manfred Gentz

Dr. Manfred Gentz
Chairman of the Board of Directors

James J. Schiro

James J. Schiro
Chief Executive Officer

The information contained within this Letter to Shareholders is an extract taken from the Financial Review of the Half Year Report 2009 available on **www.zurich.com** and is unaudited. This document should be read in conjunction with the Zurich Financial Services Group's Financial Report 2008 and the unaudited consolidated financial statements as of June 30, 2009. Comparatives are for the six months ended June 30, 2008 or as of December 31, 2008 unless otherwise stated. All amounts, unless otherwise specified, are shown in U.S. dollars and rounded to the nearest million with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited consolidated financial statements available on **www.zurich.com** to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

Financial Highlights

in USD millions, for the six months ended June 30, unless otherwise stated	2009	2008	Change[1]
Business operating profit	**2,552**	3,549	(28%)
Net income attributable to shareholders	**1,254**	2,681	(53%)
General Insurance gross written premiums and policy fees	**18,247**	20,593	(11%)
Global Life gross written premiums, policy fees and insurance deposits	**11,569**	10,397	11%
Farmers Management Services management fees and other related revenues	**1,247**	1,196	4%
General Insurance business operating profit	**1,714**	2,236	(23%)
General Insurance combined ratio	**96.2%**	96.2%	(0.1 pts)
Global Life business operating profit	**641**	772	(17%)
Global Life new business annual premium equivalent (APE)	**1,579**	1,528	3%
Global Life new business margin, after tax (as % of APE)	**21.0%**	22.4%	(1.3 pts)
Global Life new business value, after tax	**332**	342	(3%)
Farmers business operating profit	**724**	672	8%
Farmers Management Services gross management result	**610**	574	6%
Farmers Management Services managed gross earned premium margin	**7.3%**	7.1%	0.2 pts
Group investments average invested assets[2]	**184,799**	192,806	(4%)
Group investments result, net	**2,435**	3,975	(39%)
Group investments return (as % of average invested assets)	**1.3%**	2.1%	(0.7 pts)
Shareholders' equity[3]	**25,211**	22,103	14%
Diluted earnings per share (in USD)	**8.82**	18.99	(54%)
Diluted earnings per share (in CHF)	**9.96**	19.94	(50%)
Book value per share (in CHF)[3]	**186.01**	167.92	11%
Return on common shareholders' equity (ROE)	**10.8%**	19.5%	(8.8 pts)
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**16.6%**	19.9%	(3.4 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.
[3] As of June 30, 2009 and December 31, 2008, respectively.

Performance overview for the six months ended June 30, 2009

Against the backdrop of the difficult recessionary environment we delivered a strong set of financials for the six months ended June 30, 2009, with our operating performance for the discrete second quarter of 2009 increasing for the third consecutive time from the low point reached in the third quarter of 2008. Our core underlying insurance operations of General Insurance and Global Life as well as the fee-based business of Farmers Management Services performed robustly while our Non-Core Businesses suffered from the effects of policyholders' behavior experienced in current market conditions on certain life insurance reserves. Lower yield and dividend levels significantly reduced our investment income while the quality of our investment portfolio remained unchanged. Our capital and solvency positions remained strong with shareholders' equity increasing by 14 percent compared with December 31, 2008 and our Solvency I position increasing by 20 percent since December 31, 2008 to 180 percent. Our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the six months ended June 30, 2009 was 16.6 percent.

Business operating profit decreased by USD 997 million or 28 percent to USD 2.6 billion in U.S. dollar terms and by 22 percent on a local currency basis, with lower investment income across most businesses and higher life insurance reserves in our Non-Core Businesses being the primary contributors to this decrease at a Group level.

- **General Insurance** business operating profit decreased by USD 522 million or 23 percent to USD 1.7 billion in U.S. dollar terms and by 16 percent on a local currency basis. The decrease in local currency was driven by lower investment and non-technical results while our underwriting performance remained largely level compared with the prior period with a combined ratio of 96.2 percent. The loss ratio was largely flat at 70.6 percent as a result of our continued focus on underwriting profitability, and the expense ratio remained at 25.6 percent demonstrating our commitment to expense discipline.

- **Global Life** business operating profit decreased by USD 131 million to USD 641 million, a decrease of 17 percent in U.S. dollar terms and 5 percent in local currency. The decline on a local currency basis, was mainly driven by the impact of movements in the financial markets in the UK and Australia as well as by the impact of the acquisitions executed in the third quarter of 2008 on amortization of acquired intangibles and funding expense. Excluding these effects, the underlying performance remained resilient despite the challenging economic environment and its impact on customer savings and investment behavior.

- **Farmers** business operating profit increased by USD 52 million or 8 percent to USD 724 million. **Farmers Management Services** business operating profit increased by USD 26 million, or 4 percent, over the prior period. This increase was driven by contributions from organic and inorganic growth as well as strict expense discipline, partially offset by lower investment income. **Farmers Re** business operating profit increased by USD 26 million or 47 percent to USD 80 million due to higher investment income and improved loss trends in the underlying business assumed from the Farmers Exchanges, offset in part by higher ceding commission on the All Lines quota share reinsurance treaty.

Other Operating Businesses business operating loss increased by USD 41 million to a loss of USD 264 million primarily as a result of increased loan loss provisions in our banking operations. Gains on buy-backs of subordinated debt executed against advantageous market conditions offset higher headquarter expenses primarily resulting from a decrease in net headquarter revenues and a different phasing of branding activities.

The **Non-Core Businesses**, comprising the Group's run-off businesses, reported a discrete second quarter business operating profit of USD 66 million reducing its business operating loss for the six months ended June 30, 2009 to USD 263 million compared with a profit of USD 92 million in the prior six month period. The loss for the first six months resulted from an increase in certain life reserves addressing policyholders' behavior in current market conditions.

Net income attributable to shareholders decreased by USD 1.4 billion to USD 1.3 billion primarily resulting from capital losses on investments, including impairments, after allocations to policyholders, of USD 1.0 billion compared with net capital gains of USD 9 million in 2008. The **shareholders' effective tax rate** was 24.7 percent for the six months ended June 30, 2009 compared with 19 percent for the year ended December 31, 2008. The 2008 full year shareholders' effective tax rate was positively affected by one-off items, mainly the use of previously unrecognized net operating losses, while the shareholders' effective tax rate for the six months ended June 30, 2009 was adversely impacted by regional profit mix changes as well as the disadvantageous treatment of capital losses on investments in certain jurisdictions.

Business volumes in our main operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees decreased by 11 percent to USD 18.2 billion in U.S. dollar terms and by 2 percent on a local currency basis. We managed to achieve average rate increases of 3 percentage points across our businesses with our Global Corporate division being most successful in leading the market to increase rates. Retention and new business premium levels were nevertheless down as we continue to experience some loss of business in cases where customers did not accept the terms required to meet our technical price and where lower levels of customer economic activity led to reduced levels of insured exposure.

- **Global Life** gross written premiums, policy fees and insurance deposits increased by 11 percent to USD 11.6 billion in U.S. dollar terms and by 30 percent on a local currency basis. The local currency increase was primarily driven by the businesses acquired in Spain in the third quarter of 2008.

- **Farmers Management Services** management fees and other related revenues increased by 4 percent, reflecting the underlying increase in the gross earned premiums of 4 percent in the Farmers Exchanges, which we manage but do not own. The increase in gross earned premiums resulted from the acquisition of Small Business Solutions by the Farmers Exchanges from North America Commercial during June 2008, as well as from some underlying growth despite the difficult market conditions. **Farmers Re** increased its participation in the All Lines quota share reinsurance treaty with the Farmers Exchanges from 5 percent to 25 percent as of September 2008 and from 25 percent to 37.5 percent as of June 30, 2009 which resulted in an increase in assumed written premium revenues.

Compared with the six months ended June 30, 2008, **ROE** decreased by 8.8 percentage points to 10.8 percent while **BOPAT ROE** decreased by 3.4 percentage points to 16.6 percent. **Diluted earnings per share** decreased by 50 percent to CHF 9.96 for the six months ended June 30, 2009, compared with CHF 19.94 for the same period in 2008. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of 54 percent to USD 8.82.

General Insurance

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	18,247	20,593	(11%)
Net earned premiums and policy fees	14,231	15,889	(10%)
Insurance benefits and losses, net of reinsurance	(10,047)	(11,206)	10%
Net underwriting result	535	611	(12%)
Net investment income	1,534	1,910	(20%)
Net non-technical result (excl. items not included in BOP)	(404)	(269)	(50%)
Business operating profit	**1,714**	**2,236**	**(23%)**
Loss ratio	70.6%	70.5%	(0.1 pts)
Expense ratio	25.6%	25.6%	–
Combined ratio	**96.2%**	**96.2%**	**(0.1 pts)**

In challenging market conditions, characterized by contracting economic activity, General Insurance has delivered a robust operating performance by executing on our strategy of maintaining underwriting and expense discipline as well as pursuing profitable growth.

Business operating profit decreased by USD 522 million to USD 1.7 billion or by 23 percent in U.S. dollar terms and by 16 percent on a local currency basis. The decrease measured in local currency was mainly attributable to the lower investment income as well as higher non-technical expenses due to foreign currency exchange impacts and non-recurring one-offs in the same period of 2008. The segment continued to focus on underwriting and expense management and as a result the underwriting result was largely flat in local currency.

Gross written premiums and policy fees decreased by USD 2.3 billion to USD 18.2 billion or by 11 percent in U.S. dollar terms and by 2 percent on a local currency basis. The reduction measured in local currency was driven by North America where rate improvements were more than offset by the effects of lower insured exposures as a result of the economic downturn. Positive local currency growth was achieved in Global Corporate, International Markets and European General Insurance. We maintained our underwriting discipline and continued to increase rates where our technical pricing required us to do so. Overall, we achieved rate increases of over 3 percentage points. As a consequence, retention and new business levels were affected in some markets.

The **net underwriting result** decreased by USD 76 million to USD 535 million in U.S. dollar terms with the combined ratio of 96.2 percent at the same level as the same period in 2008. Overall the loss ratio in the first six months of 2009 was largely unchanged compared with the same period of 2008. While attritional loss experience was mostly flat overall for General Insurance, the loss ratio was impacted by lower levels of favorable development of reserves established in prior years; however, this impact was offset by the large loss experience which reduced to more expected levels in the first six months of 2009. Although the premiums earned were lower than in 2008 the expense ratio was at the same level, reflecting our strict expense management and the benefits of our cost savings programs.

Global Life

in USD millions, for the six months ended June 30	2009	2008	Change
Insurance deposits	5,546	5,317	4%
Gross written premiums and policy fees	6,023	5,080	19%
Net investment income on Group investments	2,017	2,216	(9%)
Insurance benefits and losses, net of reinsurance	(5,211)	(4,156)	(25%)
Underwriting and policy acquisition costs, net of reinsurance	(784)	(976)	20%
Administrative and other operating expenses	(910)	(1,066)	15%
of which:			
Amortization and impairments of intangible assets	(124)	(92)	(34%)
Depreciation and impairments of property and equipment	(16)	(22)	29%
Business operating profit	**641**	**772**	**(17%)**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[1]	163,468	154,700	6%
Assets under management[1, 2]	192,640	180,416	7%
Embedded value – highlights			
New business annual premium equivalent (APE)	**1,579**	**1,528**	**3%**
Present value of new business premiums (PVNBP)	12,275	12,223	0.4%
New business margin, after tax (as % of APE)	**21.0%**	**22.4%**	**(1.3 pts)**
New business margin, after tax (as % of PVNBP)	2.7%	2.8%	(0.1 pts)
New business value, after tax	**332**	**342**	**(3%)**

[1] As of June 30, 2009 and December 31, 2008.
[2] Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties on which we earn fees.

Global Life reported solid results in both new business APE and gross written premiums and policy fees, benefiting from the impact of the distribution agreements forming part of the acquisitions of BanSabadell Vida, BanSabadell Pensiones and Caxia Sabadell Vida completed in the third quarter of 2008. The results for the first six months of 2009 were achieved against a backdrop of challenging market conditions in our core markets from reduced equity markets, low interest rates, and consumer reaction to the global financial crisis.

New business annual premium equivalent (APE) increased by USD 51 million to USD 1.6 billion, an increase of 3 percent in U.S. dollar terms, and of 19 percent on a local currency basis driven by the distribution agreements forming part of the acquisitions in Spain. Additional growth was contributed by the Corporate Life & Pensions and Independent Financial Advisors (IFA)/Broker pillars, as well as the successful launch of the Private Banking Client Solutions pillar. The growth was reduced by lower sales in the Agents pillar in Hong Kong and in the International/Expats pillar, both due to the adverse market conditions, and reduced sales from Direct and Central Initiatives compared with the prior period.

Business operating profit decreased by USD 131 million to USD 641 million, a decrease of 17 percent in U.S. dollar terms, and of 5 percent on a local currency basis. The reduced results, on a local currency basis, reflect a strong underlying performance in difficult market conditions with the adverse effect of financial markets impacting predominantly the UK and Australia. This effect together with the costs of adverse claims experience in the UK and the impact of regular amortization of intangible assets and funding costs relating to the acquisitions in Spain and Italy, were mostly offset by the continuing benefit from changes in the German Supervisory Law, a net reduction in amortization of deferred policy acquisition costs as a result of assumption changes, and reduced amortization of intangible assets in the UK.

Insurance deposits increased by 4 percent in U.S. dollar terms to USD 5.5 billion and by 26 percent on a local currency basis, primarily driven by the businesses acquired in Spain in the third quarter of 2008.

Gross written premiums and policy fees increased by 19 percent in U.S. dollar terms to USD 6.0 billion and by 35 percent on a local currency basis. The increase on a local currency basis was due to the businesses acquired in Spain in the third quarter of 2008 and growth in Latin America, which was partially offset by decreases in the UK and Germany.

Net reserves increased by 6 percent in U.S. dollar terms and by 1 percent in local currency, compared with December 31, 2008. On a local currency basis, the increase was primarily driven by the interest and bonuses credited to policyholders for unit-linked insurance and investment contracts, and the traditional reserves.

Assets under management increased by 7 percent in U.S. dollar terms and by 2 percent in local currency, compared with December 31, 2008. These comprise group and unit-linked investments included in the Global Life balance sheet plus assets that are managed by third parties on which we earn fees.

Farmers

Farmers business operating profit totaled USD 724 million compared with USD 672 million in the first six months of 2008. Farmers Management Services contributed USD 643 million compared with USD 617 million in the prior period and Farmers Re totaled USD 80 million compared with USD 54 million in the prior period.

Farmers Management Services

in USD millions, for the six months ended June 30	2009	2008	Change
Management fees and other related revenues	1,247	1,196	4%
Management and other related expenses	(636)	(622)	(2%)
Gross management result	610	574	6%
Other net income	33	43	(23%)
Business operating profit	**643**	**617**	**4%**
Managed gross earned premium margin	7.3%	7.1%	0.2 pts

Business operating profit increased by USD 26 million or 4 percent to USD 643 million. This increase was driven by disciplined expense management, by an improvement of USD 12 million from Small Business Solutions, for which the rights to renew policies were acquired by the Farmers Exchanges, which we manage but do not own, from Zurich North America in June 2008, and by the contribution from the growth in underlying operations. These increases were offset by a USD 6 million decrease in investment income mainly arising from the lower average invested asset base following the repatriation of capital to the Group in the second quarter of 2008.

Management fees and other related revenues increased by 4 percent to USD 1.2 billion primarily driven by a 4 percent increase in gross earned premiums in the Farmers Exchanges, which we manage but do not own. Small Business Solutions generated an increase in fee income of USD 40 million compared with the prior period reflecting its acquisition from Zurich North America in June 2008. The remainder resulted from fee income increases in the underlying business of Farmers Exchanges. Management and other related expenses increased by USD 15 million or 2 percent in the period reflecting the inclusion of Small Business Solutions throughout the period in 2009. Underlying expenses excluding Small Business Solutions reduced by USD 17 million reflecting our continued strict expense discipline and the benefits of our ongoing operational transformation. As a result of these changes and underlying improvements, the gross management result improved by USD 36 million, or 6 percent while the managed gross earned premium margin improved by 0.2 percentage points to 7.3 percent from 7.1 percent.

Other Operating Businesses

in USD millions, for the six months ended June 30	2009	2008	Change
Business operating profit:			
Holding and financing	(209)	(287)	27%
Headquarters	(17)	31	nm
Banking activities	(25)	38	nm
Alternative investments	(14)	(4)	nm
Total business operating profit	**(264)**	**(223)**	**(18%)**

Holding and financing business operating loss improved by USD 79 million to a loss of USD 209 million. This improvement was primarily driven by gains resulting from buy-backs of subordinated debt and a favorable impact from movements in foreign currencies. **Headquarters** reported a business operating loss of USD 17 million compared with a profit of USD 31 million in the prior period. This arose mainly as a result of lower income from net headquarter revenues as well as higher branding expenses in 2009 compared with the prior period due to earlier phasing of marketing campaigns. **Banking activities** decreased by USD 63 million to a loss of USD 25 million predominantly driven by an increase in loan loss provisions reflecting developments in the UK and Irish property markets.

Non-Core Businesses

in USD millions, for the six months ended June 30	2009	2008	Change
Business operating profit:			
Centre	57	4	nm
Centrally managed businesses	(322)	49	nm
Other run-off	2	39	(95%)
Total business operating profit	**(263)**	**92**	**nm**

Centre business operating profit increased by USD 54 million to USD 57 million, driven by positive capital market impacts on a portfolio where both assets and liabilities are carried at fair value. **Centrally managed businesses,** which comprise portfolios that we manage in order to achieve a profitable run-off over time, decreased by USD 371 million to a loss of USD 322 million, primarily resulting from an increase of certain life insurance reserves addressing policyholders' behavior experienced in current market conditions.

Investment position and performance

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	06/30/09	12/31/08	06/30/09	12/31/08
Cash and cash equivalents	15,554	12,428	5,228	4,460
Equity securities:	13,807	14,303	66,108	60,154
Common stocks, including equity unit trusts	8,331	8,957	56,120	51,276
Unit trusts (debt securities, real estate and short-term investments)	4,207	3,930	9,988	8,879
Common stock portfolios backing participating with-profit policyholder contracts	595	630	–	–
Trading equity portfolios in capital markets and banking activities	675	786	–	–
Debt securities	126,053	118,287	9,659	9,510
Real estate held for investment	7,427	7,524	3,824	4,077
Mortgage loans	12,826	12,820	–	–
Policyholders' collateral and other loans	14,704	13,988	56	2
Investments in associates	227	220	–	–
Total	**190,598**	**179,570**	**84,874**	**78,203**

Group investments have increased by USD 11.0 billion or 6 percent in U.S. dollar terms to USD 190.6 billion and by 4 percent on a local currency basis since December 31, 2008.

Unit-linked investments increased by USD 6.7 billion or 9 percent in U.S. dollars terms to USD 84.9 billion since December 31, 2008. After excluding currency translation effects, unit-linked investments increased by USD 854 million or 1 percent, primarily as a result of higher equity valuations following favorable market developments. This increase is mirrored in higher unit-linked insurance and investment contract liabilities.

The quality of our investment portfolio remains high and our investment policy remains conservative. Investment grade securities comprise 98.4 percent of our debt securities, of which 57.4 percent are rated AAA as of June 30, 2009. During the first six months of 2009 we further improved the risk profile of our portfolio through prudent investment of new cash and cash available from active realizations, leading to a further reduction of our risk profile.

Performance of Group investments

in USD millions, for the six months ended June 30	2009	2008	Change
Net investment income	3,777	4,402	(14%)
Net capital gains/(losses) on investments and impairments	(1,342)	(426)	nm
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	(1,015)	9	nm
Net investment result	2,435	3,975	(39%)
Net investment return on Group investments[1]	**1.3%**	**2.1%**	**(0.7 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	601	(4,667)	nm
Total investment result, net of investment expenses[2]	**3,036**	**(691)**	**nm**
Average Group investments[3]	184,799	192,806	(4%)
Total return on Group investments[1]	**1.6%**	**(0.4%)**	**2.0 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 107 million and USD 136 million for the six months ended June 30, 2009 and 2008, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.

Total return, net of investment expenses, on average group investments was positive 1.6 percent, largely driven by the return from debt securities compared with a negative 0.4 percent in the prior period. Debt securities, which are invested to match our insurance liability profiles, returned positive 1.9 percent. Equity securities returned positive 1.0 percent as the effect of rising markets during the second quarter 2009 offset losses which arose in the first quarter of 2009. Other investments, mainly real estate and mortgages, returned a positive 1.4 percent.

Total **net investment income** decreased by USD 625 million, or 14 percent in U.S. dollar terms to USD 3.8 billion, and by 4 percent on a local currency basis. Net investment income yield was 2.0 percent, a decrease of 24 basis points compared with the prior period. This decrease resulted from a combination of lower yields on cash together with a decline in income from equity securities.

Total **net capital losses on investments and impairments** included in pre-tax net income were USD 1.3 billion, which included realized losses of USD 234 million, arising from the sale of investments, impairments of USD 738 million, of which USD 392 million was attributable to equity securities and USD 346 million was attributable to debt securities and mortgages, and net unrealized losses of USD 370 million on investments revalued through profit or loss, which were mainly driven by losses on debt securities of USD 188 million and on derivatives of USD 207 million.

Net unrealized losses included in total equity have decreased by USD 601 million since December 31, 2008, due to a USD 441 million decrease in net unrealized losses on equity securities following realization of losses and impairments taken during the first half year 2009, as well as a USD 173 million decrease in net unrealized losses on debt securities as the effect of narrowing credit spreads exceeded the effect of increasing yields on government debt.

Performance of unit-linked investments

in USD millions, for the six months ended June 30	2009	2008	Change
Net investment income	811	2,046	(60%)
Net capital (losses)/gains on investments and impairments	112	(11,450)	nm
Net investment result, net of investment expenses[1]	923	(9,404)	nm
Average investments	81,539	117,570	(31%)
Total return on unit-linked investments[2]	1.1%	(8.0%)	9.1 pts

[1] After deducting investment expenses of USD 215 million and USD 432 million for the six months ended June 30, 2009 and 2008, respectively.
[2] Total return is not annualized.

Total return on unit-linked investments improved by 9.1 percentage points to a positive return of 1.1 percent compared with a negative return of 8.0 percent in the prior period. The improvement in the total return was due to lower net capital losses of USD 11.6 billion with markets relatively flat in the first six months of 2009 compared with the adverse market conditions in the first six months of 2008. Investment income decreased by USD 1.2 billion or 60 percent, primarily due to lower dividend income on unit-linked equity investments.

Consolidated income statements (unaudited)

in USD millions	2009 For the three months ended June 30	2008 For the three months ended June 30	2009 For the six months ended June 30	2008 For the six months ended June 30
Revenues				
Gross written premiums and policy fees	13,184	12,345	27,426	26,695
Less premiums ceded to reinsurers	(1,639)	(1,961)	(3,095)	(3,392)
Net written premiums and policy fees	11,544	10,385	24,331	23,303
Net change in reserves for unearned premiums	(347)	402	(1,853)	(1,541)
Net earned premiums and policy fees	11,198	10,786	22,478	21,762
Farmers management fees and other related revenues	624	607	1,247	1,196
Net investment result on Group investments	1,619	1,803	2,435	3,975
Net investment income on Group investments	1,933	2,239	3,777	4,402
Net capital gains/(losses) and impairments on Group investments	(314)	(437)	(1,342)	(426)
Net investment result on unit-linked investments	4,226	(396)	923	(9,404)
Net gain/(loss) on divestments of businesses	–	5	(4)	4
Other income	380	549	754	1,013
Total revenues	18,047	13,354	27,832	18,547
Benefits, losses and expenses				
Insurance benefits and losses, gross of reinsurance[1]	9,092	1,044	18,927	10,158
Less ceded insurance benefits and losses[1]	(766)	7,079	(1,560)	6,103
Insurance benefits and losses, net of reinsurance	8,326	8,123	17,367	16,261
Policyholder dividends and participation in profits, net of reinsurance	4,418	(527)	1,189	(8,715)
Underwriting and policy acquisition costs, net of reinsurance	2,018	2,062	4,036	4,082
Administrative and other operating expense	1,735	1,776	3,225	3,208
Interest expense on debt	141	150	275	302
Interest credited to policyholders and other interest	122	220	244	440
Total benefits, losses and expenses	16,760	11,804	26,336	15,579
Net income before income taxes	1,287	1,550	1,496	2,968
Income tax expense	(400)	(237)	(242)	(219)
attributable to policyholders	(104)	120	170	604
attributable to shareholders	(295)	(357)	(411)	(823)
Net income after taxes	**887**	**1,314**	**1,255**	**2,749**
attributable to non-controlling interests	(5)	60	1	69
attributable to shareholders	892	1,254	1,254	2,681
in USD				
Basic earnings per share	6.22	9.00	8.89	19.15
Diluted earnings per share	6.18	8.92	8.82	18.99
in CHF				
Basic earnings per share	7.03	9.44	10.03	20.11
Diluted earnings per share	6.98	9.36	9.96	19.94

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio reinsured in 2007 were transferred to the reinsurer. This transaction had no net impact on the consolidated income statement in 2008, but impacted each of these line items by USD 7.0 billion.

Consolidated balance sheets (unaudited)

Assets

in USD millions, as of	06/30/09	12/31/08	12/31/07
Investments			
Total Group investments	190,598	179,570	193,600
Cash and cash equivalents	15,554	12,428	14,111
Equity securities	13,807	14,303	20,496
Debt securities	126,053	118,287	125,535
Real estate held for investment	7,427	7,524	7,563
Mortgage loans	12,826	12,820	12,718
Other loans	14,704	13,988	12,941
Investments in associates	227	220	238
Investments for unit-linked contracts	84,874	78,203	122,092
Total investments	275,472	257,773	315,693
Reinsurers' share of reserves for insurance contracts[1]	19,229	18,595	26,970
Deposits made under assumed reinsurance contracts	3,006	2,397	1,359
Deferred policy acquisition costs	15,509	14,323	14,941
Deferred origination costs	825	770	1,003
Accrued investment income	2,448	2,429	2,593
Receivables	14,170	13,229	12,846
Other assets	3,708	4,095	3,405
Mortgage loans given as collateral	1,218	1,233	2,243
Deferred tax assets	2,536	2,901	1,682
Assets held for sale	64	–	–
Property and equipment	1,857	1,889	1,972
Goodwill	1,802	1,677	1,553
Other intangible assets	6,914	6,633	3,083
Total assets	**348,760**	**327,944**	**389,342**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of reinsurers' share of reserves for insurance contracts.

Liabilities and equity

in USD millions, as of	06/30/09	12/31/08	12/31/07
Liabilities			
Reserve for premium refunds	636	620	625
Liabilities for investment contracts	39,067	35,979	54,485
Deposits received under ceded reinsurance contracts	1,633	1,619	1,739
Deferred front-end fees	5,250	4,695	5,791
Reserves for insurance contracts[1]	231,755	222,179	252,740
Obligations to repurchase securities	4,083	3,608	5,370
Accrued liabilities	2,540	2,820	2,755
Other liabilities	19,863	16,944	20,257
Collateralized loans	1,218	1,233	2,243
Deferred tax liabilities	3,432	3,485	4,057
Debt related to capital markets and banking activities	1,885	2,527	1,663
Senior and subordinated debt	10,456	8,455	8,300
Total liabilities	**321,818**	**304,163**	**360,023**
Equity			
Share capital	10	10	10
Additional paid-in capital	11,079	10,131	10,289
Net unrealized gains/(losses) on available-for-sale investments	(2,328)	(2,957)	202
Cash flow hedges	(38)	(16)	(103)
Cumulative translation adjustment	(451)	(1,341)	1,385
Revaluation reserve	98	99	83
Retained earnings	16,279	15,616	16,406
Common shareholders' equity	24,650	21,542	28,273
Preferred securities	561	561	671
Shareholders' equity	25,211	22,103	28,945
Non-controlling interests	1,731	1,678	374
Total equity	**26,942**	**23,781**	**29,318**
Total liabilities and equity	**348,760**	**327,944**	**389,342**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of reserves for insurance contracts.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30	2009	2008
Cash flows from operating activities		
Net income attributable to shareholders	1,254	2,681
Adjustments for:		
Net (gain)/loss on divestments of businesses	4	(4)
Share of equity in income from investments in associates	3	(4)
Depreciation, amortization and impairments of fixed and intangible assets	356	279
Other non-cash items	(233)	1,151
Underwriting activities:	1,992	(9,849)
Reserves for insurance contracts, gross[1]	*3,409*	*(12,208)*
Reinsurers' share of reserves for insurance contracts[1]	*(181)*	*7,664*
Liabilities for investment contracts	*(100)*	*(4,580)*
Deferred policy acquisition costs	*(562)*	*(558)*
Deferred origination costs	*20*	*(1)*
Deposits made under assumed reinsurance contracts	*(614)*	*58*
Deposits received under ceded reinsurance contracts	*19*	*(224)*
Investments:	(4,739)	15,232
Net capital (gain)/loss on investments and impairments	*1,230*	*11,877*
Net change in trading securities	*138*	*(429)*
Sales and maturities		
Debt securities	*38,390*	*43,173*
Equity securities	*22,252*	*37,432*
Other	*20,605*	*14,629*
Purchases		
Debt securities	*(43,754)*	*(41,830)*
Equity securities	*(22,257)*	*(34,657)*
Other	*(21,344)*	*(14,964)*
Proceeds from sale and repurchase agreements	21	(284)
Movements in receivables and payables	3,602	(1,086)
Net changes in debt for capital markets and banking activities	(733)	313
Net changes in other operational assets and liabilities	(114)	(1,776)
Deferred income tax, net	49	(151)
Net cash (used in)/provided by operating activities	**1,461**	**6,502**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of both the reinsurer's share of reserves for insurance contracts and gross reserves for insurance contracts.

in USD millions, for the six months ended June 30	2009	2008
Cash flows from investing activities		
Sales of property and equipment	42	227
Purchase of property and equipment	(145)	(236)
Investments in associates, net	3	12
Acquisitions of companies, net of cash acquired	–	(316)
Divestments of companies, net of cash balances	(10)	5
Dividends from associates	–	1
Net cash used in investing activities	(111)	(307)
Cash flows from financing activities		
Dividends paid	(1,413)	(2,092)
Issuance of share capital	910	–
Net movement in treasury shares	340	(441)
Redemption of preferred securities and repayments to non-controlling interests	–	(124)
Issuance of debt	2,159	159
Repayments of debt outstanding	(347)	(217)
Net cash from (used in) financing activities	1,649	(2,714)
Foreign currency translation effects on cash and cash equivalents	678	608
Change in cash and cash equivalents excluding change in cash held as collateral for securities lending[1]	3,678	4,089
Cash and cash equivalents as of January 1, excluding cash held as collateral for securities lending	16,711	15,251
Cash and cash equivalents as of June 30, excluding cash held as collateral for securities lending	**20,389**	**19,340**
Change in cash held as collateral for securities lending	216	(699)
Cash and cash equivalents as of January 1, including cash held as collateral for securities lending	16,888	17,128
Cash and cash equivalents as of June 30, including cash held as collateral for securities lending	**20,782**	**20,517**
of which:		
– cash and cash equivalents – Group Investments	15,554	14,805
– cash and cash equivalents – unit linked	5,228	5,712
Other supplementary cash flow disclosures		
Other interest income received	3,704	4,540
Dividend income received	848	2,079
Other interest expense paid	(476)	(655)
Income tax paid	(451)	(902)

As of June 30, 2009 and 2008, cash and cash equivalents restricted as to use were USD 3,048 million and USD 1,474 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 5,228 million and USD 5,712 million as of June 30, 2009 and 2008, respectively.

Cash and cash equivalents

in USD millions, as of June 30	2009	2008
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	8,666	5,894
Cash equivalents	11,723	13,446
Cash held as collateral for securities lending	393	1,177
Total	**20,782**	**20,517**

Shareholder information

Zurich Financial Services Ltd Registered Share Data

Key indicators

as of	06/30/09	06/30/08
Number of shares issued[1]	146,922,620	142,114,320
Number of dividend-bearing shares[2]	146,922,620	142,114,320
Market capitalization (in CHF millions at end of period)	28,121	37,163
Authorized capital, number of shares	5,200,000	6,000,000
Contingent capital, number of shares	13,194,279	8,684,407

[1] As registered with the Commercial Registry.
[2] Treasury shares are not entitled to dividends.

Per share data

in CHF	06/30/09	06/30/08
Gross dividend	11.00 [1]	15.00 [2]
Basic earnings per share	10.03	20.11
Diluted earnings per share	9.96	19.94
Nominal value per share	0.10	0.10
Price at end of period	191.40	261.50
Price period high	245.00	336.50
Price period low	127.80	257.75

[1] Gross dividend per registered share; payment date was on April 7, 2009.
[2] Gross dividend per registered share; payment date was on April 8, 2008.

Zurich share performance (indexed) over one year, ending June 2009



in %
140
120
100
80
60
40
20
0
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Zurich Financial Services Ltd
Swiss Market Index
DJ Stoxx Insurance Index

Source: Thomson Reuters

Financial calendar

Results Reporting for the Nine Months to September 30, 2009
November 5, 2009

Annual Results Reporting 2009
February 4, 2010

Annual General Meeting 2010
March 30, 2010

Results Reporting for the Three Months to March 31, 2010
May 6, 2010

Half Year Results Reporting 2010
August 5, 2010

Results Reporting for the Nine Months to September 30, 2010
November 4, 2010

Contact information

Registered Office
Zurich Financial Services Ltd
Mythenquai 2
8002 Zurich, Switzerland

Group Media Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 639 20 15
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services Ltd,
Custody Accounts
c/o SIX SAG AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.six-sag.com

American Depositary Receipts
Zurich Financial Services Ltd has an American Depositary Receipt program with The Bank of New York Mellon (BNY). For more information call BNY Mellon's Shareowner Services in the USA on +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-212-815-3700. ADR holder assistance may also be obtained from The Bank of New York Mellon at www.adrbny.com

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward-looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Letter to Shareholders is published in English, German and French. In the case of inconsistencies in the German and French translations, the English original version shall prevail.

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Production by Multimedia Solutions AG, Zurich, Switzerland

This document is printed on Hello Silk paper. The paper is made from 100% virgin wood fiber from well-managed forests independently certified according to the rules of the Forest Stewardship Council (FSC). It is manufactured at a mill that is certified to ISO14001 and EMAS environmental standards. The mill uses pulps that are totally chlorine-free (TCF), and some pulp is bleached using an elemental chlorine-free (ECF) process. The inks used in printing this report are all vegetable based.

Printed end of August 2009 by St Ives Westerham Press Ltd., England ISO14001, FSC certified and CarbonNeutral®

Because change happenz

Zurich Financial Services Group

Mythenquai 2
8002 Zurich, Switzerland
Phone +41 (0)44 625 25 25
www.zurich.com

46828-0908

ZURICH

ZURICH

Zurich Financial Services Group

Half Year Report 2009

Report for the Six Months ended June 30, 2009



Zurich Point

Here to help your world.

Contents

Since the onset of the global economic downturn last year, Zurich has remained steadfast in managing those factors of success that are within its control.

Dear Shareholder,

We are proud to report to you an outstanding set of operating results, marking Zurich's 26th straight quarter of profitability. Since the onset of the global economic downturn last year, Zurich has remained steadfast in managing those factors of success that are within its control, ranging from its risk tolerance and investment exposure to its expense base and product portfolio.

As a result, we increased our profitability for the third consecutive quarter, generating almost USD 900 million of net income, a 147 percent increase over the first quarter. Furthermore, our quarterly business operating profit increased to USD 1.5 billion, representing a 41 percent increase over the first quarter, and resulting in a 16.6 percent business operating profit after tax return, exceeding our mid-term targets.

Over the first half of 2009, General Insurance generated USD 18.2 billion in gross written premiums and policy fees, a decrease of 11 percent or 2 percent in local currencies, and maintained a steady 96.2 percent combined ratio, successfully driving a sustained and widespread increase in rates across its diversified product portfolio. Global Life delivered strong APE growth of 3 percent in U.S. dollar terms (19 percent in local currency terms), led particularly by strong growth in the bank distribution pillar, and posted a solid business margin of 21 percent. At Farmers, management fees and other related revenues increased 4 percent to USD 1.2 billion and, after the closing of the transaction on July 1, the integration of AIG's Personal Auto Group is well under way. All three segments also contributed heavily to our continuous operational improvement efforts, as we remain on track to meet our Zurich Way target of USD 900 million, as well as our additional expense reduction target of USD 400 million.

Underscoring Zurich's strong balance sheet and capital position, we also increased shareholders' equity by 14 percent over year-end, and strengthened our regulatory solvency ratio to 180 percent. Both achievements stand as a testament to Zurich's growing financial strength, and position us well for the recovery period and beyond.

On a final note, the Board is proud to announce that it has appointed Martin Senn to succeed James J. Schiro as Chief Executive Officer upon his retirement at year-end. Martin is the right leader to build on the success Zurich has achieved over the past several years, and we trust he will continue to earn the confidence of our shareholders.

These results, as well as the fact that we could appoint a leader like Martin from within the ranks of the current management team, illustrate the immense capabilities and commitment of the 60,000 employees who represent Zurich. We thank them for the tireless efforts that made these achievements possible, and thank you for your continued support.

Dr. Manfred Gentz
Chairman of the Board of Directors

James J. Schiro
Chief Executive Officer

Financial Highlights (unaudited)

The following table presents the summarized consolidated results of the Group for the six months ended June 30, 2009 and 2008 and the financial position as of June 30, 2009 and December 31, 2008, respectively. Interim results are not necessarily indicative of full-year results. All amounts are shown in USD millions and rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. This document should be read in conjunction with the Zurich Financial Services Group's Financial Report 2008 and the unaudited consolidated financial statements as of June 30, 2009. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited consolidated financial statements to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

in USD millions, for the six months ended June 30, unless otherwise stated	2009	2008	Change[1]
Business operating profit	**2,552**	3,549	(28%)
Net income attributable to shareholders	**1,254**	2,681	(53%)
General Insurance gross written premiums and policy fees	**18,247**	20,593	(11%)
Global Life gross written premiums, policy fees and insurance deposits	**11,569**	10,397	11%
Farmers Management Services management fees and other related revenues	**1,247**	1,196	4%
General Insurance business operating profit	**1,714**	2,236	(23%)
General Insurance combined ratio	**96.2%**	96.2%	(0.1 pts)
Global Life business operating profit	**641**	772	(17%)
Global Life new business annual premium equivalent (APE)	**1,579**	1,528	3%
Global Life new business margin, after tax (as % of APE)	**21.0%**	22.4%	(1.3 pts)
Global Life new business value, after tax	**332**	342	(3%)
Farmers business operating profit	**724**	672	8%
Farmers Management Services gross management result	**610**	574	6%
Farmers Management Services managed gross earned premium margin	**7.3%**	7.1%	0.2 pts
Group investments average invested assets[2]	**184,799**	192,806	(4%)
Group investments result, net	**2,435**	3,975	(39%)
Group investments return (as % of average invested assets)	**1.3%**	2.1%	(0.7 pts)
Shareholders' equity[3]	**25,211**	22,103	14%
Diluted earnings per share (in USD)	**8.82**	18.99	(54%)
Diluted earnings per share (in CHF)	**9.96**	19.94	(50%)
Book value per share (in CHF)[3]	**186.01**	167.92	11%
Return on common shareholders' equity (ROE)	**10.8%**	19.5%	(8.8 pts)
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**16.6%**	19.9%	(3.4 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.
[3] As of June 30, 2009 and December 31, 2008, respectively.

Key Performance Indicators

Business operating profit

in USD millions, for the six months ended June 30	Total		General Insurance		Global Life		Farmers		Other Operating Businesses		Non-Core Businesses	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	2,552	3,549	1,714	2,236	641	772	724	672	(264)	(223)	(263)	92



4,000
3,000
2,000
1,000
0
(1,000)

General Insurance – combined ratio

in %, for the six months ended June 30	Total[1]		Global Corporate		North America Commercial		Europe General Insurance		International Markets	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	96.2%	96.2%	95.7%	100.5%	97.7%	97.4%	96.5%	94.8%	98.2%	96.6%



100
90
80

[1] including "GI Global Functions including Group Reinsurance".

Global Life – new business margin, after tax (as % of APE)[1]

	Total		Americas		United Kingdom		Germany		Switzerland		Ireland		Spain		Emerging Markets		Rest of the World	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	21.0%	22.4%	60.5%	62.2%	14.0%	10.5%	17.6%	31.2%	17.0%	34.3%	24.6%	19.6%	15.9%	21.2%	19.9%	22.1%	27.8%	8.7%



35
30
25
20
15
10
5
0

[1] In %, for the six months ended June 30.

Financial Review

The information contained within the Financial Review is unaudited. This document should be read in conjunction with the Zurich Financial Services Group's Financial Report 2008 and the unaudited consolidated financial statements as of June 30, 2009. Comparatives are for the six months ended June 30, 2008 or as of December 31, 2008 unless otherwise stated. All amounts, unless otherwise specified, are shown in U.S. dollars and rounded to the nearest million with the consequence that the rounded amounts may not add to the rounded total in all cases. All ratios and variances are calculated using the underlying amount rather than the rounded amount. Certain comparatives including segment disclosures have been restated for changes in presentation and for reclassifications as set out in notes 1 and 13 of the unaudited consolidated financial statements to conform to the 2009 presentation. The reclassifications have no impact on previously reported business operating profit, net income or shareholders' equity.

Financial highlights

in USD millions, for the six months ended June 30, unless otherwise stated	2009	2008	Change[1]
Business operating profit	**2,552**	3,549	(28%)
Net income attributable to shareholders	**1,254**	2,681	(53%)
General Insurance gross written premiums and policy fees	**18,247**	20,593	(11%)
Global Life gross written premiums, policy fees and insurance deposits	**11,569**	10,397	11%
Farmers Management Services management fees and other related revenues	**1,247**	1,196	4%
General Insurance business operating profit	**1,714**	2,236	(23%)
General Insurance combined ratio	**96.2%**	96.2%	(0.1 pts)
Global Life business operating profit	**641**	772	(17%)
Global Life new business annual premium equivalent (APE)	**1,579**	1,528	3%
Global Life new business margin, after tax (as % of APE)	**21.0%**	22.4%	(1.3 pts)
Global Life new business value, after tax	**332**	342	(3%)
Farmers business operating profit	**724**	672	8%
Farmers Management Services gross management result	**610**	574	6%
Farmers Management Services managed gross earned premium margin	**7.3%**	7.1%	0.2 pts
Group investments average invested assets[2]	**184,799**	192,806	(4%)
Group investments result, net	**2,435**	3,975	(39%)
Group investments return (as % of average invested assets)	**1.3%**	2.1%	(0.7 pts)
Shareholders' equity[3]	**25,211**	22,103	14%
Diluted earnings per share (in USD)	**8.82**	18.99	(54%)
Diluted earnings per share (in CHF)	**9.96**	19.94	(50%)
Book value per share (in CHF)[3]	**186.01**	167.92	11%
Return on common shareholders' equity (ROE)	**10.8%**	19.5%	(8.8 pts)
Business operating profit (after tax) return on common shareholders' equity (BOPAT ROE)	**16.6%**	19.9%	(3.4 pts)

[1] Parentheses around numbers represent an adverse variance.
[2] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.
[3] As of June 30, 2009 and December 31, 2008, respectively.

Performance overview for the six months ended June 30, 2009

Against the backdrop of the difficult recessionary environment we delivered a strong set of financials for the six months ended June 30, 2009, with our operating performance for the discrete second quarter of 2009 increasing for the third consecutive time from the low point reached in the third quarter of 2008. Our core underlying insurance operations of General Insurance and Global Life as well as the fee-based business of Farmers Management Services performed robustly while our Non-Core Businesses suffered from the effects of policyholders' behavior experienced in current market conditions on certain life insurance reserves. Lower yield and dividend levels significantly reduced our investment income while the quality of our investment portfolio remained unchanged. Our capital and solvency positions remained strong with shareholders' equity increasing by 14 percent compared with December 31, 2008 and our Solvency I position increasing by 20 percent since December 31, 2008 to 180 percent. Our business operating profit (after tax) return on common shareholders' equity (BOPAT ROE) for the six months ended June 30, 2009 was 16.6 percent.

Business operating profit decreased by USD 997 million or 28 percent to USD 2.6 billion in U.S. dollar terms and by 22 percent on a local currency basis, with lower investment income across most businesses and higher life insurance reserves in our Non-Core Businesses being the primary contributors to this decrease at a Group level.

- **General Insurance** business operating profit decreased by USD 522 million or 23 percent to USD 1.7 billion in U.S. dollar terms and by 16 percent on a local currency basis. The decrease in local currency was driven by lower investment and non-technical results whilst our underwriting performance remained largely level compared with the prior period with a combined ratio of 96.2 percent. The loss ratio was largely flat at 70.6 percent as a result of our continued focus on underwriting profitability, and the expense ratio remained at 25.6 percent demonstrating our commitment to expense discipline.

- **Global Life** business operating profit decreased by USD 131 million to USD 641 million, a decrease of 17 percent in U.S. dollar terms and 5 percent in local currency. The decline on a local currency basis, was mainly driven by the impact of movements in the financial markets in the UK and Australia as well as by the impact of the acquisitions executed in the third quarter of 2008 on amortization of acquired intangibles and funding expense. Excluding these effects, the underlying performance remained resilient despite the challenging economic environment and its impact on customer savings and investment behavior.

- **Farmers** business operating profit increased by USD 52 million or 8 percent to USD 724 million. **Farmers Management Services** business operating profit increased by USD 26 million, or 4 percent, over the prior period. This increase was driven by contributions from organic and inorganic growth as well as strict expense discipline, partially offset by lower investment income. **Farmers Re** business operating profit increased by USD 26 million or 47 percent to USD 80 million due to higher investment income and improved loss trends in the underlying business assumed from the Farmers Exchanges, offset in part by higher ceding commission on the All Lines quota share reinsurance treaty.

Other Operating Businesses business operating loss increased by USD 41 million to a loss of USD 264 million primarily as a result of increased loan loss provisions in our banking operations. Gains on buy-backs of subordinated debt executed against advantageous market conditions offset higher headquarter expenses primarily resulting from a decrease in net headquarter revenues and a different phasing of branding activities.

The **Non-Core Businesses**, comprising the Group's run-off businesses, reported a discrete second quarter business operating profit of USD 66 million reducing its business operating loss for the six months ended June 30, 2009 to USD 263 million compared with a profit of USD 92 million in the prior six month period. The loss for the first six months resulted from an increase in certain life reserves addressing policyholders' behavior in current market conditions.

Net income attributable to shareholders decreased by USD 1.4 billion to USD 1.3 billion primarily resulting from capital losses on investments, including impairments, after allocations to policyholders, of USD 1.0 billion compared with net capital gains of USD 9 million in 2008. The **shareholders' effective tax rate** was 24.7 percent for the six months ended June 30, 2009 compared with 19 percent for the year ended December 31, 2008. The 2008 full year shareholders' effective tax rate was positively affected by one-off items, mainly the use of previously unrecognized net operating losses, while the shareholders' effective tax rate for the six months ended June 30, 2009 was adversely impacted by regional profit mix changes as well as the disadvantageous treatment of capital losses on investments in certain jurisdictions.

Business volumes in our main operating segments developed as follows:

- **General Insurance** gross written premiums and policy fees decreased by 11 percent to USD 18.2 billion in U.S. dollar terms and by 2 percent on a local currency basis. We managed to achieve average rate increases of 3 percentage points across our businesses with our Global Corporate division being most successful in leading the market to increase rate. Retention and new business premium levels were nevertheless down as we continue to experience some loss of business in cases where customers did not accept the terms required to meet our technical price and where lower levels of customer economic activity led to reduced levels of insured exposure.

- **Global Life** gross written premiums, policy fees and insurance deposits increased by 11 percent to USD 11.6 billion in U.S. dollar terms and by 30 percent on a local currency basis. The local currency increase was primarily driven by the businesses acquired in Spain in the third quarter of 2008.

- **Farmers Management Services** management fees and other related revenues increased by 4 percent, reflecting the underlying increase in the gross earned premiums of 4 percent in the Farmers Exchanges, which we manage but do not own. The increase in gross earned premiums resulted from the acquisition of Small Business Solutions by the Farmers Exchanges from North America Commercial during June 2008, as well as from some underlying growth despite the difficult market conditions. **Farmers Re** increased its participation in the All Lines quota share reinsurance treaty with the Farmers Exchanges from 5 percent to 25 percent as of September 2008 and from 25 percent to 37.5 percent as of June 30, 2009 which resulted in an increase in assumed written premium revenues.

Compared with the six months ended June 30, 2008, **ROE** decreased by 8.8 percentage points to 10.8 percent while **BOPAT ROE** decreased by 3.4 percentage points to 16.6 percent. **Diluted earnings per share** decreased by 50 percent to CHF 9.96 for the six months ended June 30, 2009, compared with CHF 19.94 for the same period in 2008. The corresponding diluted earnings per share movement in U.S. dollars was a decrease of 54 percent to USD 8.82.

General Insurance

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	18,247	20,593	(11%)
Net earned premiums and policy fees	14,231	15,889	(10%)
Insurance benefits and losses, net of reinsurance	(10,047)	(11,206)	10%
Net underwriting result	535	611	(12%)
Net investment income	1,534	1,910	(20%)
Net non-technical result (excl. items not included in BOP)	(404)	(269)	(50%)
Business operating profit	**1,714**	**2,236**	**(23%)**
Loss ratio	70.6%	70.5%	(0.1 pts)
Expense ratio	25.6%	25.6%	–
Combined ratio	**96.2%**	**96.2%**	**(0.1 pts)**

in USD millions, for the six months ended June 30	Business operating profit		Combined ratio	
	2009	2008	2009	2008
Global Corporate	354	347	95.7%	100.5%
North America Commercial	576	628	97.7%	97.4%
Europe General Insurance	624	1,035	96.5%	94.8%
International Markets	74	90	98.2%	96.6%
GI Global Functions including Group Reinsurance	87	137	nm	nm
Total	**1,714**	**2,236**	**96.2%**	**96.2%**

In challenging market conditions, characterized by contracting economic activity, General Insurance has delivered a robust operating performance by executing on our strategy of maintaining underwriting and expense discipline as well as pursuing profitable growth.

Business operating profit decreased by USD 522 million to USD 1.7 billion or by 23 percent in U.S. dollar terms and by 16 percent on a local currency basis. The decrease measured in local currency was mainly attributable to the lower investment income as well as higher non-technical expenses due to foreign currency exchange impacts and non-recurring one-offs in the same period of 2008. The segment continued to focus on underwriting and expense management and as a result the underwriting result was largely flat in local currency.

Gross written premiums and policy fees decreased by USD 2.3 billion to USD 18.2 billion or by 11 percent in U.S. dollar terms and by 2 percent on a local currency basis. The reduction measured in local currency was driven by North America where rate improvements were more than offset by the effects of lower insured exposures as a result of the economic downturn. Positive local currency growth was achieved in Global Corporate, International Markets and European General Insurance. We maintained our underwriting discipline and continued to increase rates where our technical pricing required us to do so. Overall, we achieved rate increases of over 3 percentage points. As a consequence, retention and new business levels were affected in some markets.

The **net underwriting result** decreased by USD 76 million to USD 535 million in U.S. dollar terms with the combined ratio of 96.2 percent at the same level as the same period in 2008. Overall the loss ratio in the first six months of 2009 was largely unchanged compared with the same period of 2008. Whilst attritional loss experience was mostly flat overall for General Insurance, the loss ratio was impacted by lower levels of favorable development of reserves established in prior years; however, this impact was offset by the large loss experience which reduced to more expected levels in the first six months of 2009. Although the premiums earned were lower than in 2008 the expense ratio was at the same level, reflecting our strict expense management and the benefits of our cost savings programs.

Global Corporate

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	4,249	4,494	(5%)
Net underwriting result	104	(13)	nm
Business operating profit	**354**	**347**	**2%**
Loss ratio	76.4%	80.6%	4.2 pts
Expense ratio	19.3%	19.9%	0.7 pts
Combined ratio	**95.7%**	**100.5%**	**4.8 pts**

Business operating profit increased by USD 6 million to USD 354 million or by 2 percent in U.S. dollar terms while increasing by 11 percent on a local currency basis. The increase measured in local currency was attributable to an improved underwriting result partially offset by an increase in non-technical expenses and lower investment income, primarily as a result of lower yields. Non-technical expenses increased in 2009 primarily due to a number of one-off benefits occurring in 2008 as a result of foreign exchange gains and the release of provisions no longer required.

Gross written premiums and policy fees decreased by USD 246 million to USD 4.2 billion or by 5 percent in U.S. dollar terms, while increasing by 3 percent on a local currency basis. Our focus continues to be on underwriting and pricing discipline, and as a result we achieved average rate increases of more than 5 percent on business written during the first six months of 2009. The difficult economic environment has contributed to lower customer insured exposure volumes affecting our retention and new business premium levels. Overall conditions remained competitive and we continued to experience loss of business where customers did not accept the terms required to meet our technical price.

The **net underwriting result** improved by USD 117 million to USD 104 million, reflected in a 4.8 percentage point improvement in the combined ratio. The loss ratio decreased by 4.2 percentage points to 76.4 percent driven primarily by more expected levels of large and weather-related losses following adverse experience in 2008. The expense ratio improved by 0.7 percentage points, driven mainly by a reduction in other underwriting expenses as a result of our disciplined approach to cost management.

North America Commercial

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	5,177	5,766	(10%)
Net underwriting result	94	118	(21%)
Business operating profit	**576**	**628**	**(8%)**
Loss ratio	69.4%	69.5%	0.1 pts
Expense ratio	28.3%	28.0%	(0.4 pts)
Combined ratio	**97.7%**	**97.4%**	**(0.3 pts)**

Business operating profit decreased by USD 52 million to USD 576 million or 8 percent. The decrease was primarily driven by a lower underwriting result due to lower premiums earned and weaker pricing in 2008 which is now flowing through to the earned premiums. Investment income also decreased due to declining yields.

Gross written premiums and policy fees decreased by USD 589 million or 10 percent to USD 5.2 billion. This result was achieved in a continuing difficult economic environment where we maintained our underwriting and pricing discipline. Based on targeted rate increases we achieved a 3 percent rate increase on the business written in the first six months of 2009 as well as some growth in targeted segments. Our businesses mainly in the construction and automotive industries suffered from the economic environment which continued to lead to significantly lower customer insured exposure volumes. Although premiums have declined because of reduced exposures, customer retention remains at comparatively high levels.

The **net underwriting result** decreased by USD 24 million or 21 percent to USD 94 million driven by lower volumes of earned premiums and through a 0.3 percentage point increase in the combined ratio. The loss ratio developed favorably by 0.1 percentage points compared with the same period in 2008. This improvement was attributable to lower weather-related losses and higher levels of positive developments from reserves established in prior years and was partially offset by an increase in the attritional loss ratio as lower rated business written in 2008 has been earned in 2009. The expense ratio increased by 0.4 percentage points, mainly attributable to higher commissions due to changes in business mix and our approach to broker remuneration in a competitive market environment. Commission increases were partially offset by lower premium taxes and other underwriting expenses both benefiting from the change in business mix as well as from the temporary impact of reinsurance commissions received under the agreement with Farmers Exchanges for the transfer of Small Business Solutions.

Europe General Insurance

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	7,846	9,171	(14%)
Net underwriting result	234	400	(41%)
Business operating profit	**624**	**1,035**	**(40%)**
Loss ratio	71.7%	69.9%	(1.8 pts)
Expense ratio	24.8%	24.9%	0.1 pts
Combined ratio	**96.5%**	**94.8%**	**(1.7 pts)**

Business operating profit decreased by USD 411 million or 40 percent to USD 624 million in U.S. dollar terms and by 28 percent on a local currency basis. The decrease in local currency was attributable to the lower underwriting result and to lower investment income. The reduction in investment income was driven by lower yields and a lower asset base, mainly as a result of the repatriation of capital to the Group following the transfer of the UK general insurance business to our single EU carrier based in Ireland.

Gross written premiums and policy fees decreased by USD 1.3 billion or 14 percent to USD 7.8 billion in U.S. dollar terms while overall remaining largely flat on a local currency basis. Local currency growth was mainly driven by Italy and South Africa where growth was 11 percent and 8 percent, respectively. Our 2008 acquisitions in Russia and Turkey provided additional premium growth compared with the same period in 2008. Offsetting this growth in local currency were decreases in the UK and Spain as a result of rating actions and the difficult market environment in motor personal lines. The remaining businesses were largely flat in the difficult market environment.

The **net underwriting result** decreased by USD 166 million or 41 percent to USD 234 million and by 31 percent on a local currency basis. This decrease is reflected in a 1.7 percentage point increase in the combined ratio to 96.5 percent. The increase in the combined ratio was attributable to a 1.8 percentage point higher loss ratio. This increase resulted from lower positive development from reserves established in prior years and higher large loss experience than in the same period in 2008. In addition, we experienced a general deterioration in the Italian personal motor business as a result of regulatory changes and operational challenges related to certain market segments, both leading to an increase in the current year accident loss ratio and a strengthening of prior year loss reserves. This was addressed via decisive rating actions throughout the first half of the year. The overall net expense ratio remained flat. The commission ratio increased as a result of business mix changes and the effect of our recent acquisitions. This increase was fully offset by decreases in other technical expenses as a result of our proactive approach to the management of our expenses.

International Markets

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	1,295	1,449	(11%)
Net underwriting result	18	35	(49%)
Business operating profit	**74**	**90**	**(18%)**
Loss ratio	62.5%	61.3%	(1.2 pts)
Expense ratio	35.7%	35.2%	(0.5 pts)
Combined ratio	**98.2%**	**96.6%**	**(1.6 pts)**

Business operating profit decreased by USD 16 million or 18 percent to USD 74 million and by 13 percent on a local currency basis. The decrease in local currency was attributable to the lower underwriting result.

Gross written premiums and policy fees decreased by USD 154 million or 11 percent to USD 1.3 billion in U.S. dollar terms while increasing by 2 percent on a local currency basis. Growth in local currency was achieved in all regions, however, this was partially offset by the transfer of USD 81 million of premiums in Asia and Australia to Global Corporate. Excluding the impact of these transfers, premiums in the Asia-Pacific region grew by 6 percent driven by Australia which increased by 9 percent in local currency mainly as a result of rate improvements. Our Latin America business increased by 19 percent mostly attributable to the acquisition in Brazil.

The **net underwriting result** decreased by USD 17 million to USD 18 million driven by a 1.6 percentage point increase in the combined ratio to 98.2 percent. This was mainly attributable to an increase in the loss ratio of 1.2 percentage points to 62.5 percent due to higher catastrophe losses in Australia and unfavorable large loss experience in Mexico partially offset by lower attritional losses. The expense ratio increased by 0.5 percentage points to 35.7 percent. The expense ratio increase was due to higher underwriting expenses in our Latin American region attributable to our acquisition in Brazil and lower fee income on our Motor business in Mexico as well as to a change in reinsurance structure leading to lower reinsurance commissions. This is partially offset by expense reductions in our Asia-Pacific region as a result of our continued focus on expense management.

Global Life

in USD millions, for the six months ended June 30	2009	2008	Change
Insurance deposits	5,546	5,317	4%
Gross written premiums and policy fees	6,023	5,080	19%
Net investment income on Group investments	2,017	2,216	(9%)
Insurance benefits and losses, net of reinsurance	(5,211)	(4,156)	(25%)
Underwriting and policy acquisition costs, net of reinsurance	(784)	(976)	20%
Administrative and other operating expenses	(910)	(1,066)	15%
of which:			
Amortization and impairments of intangible assets	(124)	(92)	(34%)
Depreciation and impairments of property and equipment	(16)	(22)	29%
Business operating profit	**641**	**772**	**(17%)**
Total reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts[1]	163,468	154,700	6%
Assets under management[1,2]	192,640	180,416	7%
Embedded value – highlights			
New business annual premium equivalent (APE)	**1,579**	**1,528**	**3%**
Present value of new business premiums (PVNBP)	12,275	12,223	0.4%
New business margin, after tax (as % of APE)	**21.0%**	**22.4%**	**(1.3 pts)**
New business margin, after tax (as % of PVNBP)	2.7%	2.8%	(0.1 pts)
New business value, after tax	**332**	**342**	**(3%)**

[1] As of June 30, 2009 and December 31, 2008.
[2] Assets under management comprise Group and unit-linked investments that are included in the Global Life balance sheet plus assets that are managed by third parties on which we earn fees.

Global Life reported solid results in both new business APE and gross written premiums and policy fees, benefiting from the impact of the distribution agreements forming part of the acquisitions of BanSabadell Vida, BanSabadell Pensiones and Caxia Sabadell Vida completed in the third quarter of 2008. The results for the first six months of 2009 were achieved against a backdrop of challenging market conditions in our core markets from reduced equity markets, low interest rates, and consumer reaction to the global financial crisis.

New business annual premium equivalent (APE) increased by USD 51 million to USD 1.6 billion, an increase of 3 percent in U.S. dollar terms, and of 19 percent on a local currency basis driven by the distribution agreements forming part of the acquisitions in Spain. Additional growth was contributed by the Corporate Life & Pensions and Independent Financial Advisors (IFA)/Broker pillars, as well as the successful launch of the Private Banking Client Solutions pillar. The growth was reduced by lower sales in the Agents pillar in Hong Kong and in the International/Expats pillar, both due to the adverse market conditions, and reduced sales from Direct and Central Initiatives compared with the prior period.

Business operating profit decreased by USD 131 million to USD 641 million, a decrease of 17 percent in U.S. dollar terms, and of 5 percent on a local currency basis. The reduced results, on a local currency basis, reflect a strong underlying performance in difficult market conditions with the adverse effect of financial markets impacting predominantly the UK and Australia. This effect together with the costs of adverse claims experience in the UK and the impact of regular amortization of intangible assets and funding costs relating to the acquisitions in Spain and Italy, were mostly offset by the continuing benefit from changes in the German Supervisory Law, a net reduction in amortization of deferred policy acquisition costs as a result of assumption changes, and reduced amortization of intangible assets in the UK.

Insurance deposits increased by 4 percent in U.S. dollar terms to USD 5.5 billion and by 26 percent on a local currency basis, primarily driven by the businesses acquired in Spain in the third quarter of 2008.

Gross written premiums and policy fees increased by 19 percent in U.S. dollar terms to USD 6.0 billion and by 35 percent on a local currency basis. The increase on a local currency basis was due to the businesses acquired in Spain in the third quarter of 2008 and growth in Latin America, which was partially offset by decreases in the UK and Germany.

Net reserves increased by 6 percent in U.S. dollar terms and by 1 percent in local currency, compared with December 31, 2008. On a local currency basis, the increase was primarily driven by the interest and bonuses credited to policyholders for unit-linked insurance and investment contracts, and the traditional reserves. **Assets under management** increased by 7 percent in U.S. dollar terms and by 2 percent in local currency, compared with December 31, 2008. These comprise group and unit-linked investments included in the Global Life balance sheet plus assets that are managed by third parties on which we earn fees.

in USD millions, for the six months ended June 30	New business annual premium equivalent (APE)		New business value, after tax		New business margin, after tax (as % of APE)		Business operating profit	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Americas	114	94	69	59	60.5%	62.2%	140	178
of which:								
United States	*47*	*51*	*55*	*47*	*117.7%*	*90.9%*	*117*	*154*
Latin America	*67*	*43*	*14*	*12*	*20.5%*	*28.0%*	*22*	*24*
United Kingdom	341	472	48	49	14.0%	10.5%	141	200
Germany	255	333	45	104	17.6%	31.2%	145	134
Switzerland	57	62	10	21	17.0%	34.3%	113	122
Ireland	129	144	32	28	24.6%	19.6%	23	25
Spain	357	31	57	7	15.9%	21.2%	11	25
Emerging Markets in Asia	229	297	46	66	19.9%	22.1%	29	24
of which:								
ZIS	*204*	*252*	*41*	*53*	*19.9%*	*20.9%*	*18*	*21*
Hong Kong	*25*	*45*	*5*	*13*	*20.3%*	*28.6%*	*10*	*1*
Rest of the World	96	94	27	8	27.8%	8.7%	38	64
Total	**1,579**	**1,528**	**332**	**342**	**21.0%**	**22.4%**	**641**	**772**

Business operating profit decreased by USD 131 million to USD 641 million, or by 17 percent in U.S. dollar terms, and by 5 percent on a local currency basis. In the U.S. underlying business operating profit improved, but the overall result decreased due to the effect of the benefit in 2008, not repeated in 2009, of reduced amortization of deferred policy acquisition costs which arose from a reduction in maintenance cost assumptions. In Germany, the underlying result was supplemented by the continuing effects of changes to the German Insurance Supervisory Law for determining policyholder participation that was implemented in the third quarter of 2008. Changes to deferred acquisition cost assumptions benefited Hong Kong, contributing to the improved underlying result in Emerging Markets in Asia. In Italy, included in the Rest of the World, and in Spain, the business operating profit before interest, depreciation and amortization improved significantly, with costs of financing and regular amortization of intangible assets from recent acquisitions impacting the overall business operating profit. Both in Australia, also included in the Rest of the World, and in the UK, the business operating profit was impacted by negative stock market performance. In the UK, USD 46 million of the reduction of USD 59 million in business operating profit reported in U.S. dollars resulted from currency translation effects. The UK underlying performance in local currency was impacted by financial markets and by adverse claims experience, but these effects were substantially offset by reduced amortization of deferred acquisition costs and intangible assets as a result of assumption changes.

New business annual premium equivalent (APE) increased by USD 51 million to 1.6 billion, or by 3 percent in U.S dollar terms and by 19 percent in local currency. Growth in Spain was USD 326 million, of which USD 319 million was achieved through the integration of the businesses acquired in the third quarter of 2008. In the UK, APE decreased by 28 percent in U.S. dollar terms and by 4 percent on a local currency basis, since the prior period included the effect of a major customer initiative resulting in higher sales. In the Americas, APE increased by 22 percent in U.S. dollar terms and by 33 percent on a local currency basis, driven by growth in Latin America from Bank Distribution and Corporate Life & Pensions sales. In Germany, APE decreased by 23 percent in U.S. dollar terms, and by 12 percent on a local currency basis, as 2008 included a benefit from the final step-up of premiums in state subsidized pension contracts that increased unit-linked sales. APE in Emerging Markets in Asia decreased by 23 percent in U.S. dollar terms, and by 20 percent on a local currency basis as a result of reduced sales in Hong Kong and in the International/Expats business of Zurich International Solutions (ZIS) due to the financial market turmoil. In Ireland, where the market declined over 40 percent, APE decreased by 10 percent in U.S. dollar terms, while increasing 3 percent on a local currency basis as a result of strong growth in the Corporate Life & Pensions pillar more than offsetting lower IFA/Broker sales. APE in the Rest of the World increased by 3 percent in U.S. dollar terms and by 20 percent on a local currency basis primarily as a result of successful Bank Distribution activities in Italy.

New business value, after tax, decreased by USD 10 million to USD 332 million but increased by 9 percent on a local currency basis, primarily as a result of the acquisitions in Spain, growth in sales volumes in Latin America, improved margins in the UK, and the benefit of lower interest rates for protection products in the U.S. and Australia. This improvement was partially offset by the negative impact of lower interest rates on savings products in Germany and Switzerland as well as the lower sales in the Agent pillar in Hong Kong and in the International/Expats pillar, both due to the adverse market conditions. Overall the new business margin after tax decreased by 1.3 percentage points to 21 percent.

APE by pillar and product

in USD millions, for the six months ended June 30	Unit-linked[1]		Protection		Other[2]		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Bank Distribution	240	200	28	16	278	37	546	254
IFA/Brokers	227	268	63	75	113	157	403	501
Agents	66	107	57	69	83	63	206	240
Corporate Life & Pensions	–	–	108	40	140	167	248	207
International/Expats	110	181	–	–	–	–	110	181
Private Banking Client Solutions	16	–	–	–	–	–	16	–
Direct and Central Initiatives	4	1	3	3	43	141	50	145
Total	**662**	**757**	**259**	**205**	**657**	**566**	**1,579**	**1,528**

[1] Unit-linked includes insurance and investment contracts.
[2] Other includes primarily group and individual savings.

Global Life applies a global approach to the management of new business distribution through three global distribution pillars, Bank Distribution, IFA/Brokers and Agents, and three global proposition pillars, Corporate Life & Pensions, International/Expats and Private Banking Client Solutions. Further distribution is driven by Direct and Central Initiatives, which include sales of new business outside the global distribution and proposition pillars and initiatives related to our focus on the management of in-force business and the improvement of persistency and retention.

Bank Distribution increased by USD 292 million to USD 546 million, or by 115 percent in U.S. dollar terms, and by 146 percent on a local currency basis. The new businesses acquired in Spain contributed USD 319 million to this growth. UK grew from the sale of newly introduced structured products.

IFA/Brokers distribution reduced by USD 98 million to USD 403 million or by 20 percent in U.S. dollar terms, while increasing by 1 percent on a local currency basis compared with the prior period. Successful pension sales in the UK and higher sales of saving products in Spain were partially offset by lower sales of savings products in Ireland resulting from reduced consumer confidence in the current economic environment and, in Germany, due to the lower levels of unit-linked pension sales.

Agents distribution reduced by USD 34 million to USD 206 million, or by 14 percent in U.S. dollar terms, and by 7 percent on a local currency basis. Sales in many countries proved resilient to the financial crisis mainly as a result of several customer and distributor focused programs. Growth came from Latin America, Switzerland, Spain, Italy and Portugal. These positive developments were more than offset by a decline in the unit-linked sales in our Hong Kong domestic business driven by the volatile investment environment.

Corporate Life & Pensions distribution increased by USD 41 million to USD 248 million, or by 20 percent in U.S. dollar terms, and by 43 percent on a local currency basis. The pillar experienced growth in both protection and pension business with the main contributions coming from ZIS, Latin America, the UK and Ireland.

International/Expats pillar decreased by USD 70 million to USD 110 million, or 39 percent in U.S. dollar terms and on a local currency basis. The lower sales, predominantly in investment products, reflected reduced consumer confidence caused by the current financial market conditions.

Private Banking Client Solutions pillar accomplished sales of USD 16 million by placing a first tranche of investment bonds through a bank partner in the UK. All major set-up measures have been completed during the first half of 2009. Further sales activities have commenced with some major European banking partners.

Direct and Central Initiatives decreased by USD 95 million to USD 50 million, or 66 percent in U.S. dollar terms and by 56 percent on a local currency basis, mainly attributable to a major customer offer initiative in the UK in June 2008.

Farmers

Farmers business operating profit totalled USD 724 million compared with USD 672 million in the first six months of 2008. Farmers Management Services contributed USD 643 million compared with USD 617 million in the prior period and Farmers Re totalled USD 80 million compared with USD 54 million in the prior period.

Farmers Management Services

in USD millions, for the six months ended June 30	2009	2008	Change
Management fees and other related revenues	1,247	1,196	4%
Management and other related expenses	(636)	(622)	(2%)
Gross management result	610	574	6%
Other net income	33	43	(23%)
Business operating profit	**643**	**617**	**4%**
Managed gross earned premium margin	7.3%	7.1%	0.2 pts

Business operating profit increased by USD 26 million or 4 percent to USD 643 million. This increase was driven by disciplined expense management, by an improvement of USD 12 million from Small Business Solutions, for which the rights to renew policies were acquired by the Farmers Exchanges, which we manage but do not own, from Zurich North America in June 2008, and by the contribution from the growth in underlying operations. These increases were offset by a USD 6 million decrease in investment income mainly arising from the lower average invested asset base following the repatriation of capital to the Group in the second quarter of 2008.

Management fees and other related revenues increased by 4 percent to USD 1.2 billion primarily driven by a 4 percent increase in gross earned premiums in the Farmers Exchanges, which we manage but do not own. Small Business Solutions generated an increase in fee income of USD 40 million compared with the prior period reflecting its acquisition from Zurich North America in June 2008. The remainder resulted from fee income increases in the underlying business of Farmers Exchanges. Management and other related expenses increased by USD 15 million or 2 percent in the period reflecting the inclusion of Small Business Solutions throughout the period in 2009. Underlying expenses excluding Small Business Solutions reduced by USD 17 million reflecting our continued strict expense discipline and the benefits of our ongoing operational transformation. As a result of these changes and underlying improvements, the gross management result improved by USD 36 million, or 6 percent while the managed gross earned premium margin improved by 0.2 percentage points to 7.3 percent from 7.1 percent.

Farmers Re

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums and policy fees	2,883	836	nm
Net underwriting result	7	9	(22%)
Business operating profit	**80**	**54**	**47%**
Loss ratio	70.1%	71.9%	1.8 pts
Expense ratio	29.5%	27.0%	(2.5 pts)
Combined ratio	**99.7%**	**99.0%**	**(0.7 pts)**

As part of the acquisition of AIG's US Personal Auto Group, which includes "21st Century Insurance" (comprising the former "AIG Direct" and "21st Century Insurance") as well as AIG's "Agency Auto" on July 1, 2009 (see note 14 in the consolidated financial statements), Farmers Re increased, effective June 30, 2009, its participation in the All Lines quota share reinsurance treaty from the Farmers Exchanges from 25 percent to 37.5 percent. This change did not have an impact on the business operating profit or net income of Farmers Re for the six months ended June 30, 2009, but increased the gross written premiums and policy fees by USD 696 million.

Business operating profit increased by USD 26 million or 47 percent to USD 80 million. The All Lines quota share reinsurance treaty from the Farmers Exchanges, which we manage but do not own, was increased from 5 percent to 25 percent with effect from September 30, 2008, and from 25 percent to 37.5 percent as of June 30, 2009 in conjunction with the aforementioned acquisition of AIG's US Personal Auto Group, resulting in an overall increase in the **gross written premiums and policy fees** of USD 2.0 billion compared with the prior period. The decrease in the loss ratio of 1.8 percentage points was driven by improved loss trends in the underlying business of the Farmers Exchanges. The higher expense ratio resulted from an increase in the ceding commission on the All Lines quota share reinsurance treaty, reflecting changes to the underlying business mix in the Farmers Exchanges.

Farmers Exchanges

in USD millions, for the six months ended June 30	2009	2008	Change
Gross written premiums	8,438	8,710 [1]	(3%)
Gross earned premiums	8,363	8,075	4%

[1] Includes USD 425 million premium portfolio transfer in June 2008 related to the acquisition of Small Business Solutions from Zurich North America Commercial.

Gross earned premiums in the Farmers Exchanges, which we manage but do not own, increased by USD 288 million to USD 8.4 billion. This increase included USD 258 million relating to Small Business Solutions, acquired from Zurich North America Commercial in June 2008.

Other Operating Businesses

in USD millions, for the six months ended June 30	2009	2008	Change
Business operating profit:			
Holding and financing	(209)	(287)	27%
Headquarters	(17)	31	nm
Banking activities	(25)	38	nm
Alternative investments	(14)	(4)	nm
Total business operating profit	**(264)**	**(223)**	**(18%)**

Holding and financing business operating loss improved by USD 79 million to a loss of USD 209 million. This improvement was primarily driven by gains resulting from buybacks of subordinated debt and a favorable impact from movements in foreign currencies. **Headquarters** reported a business operating loss of USD 17 million compared with a profit of USD 31 million in the prior period. This arose mainly as a result of lower income from net headquarter revenues as well as higher branding expenses in 2009 compared with the prior period due to earlier phasing of marketing campaigns. **Banking activities** decreased by USD 63 million to a loss of USD 25 million predominantly driven by an increase in loan loss provisions reflecting developments in the UK and Irish property markets.

Non-Core Businesses

in USD millions, for the six months ended June 30	2009	2008	Change
Business operating profit:			
Centre	57	4	nm
Centrally managed businesses	(322)	49	nm
Other run-off	2	39	(95%)
Total business operating profit	**(263)**	**92**	**nm**

Centre business operating profit increased by USD 54 million to USD 57 million, driven by positive capital market impacts on a portfolio where both assets and liabilities are carried at fair value. **Centrally Managed Businesses**, which comprise portfolios that we manage in order to achieve a profitable run-off over time, decreased by USD 371 million to a loss of USD 322 million, primarily resulting from an increase of certain life insurance reserves addressing policyholders' behavior experienced in current market conditions.

Investment position and performance

Breakdown of investments

in USD millions, as of	Group investments		Unit-linked investments	
	06/30/09	12/31/08	06/30/09	12/31/08
Cash and cash equivalents	15,554	12,428	5,228	4,460
Equity securities:	13,807	14,303	66,108	60,154
Common stocks, including equity unit trusts	8,331	8,957	56,120	51,276
Unit trusts (debt securities, real estate and short-term investments)	4,207	3,930	9,988	8,879
Common stock portfolios backing participating with-profit policyholder contracts	595	630	–	–
Trading equity portfolios in capital markets and banking activities	675	786	–	–
Debt securities	126,053	118,287	9,659	9,510
Real estate held for investment	7,427	7,524	3,824	4,077
Mortgage loans	12,826	12,820	–	–
Policyholders' collateral and other loans	14,704	13,988	56	2
Investments in associates	227	220	–	–
Total	**190,598**	**179,570**	**84,874**	**78,203**

Group investments have increased by USD 11.0 billion or 6 percent in U.S. dollar terms to USD 190.6 billion and by 4 percent on a local currency basis since December 31, 2008.

Unit-linked investments increased by USD 6.7 billion or 9 percent in U.S. dollars terms to USD 84.9 billion since December 31, 2008. After excluding currency translation effects, unit-linked investments increased by USD 854 million or 1 percent, primarily as a result of higher equity valuations following favorable market developments. This increase is mirrored in higher unit-linked insurance and investment contract liabilities.

The quality of our investment portfolio remains high and our investment policy remains conservative. Investment grade securities comprise 98.4 percent of our debt securities, of which 57.4 percent are rated AAA as of June 30, 2009. During the first six months of 2009 we further improved the risk profile of our portfolio through prudent investment of new cash and cash available from active realizations, leading to a further reduction of our risk profile.

Performance of Group investments

in USD millions, for the six months ended June 30	2009	2008	Change
Net investment income	3,777	4,402	(14%)
Net capital gains/(losses) on investments and impairments	(1,342)	(426)	nm
of which: net capital gains/(losses) on investments and impairments attributable to shareholders	(1,015)	9	nm
Net investment result	2,435	3,975	(39%)
Net investment return on Group investments[1]	**1.3%**	**2.1%**	**(0.7 pts)**
Movements in net unrealized gains/(losses) on investments included in total equity	601	(4,667)	nm
Total investment result, net of investment expenses[2]	**3,036**	**(691)**	**nm**
Average Group investments[3]	184,799	192,806	(4%)
Total return on Group investments[1]	**1.6%**	**(0.4%)**	**2.0 pts**

[1] Net investment and total return are not annualized.
[2] After deducting investment expenses of USD 107 million and USD 136 million for the six months ended June 30, 2009 and 2008, respectively.
[3] Excluding average cash received as collateral for securities lending of USD 285 million and USD 1.5 billion in the six months ended June 30, 2009 and 2008, respectively.

Total return, net of investment expenses, on average group investments was positive 1.6 percent, largely driven by the return from debt securities compared with a negative 0.4 percent in the prior period. Debt securities, which are invested to match our insurance liability profiles, returned positive 1.9 percent. Equity securities returned positive 1.0 percent as the effect of rising markets during the second quarter 2009 offset losses which arose in the first quarter of 2009. Other investments, mainly real estate and mortgages, returned a positive 1.4 percent.

Total **net investment income** decreased by USD 625 million, or 14 percent in U.S. dollar terms to USD 3.8 billion, and by 4 percent on a local currency basis. Net investment income yield was 2.0 percent, a decrease of 24 basis points compared with the prior period. This decrease resulted from a combination of lower yields on cash together with a decline in income from equity securities.

Total **net capital losses on investments and impairments** included in pre-tax net income were USD 1.3 billion, which included realized losses of USD 234 million, arising from the sale of investments, impairments of USD 738 million, of which USD 392 million was attributable to equity securities and USD 346 million was attributable to debt securities and mortgages, and net unrealized losses of USD 370 million on investments revalued through profit or loss, which were mainly driven by losses on debt securities of USD 188 million and on derivatives of USD 207 million.

Net unrealized losses included in total equity have decreased by USD 601 million since December 31, 2008, due to a USD 441 million decrease in net unrealized losses on equity securities following realization of losses and impairments taken during the first half year 2009, as well as a USD 173 million decrease in net unrealized losses on debt securities as the effect of narrowing credit spreads exceeded the effect of increasing yields on government debt.

Performance of unit-linked investments

in USD millions, for the six months ended June 30	2009	2008	Change
Net investment income	811	2,046	(60%)
Net capital (losses)/gains on investments and impairments	112	(11,450)	nm
Net investment result, net of investment expenses[1]	923	(9,404)	nm
Average investments	81,539	117,570	(31%)
Total return on unit-linked investments[2]	**1.1%**	**(8.0%)**	**9.1 pts**

[1] After deducting investment expenses of USD 215 million and USD 432 million for the six months ended June 30, 2009 and 2008, respectively.
[2] Total return is not annualized.

Total return on unit-linked investments improved by 9.1 percentage points to a positive return of 1.1 percent compared with a negative return of 8.0 percent in the prior period. The improvement in the total return was due to lower net capital losses of USD 11.6 billion with markets relatively flat in the first six months of 2009 compared with the adverse market conditions in the first six months of 2008. Investment income decreased by USD 1.2 billion or 60 percent, primarily due to lower dividend income on unit-linked equity investments.

Insurance and investment contract liabilities

Reserves for losses and loss adjustment expenses

in USD millions	2009	2008
As of January 1		
Gross reserves for losses and loss adjustment expenses	65,218	67,890
Reinsurers' share	(12,232)	(13,179)
Net reserves for losses and loss adjustment expenses	**52,986**	**54,712**
Net losses and loss adjustment expenses incurred	11,630	11,821
Current year	12,045	12,408
Prior years	(414)	(586)
Total net losses and loss adjustment expenses paid	(11,706)	(11,119)
Acquisitions/(divestments)	95	15
Foreign currency translation effects	1,222	1,434
As of June 30		
Net reserves for losses and loss adjustment expenses	**54,228**	**56,863**
Reinsurers' share	(12,444)	(12,935)
Gross reserves for losses and loss adjustment expenses	66,672	69,798

The majority of the Group's gross reserves for losses and loss adjustment expenses are attributable to the General Insurance segment.

As of June 30, 2009, net reserves for loss and loss adjustment expenses increased by USD 1.2 billion to USD 54.2 billion compared with December 31, 2008. This increase is almost entirely due to the effects of foreign currency translation. The development of reserves established in prior years was positive at USD 414 million emerging from various regions and lines of business.

Reserves for life insurance contracts and liabilities for investment contracts

The majority of the Group's reserves for life insurance contracts and liabilities for investment contracts are attributable to Global Life. Life insurance reserves in other segments relate predominantly to companies that are in run-off or are centrally managed, and are included only in this first table.

Group reserves for life insurance contracts, net of reinsurance, and liabilities for investment contracts

in USD millions	Global Life	Other segments	Total Group
Net reserves as of January 1, 2009	154,700	17,278	171,978
Movements in net reserves	8,768	(194)	8,574
Net reserves as of June 30, 2009	**163,468**	**17,084**	**180,552**

The reserves are impacted by foreign currency movements, primarily from the strengthening of the British pound against the U.S. dollar since December 31, 2008.

The following provides further detail on the development and composition of reserves and liabilities in our **Global Life** business.

Global Life – Development of reserves and liabilities

in USD millions	Unit-linked insurance and investment contracts[1]		Other life insurance liabilities[2]		Total reserves and liabilities	
	2009	2008	**2009**	2008	**2009**	2008
As of January 1						
Gross reserves	71,299	109,072	85,393	91,678	156,692	200,750
Reinsurers' share[3]	–	–	(1,992)	(9,551)	(1,992)	(9,551)
Net reserves	**71,299**	**109,072**	**83,401**	**82,127**	**154,700**	**191,199**
Premiums and claims[4]	484	(1,067)	(879)	(2,168)	(395)	(3,235)
Interest and bonuses credited to policyholders	735	(8,395)	1,422	1,624	2,157	(6,771)
Change in assumptions	–	–	15	(25)	15	(25)
Acquisitions/(Divestments)	–	–	92	–	92	–
Decreases recorded in shareholders' equity	2	4	(265)	(1,197)	(263)	(1,193)
Foreign currency translation effects	6,241	2,318	921	5,780	7,163	8,098
As of June 30						
Net reserves	**78,761**	**101,933**	**84,706**	**86,140**	**163,468**	**188,074**
Reinsurers' share	–	–	(2,134)	(1,845)	(2,134)	(1,845)
Gross reserves	78,761	101,933	86,840	87,985	165,601	189,919

[1] Includes reserves for unit-linked contracts, the net amounts of which were USD 39.4 billion and USD 50.5 billion, and liabilities for investment contracts, the net amounts of which were USD 39.3 billion and USD 51.4 billion as of June 30, 2009 and 2008, respectively.
[2] Includes reserves for future life policyholders' benefits, the net amounts of which were USD 71.9 billion and USD 72.6 billion and policyholders' contract deposits and other funds, the net amounts of which were USD 12.8 billion and USD 13.5 billion as of June 30, 2009 and 2008, respectively.
[3] In 2008, reinsurers' share of reserves for insurance contracts included USD 7.1 billion related to the reinsurance of a UK annuity portfolio. Subsequent to the approval from the UK High Court on June 30, 2008, the underlying contracts were transferred to the reinsurer, resulting in a reduction of gross reserves for insurance contracts and the related reinsurers' share.
[4] Premiums and claims include all on balance sheet policyholder cash flows, fund deductions and experience profit and loss.

Total reserves and liabilities for insurance and investment contracts, net of reinsurance, increased by USD 8.8 billion or 6 percent in U.S. dollar terms compared with December 31, 2008 and by 1 percent in local currency. The increase in local currency was primarily driven by the interest and bonuses credited to policyholders for unit-linked insurance and investment contracts, and the traditional reserves. The improvement of USD 2.8 billion in the net premiums and claims in the first half of 2009 compared with the same period in 2008 was primarily driven by the businesses acquired in the third quarter of 2008 in Spain.

Global Life – Reserves and liabilities, net of reinsurance, by region

in USD millions, as of	Unit-linked insurance and investment contracts		Other life insurance liabilities		Total reserves and liabilities	
	06/30/09	12/31/08	**06/30/09**	12/31/08	**06/30/09**	12/31/08
Americas	995	926	6,636	6,258	7,631	7,184
of which:						
United States	715	685	4,971	4,944	5,686	5,629
Latin America	280	241	1,665	1,314	1,945	1,555
United Kingdom	46,482	42,655	4,450	4,033	50,932	46,688
Germany	7,500	6,387	41,005	40,879	48,504	47,266
Switzerland	1,683	1,676	14,802	15,044	16,485	16,720
Ireland	6,609	5,985	1,286	1,418	7,895	7,403
Spain	3,651	2,669	9,550	8,775	13,201	11,444
Emerging Markets in Asia	5,773	4,981	1,511	1,501	7,284	6,482
of which:						
ZIS	5,477	4,749	699	696	6,176	5,446
Hong Kong	296	232	804	805	1,100	1,036
Rest of the World	6,068	6,021	5,471	5,490	11,539	11,511
Eliminations	–	–	(3)	3	(3)	3
Total	**78,761**	**71,299**	**84,706**	**83,401**	**163,468**	**154,700**

Unit-linked insurance and investment contracts, net of reinsurance, increased by 10 percent, and by 2 percent after excluding the effect of currency translation of USD 6.0 billion, compared with December 31, 2008. The increase in local currency was mainly driven by the overall positive performance of the unit-linked funds in the first six months of 2009 and by net positive policyholder cash flows. The positive cash flows in Spain, Germany, Ireland and ZIS were partly offset by the excess of maturities and surrenders over new business in the UK, Australia and Italy.

Other life insurance liabilities, net of reinsurance, increased by 2 percent, and remained flat after excluding the effect of currency translation of USD 921 million, compared with December 31, 2008. The growth due to interest and bonuses credited to policyholders for traditional products and the strong net policyholder cash flows in Spain were partially offset by a reduced emphasis on traditional products in Germany.

Indebtedness

in USD millions, as of	06/30/09	12/31/08	Change
Total operational debt	6,934	6,188	12%
Total financial debt	10,708	9,633	11%
Total debt	**17,642**	**15,821**	**12%**

Total debt increased by USD 1.8 billion or 12 percent in U.S. dollar terms to USD 17.6 billion and by 8 percent on a local currency basis, and consisted of debt related to capital markets and banking activities, senior and subordinated debt as well as obligations to repurchase securities and collateralized loans. Details of the composition of debt and its attribution to operational and financial debt are set out in note 10 of the unaudited consolidated financial statements.

Operational debt increased by USD 746 million or 12 percent to USD 6.9 billion in U.S. dollar terms and by 3 percent on a local currency basis.

Financial debt increased by USD 1.1 billion or 11 percent to USD 10.7 billion. The increase was a result of the issue in April 2009 of EUR 1.4 billion (USD 1.9 billion) of senior notes under the Euro Medium Term Notes (EMTN) programme partially offset by a reduction of USD 827 million as a result of a partial repayment by Zurich Capital Markets of its commercial papers.

The Group continues to optimize its capital structure. On March 31, 2009 and on May 20, 2009, Zurich Holding Company of America (ZHCA), a subsidiary of the Group, repurchased USD 93 million and USD 50 million respectively of ECAPS and Trust Preferred Securities. These repurchases resulted in a total pre-tax gain of USD 74 million.

Subsequent to June 30,2009, the Group announced on July 9, 2009 its intention to repurchase by way of a cash tender offer to holders up to a total of USD 728 million aggregate principal amount of certain of its preferred securities. Tender offers have been reported by the depositary to be in excess of the amount to be repurchased as of the announced early tender date of July 17, 2009. The offer will continue to run until August 6, 2009, when the final outcome of the offer to purchase will be known. Furthermore, on July 21, 2009 the Group announced the successful placement of EUR 425 million of 30-year fixed rate subordinated debt, callable in 2019, to investors in the Euro institutional market under the EMTN programme. When taken together with the offer to repurchase certain outstanding preferred securities, the overall impact is expected to be capital neutral to slightly positive from a regulatory, rating agency and economic capital perspective.

Capitalization

in USD millions	Shareholders' equity	Non-controlling interests	Total equity
As of December 31, 2008	**22,103**	**1,678**	**23,781**
Proceeds from issuance of share capital	910	–	910
Proceeds from treasury share transactions	340	–	340
Dividends	(1,401)	(12)	(1,413)
Share-based payment transactions	(62)	–	(62)
Total comprehensive income	3,321	18	3,339
Net income after taxes	1,254	1	1,255
Net other recognized income and expenses	2,067	17	2,084
Net changes in capitalization and minority interests	–	47	47
As of June 30, 2009	**25,211**	**1,731**	**26,942**

Total equity increased by USD 3.2 billion or 13 percent to USD 26.9 billion compared with USD 23.8 billion as of December 31, 2008. The main drivers were net income after taxes for the period ended June 30, 2009 of USD 1.3 billion as well as net other recognized income of USD 2.1 billion. The change in net other recognized income before non-controlling interests consisted primarily of three components: an increase in net unrealized gains on investments of USD 629 million, favorable currency translation adjustments of USD 889 million as well as positive developments in net actuarial gains on pension and other post retirement liabilities of USD 571 million.

The Group received proceeds of USD 1.3 billion through capital transactions. USD 1.1 billion of this arose from a placement of shares to institutional investors through the accelerated book building transaction announced on April 17, 2009, as funding for the acquisition of the AIG US Personal Auto Group. The remainder of USD 131 million related to other share transactions.

The Annual General Meeting approved a gross dividend of CHF 11.00 per share on April 2, 2009. This gross dividend was recognized through shareholders' equity during the second quarter of 2009.



Cash flows

Summary of cash flows

in USD millions, for the six months ended June 30	2009	2008
Net cash provided by operating activities	1,461	6,502
Net cash used in investing activities	(111)	(307)
Net cash from (used in) financing activities	1,649	(2,714)
Foreign currency translation effects on cash and cash equivalents	678	608
Change in cash and cash equivalents excluding change in cash received as collateral for securities lending	3,678	4,089
Cash and cash equivalents as of January 1 [1]	16,711	15,251
Cash and cash equivalents as of June 30 [1]	20,389	19,340
Change in cash received as collateral for securities lending	216	(699)
Cash and cash equivalents as of January 1 [2]	16,888	17,128
Cash and cash equivalents as of June 30 [2]	**20,782**	**20,517**

[1] Excluding cash received as collateral for securities lending.
[2] Including cash received as collateral for securities lending.

Net cash provided by operating activities was USD 1.5 billion for the six months ended June 30, 2009. Net cash used in investing activities was USD 111 million, as a result of purchases of property and equipment. Net cash provided in financing activities was USD 1.6 billion; mainly resulting from the inflows related to the issuance of senior debt as outlined in the Indebtedness section and capital transactions as outlined in the Capitalization section. These inflows were partially offset by the dividends paid out during the second quarter of 2009.

Currency translation impact

We operate worldwide in multiple currencies and seek to match our foreign exchange exposures on an economic basis.

As we have chosen the U.S. dollar as our presentation currency, differences arise when functional currencies are translated into our presentation currency. The table below shows the effect of foreign currency rates on the translation of selected line items.

Selected Group income statement line items

variance for the six months ended June 30, 2009 and 2008	in USD millions	in %
Gross written premiums and policy fees	(2,747)	(9%)
Insurance benefits and losses, gross of reinsurance	1,994	10%
Net income attributable to shareholders	(5)	–
Business operating profit	(172)	(6%)

The income statements are translated at average exchange rates. In the first six months of 2009, the U.S. dollar has on average significantly strengthened against the British pound and the euro compared with the first six months of 2008. The result was a reduction in U.S. dollar terms in gross written premium which was partially compensated by a favorable impact on insurance benefits and losses.

Selected Group balance sheet line items

variance over December 31, 2008, as of June 30, 2009	in USD millions	in %
Total investments	9,260	3%
Reserves for insurance contracts, gross	5,534	2%
Cumulative translation adjustment in shareholders' equity	889	4%

The balance sheets are translated at end-of-period rates. The U.S. dollar has strengthened against the Swiss franc but weakened against the euro and especially the British pound, as of June 30, 2009 compared with December 31, 2008, resulting in an increase in U.S. dollar terms in most balance sheet line items.

Consolidated Financial Statements (unaudited)

Contents

Consolidated income statements (unaudited)

in USD millions	Notes	2009 For the three months ended June 30	2008 For the three months ended June 30	2009 For the six months ended June 30	2008 For the six months ended June 30
Revenues					
Gross written premiums and policy fees		13,184	12,345	27,426	26,695
Less premiums ceded to reinsurers		(1,639)	(1,961)	(3,095)	(3,392)
Net written premiums and policy fees		11,544	10,385	24,331	23,303
Net change in reserves for unearned premiums		(347)	402	(1,853)	(1,541)
Net earned premiums and policy fees		11,198	10,786	22,478	21,762
Farmers management fees and other related revenues		624	607	1,247	1,196
Net investment result on Group investments	3	1,619	1,803	2,435	3,975
Net investment income on Group investments		1,933	2,239	3,777	4,402
Net capital gains/(losses) and impairments on Group investments		(314)	(437)	(1,342)	(426)
Net investment result on unit-linked investments	3	4,226	(396)	923	(9,404)
Net gain/(loss) on divestments of businesses	2	–	5	(4)	4
Other income		380	549	754	1,013
Total revenues		18,047	13,354	27,832	18,547
Benefits, losses and expenses					
Insurance benefits and losses, gross of reinsurance[1]	6	9,092	1,044	18,927	10,158
Less ceded insurance benefits and losses[1]	6	(766)	7,079	(1,560)	6,103
Insurance benefits and losses, net of reinsurance	6	8,326	8,123	17,367	16,261
Policyholder dividends and participation in profits, net of reinsurance	6	4,418	(527)	1,189	(8,715)
Underwriting and policy acquisition costs, net of reinsurance		2,018	2,062	4,036	4,082
Administrative and other operating expense		1,735	1,776	3,225	3,208
Interest expense on debt	10	141	150	275	302
Interest credited to policyholders and other interest		122	220	244	440
Total benefits, losses and expenses		16,760	11,804	26,336	15,579
Net income before income taxes		1,287	1,550	1,496	2,968
Income tax expense	9	(400)	(237)	(242)	(219)
attributable to policyholders	9	(104)	120	170	604
attributable to shareholders	9	(295)	(357)	(411)	(823)
Net income after taxes		**887**	**1,314**	**1,255**	**2,749**
attributable to non-controlling interests		(5)	60	1	69
attributable to shareholders		892	1,254	1,254	2,681
in USD					
Basic earnings per share	11	6.22	9.00	8.89	19.15
Diluted earnings per share	11	6.18	8.92	8.82	18.99
in CHF					
Basic earnings per share	11	7.03	9.44	10.03	20.11
Diluted earnings per share	11	6.98	9.36	9.96	19.94

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio reinsured in 2007 were transferred to the reinsurer. This transaction had no net impact on the consolidated income statement in 2008, but impacted each of these line items by USD 7.0 billion.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income (unaudited)

in USD millions, for the six months ended June 30	Net income attributable to shareholders	Net unrealized gains/(losses) on available-for-sale investments
2008		
Comprehensive income for the period	2,681	(2,407)
Details of movements during the period		
Change (before reclassification, tax and currency translation effects and after allocation to policyholders)		(3,183)
Reclassification to income statement (before tax and currency translation effects and after allocation to policyholders)		200
Deferred income tax (before currency translation effects)		625
Foreign currency translation effects		(49)
2009		
Comprehensive income for the period	1,254	629
Details of movements during the period		
Change (before reclassification, tax and currency translation effects and after allocation to policyholders)		220
Reclassification to income statement (before tax and currency translation effects and after allocation to policyholders)		751
Deferred income tax (before currency translation effects)		(286)
Foreign currency translation effects		(56)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Cash flow hedges	Cumulative translation adjustment	Revaluation reserve	Net actuarial gains/(losses) on pension plans	Total other comprehensive income attributable to shareholders	Total comprehensive income attributable to shareholders	Comprehensive income attributable to non-controlling interests	Total comprehensive income
	(23)	344	19	(52)	(2,118)	562	68	630
	72	386	24	(52)	(2,753)			
	(89)	(42)	–	–	69			
	9	–	(5)	15	643			
	(15)	–	–	(14)	(78)			
	(22)	889	(1)	571	2,067	3,321	18	3,339
	37	889	–	756	1,902			
	(52)	–	–	–	699			
	(8)	–	(1)	(191)	(486)			
	1	–	–	7	(48)			

Consolidated statements of comprehensive income (unaudited)

in USD millions, for the three months ended June 30	Net income attributable to shareholders	Net unrealized gains/(losses) on available-for-sale investments
2008		
Comprehensive income for the period	1,254	(1,643)
Details of movements during the period		
Change (before reclassification, tax and currency translation effects and after allocation to policyholders)		(2,088)
Reclassification to income statement (before tax and currency translation effects and after allocation to policyholders)		91
Deferred income tax (before currency translation effects)		384
Foreign currency translation effects		(29)
2009		
Comprehensive income for the period	892	1,318
Details of movements during the period		
Change (before reclassification, tax and currency translation effects and after allocation to policyholders)		1,732
Reclassification to income statement (before tax and currency translation effects and after allocation to policyholders)		163
Deferred income tax (before currency translation effects)		(458)
Foreign currency translation effects		(119)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Cash flow hedges	Cumulative translation adjustment	Revaluation reserve	Net actuarial gains/(losses) on pension plans	Total other comprehensive income attributable to shareholders	Total comprehensive income attributable to shareholders	Comprehensive income attributable to non-controlling interests	Total comprehensive income
	–	159	3	75	(1,404)	(150)	55	(95)
	(8)	159	3	84	(1,849)			
	3	–	–	–	94			
	1	–	–	(18)	366			
	4	–	–	9	(16)			
	(29)	1,119	(1)	(118)	2,290	3,182	95	3,277
	77	1,119	–	(115)	2,813			
	(104)	–	–	–	59			
	1	–	(1)	41	(416)			
	(2)	–	–	(44)	(165)			

Consolidated balance sheets (unaudited)

Assets

in USD millions, as of	Notes	06/30/09	12/31/08	12/31/07
Investments				
Total Group investments		190,598	179,570	193,600
Cash and cash equivalents		15,554	12,428	14,111
Equity securities		13,807	14,303	20,496
Debt securities		126,053	118,287	125,535
Real estate held for investment		7,427	7,524	7,563
Mortgage loans		12,826	12,820	12,718
Other loans		14,704	13,988	12,941
Investments in associates		227	220	238
Investments for unit-linked contracts		84,874	78,203	122,092
Total investments	3	275,472	257,773	315,693
Reinsurers' share of reserves for insurance contracts[1]	4	19,229	18,595	26,970
Deposits made under assumed reinsurance contracts		3,006	2,397	1,359
Deferred policy acquisition costs	7	15,509	14,323	14,941
Deferred origination costs	7	825	770	1,003
Accrued investment income		2,448	2,429	2,593
Receivables		14,170	13,229	12,846
Other assets		3,708	4,095	3,405
Mortgage loans given as collateral		1,218	1,233	2,243
Deferred tax assets		2,536	2,901	1,682
Assets held for sale		64	–	–
Property and equipment		1,857	1,889	1,972
Goodwill	8	1,802	1,677	1,553
Other intangible assets	8	6,914	6,633	3,083
Total assets		**348,760**	**327,944**	**389,342**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of reinsurers' share of reserves for insurance contracts.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities and equity

in USD millions, as of	Notes	06/30/09	12/31/08	12/31/07
Liabilities				
Reserve for premium refunds		636	620	625
Liabilities for investment contracts	5	39,067	35,979	54,485
Deposits received under ceded reinsurance contracts		1,633	1,619	1,739
Deferred front-end fees		5,250	4,695	5,791
Reserves for insurance contracts[1]	4	231,755	222,179	252,740
Obligations to repurchase securities		4,083	3,608	5,370
Accrued liabilities		2,540	2,820	2,755
Other liabilities		19,863	16,944	20,257
Collateralized loans		1,218	1,233	2,243
Deferred tax liabilities		3,432	3,485	4,057
Debt related to capital markets and banking activities	10	1,885	2,527	1,663
Senior and subordinated debt	10	10,456	8,455	8,300
Total liabilities		**321,818**	**304,163**	**360,023**
Equity				
Share capital		10	10	10
Additional paid-in capital		11,079	10,131	10,289
Net unrealized gains/(losses) on available-for-sale investments		(2,328)	(2,957)	202
Cash flow hedges		(38)	(16)	(103)
Cumulative translation adjustment		(451)	(1,341)	1,385
Revaluation reserve		98	99	83
Retained earnings		16,279	15,616	16,406
Common shareholders' equity		24,650	21,542	28,273
Preferred securities		561	561	671
Shareholders' equity		25,211	22,103	28,945
Non-controlling interests		1,731	1,678	374
Total equity		**26,942**	**23,781**	**29,318**
Total liabilities and equity		**348,760**	**327,944**	**389,342**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of reserves for insurance contracts.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows (unaudited)

in USD millions, for the six months ended June 30	2009	2008
Cash flows from operating activities		
Net income attributable to shareholders	1,254	2,681
Adjustments for:		
Net (gain)/loss on divestments of businesses	4	(4)
Share of equity in income from investments in associates	3	(4)
Depreciation, amortization and impairments of fixed and intangible assets	356	279
Other non-cash items	(233)	1,151
Underwriting activities:	1,992	(9,849)
Reserves for insurance contracts, gross[1]	*3,409*	*(12,208)*
Reinsurers' share of reserves for insurance contracts[1]	*(181)*	*7,664*
Liabilities for investment contracts	*(100)*	*(4,580)*
Deferred policy acquisition costs	*(562)*	*(558)*
Deferred origination costs	*20*	*(1)*
Deposits made under assumed reinsurance contracts	*(614)*	*58*
Deposits received under ceded reinsurance contracts	*19*	*(224)*
Investments:	(4,739)	15,232
Net capital (gain)/loss on investments and impairments	*1,230*	*11,877*
Net change in trading securities	*138*	*(429)*
Sales and maturities		
Debt securities	*38,390*	*43,173*
Equity securities	*22,252*	*37,432*
Other	*20,605*	*14,629*
Purchases		
Debt securities	*(43,754)*	*(41,830)*
Equity securities	*(22,257)*	*(34,657)*
Other	*(21,344)*	*(14,964)*
Proceeds from sale and repurchase agreements	21	(284)
Movements in receivables and payables	3,602	(1,086)
Net changes in debt for capital markets and banking activities	(733)	313
Net changes in other operational assets and liabilities	(114)	(1,776)
Deferred income tax, net	49	(151)
Net cash (used in)/provided by operating activities	**1,461**	**6,502**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of both the reinsurer's share of reserves for insurance contracts and gross reserves for insurance contracts.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

in USD millions, for the six months ended June 30	2009	2008
Cash flows from investing activities		
Sales of property and equipment	42	227
Purchase of property and equipment	(145)	(236)
Investments in associates, net	3	12
Acquisitions of companies, net of cash acquired	–	(316)
Divestments of companies, net of cash balances	(10)	5
Dividends from associates	–	1
Net cash used in investing activities	(111)	(307)
Cash flows from financing activities		
Dividends paid	(1,413)	(2,092)
Issuance of share capital	910	–
Net movement in treasury shares	340	(441)
Redemption of preferred securities and repayments to non-controlling interests	–	(124)
Issuance of debt	2,159	159
Repayments of debt outstanding	(347)	(217)
Net cash from (used in) financing activities	1,649	(2,714)
Foreign currency translation effects on cash and cash equivalents	678	608
Change in cash and cash equivalents excluding change in cash held as collateral for securities lending[1]	3,678	4,089
Cash and cash equivalents as of January 1, excluding cash held as collateral for securities lending	16,711	15,251
Cash and cash equivalents as of June 30, excluding cash held as collateral for securities lending	**20,389**	**19,340**
Change in cash held as collateral for securities lending	216	(699)
Cash and cash equivalents as of January 1, including cash held as collateral for securities lending	16,888	17,128
Cash and cash equivalents as of June 30, including cash held as collateral for securities lending	**20,782**	**20,517**
of which:		
– cash and cash equivalents – Group Investments	15,554	14,805
– cash and cash equivalents – unit linked	5,228	5,712
Other supplementary cash flow disclosures		
Other interest income received	3,704	4,540
Dividend income received	848	2,079
Other interest expense paid	(476)	(655)
Income tax paid	(451)	(902)

As of June 30, 2009 and 2008, cash and cash equivalents restricted as to use were USD 3,048 million and USD 1,474 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 5,228 million and USD 5,712 million as of June 30, 2009 and 2008, respectively.

Cash and cash equivalents

in USD millions, as of June 30	2009	2008
Cash and cash equivalents comprise the following:		
Cash at bank and in hand	8,666	5,894
Cash equivalents	11,723	13,446
Cash held as collateral for securities lending	393	1,177
Total	**20,782**	**20,517**

Consolidated statements of changes in equity (unaudited)

in USD millions	Share capital	Additional paid-in capital	Net unrealized gains/(losses) on available-for-sale investments
Balance as of December 31, 2007	10	10,289	202
Issuance of share capital	–	1	–
Dividends to shareholders	–	–	–
Redemption of preferred shares	–	(14)	–
Share-based payment transactions	–	(64)	–
Treasury share transactions	–	(54)	–
Total comprehensive income for the period, net of tax	–	–	(2,407)
Net income	–	–	–
Net unrealized gains/(losses) on available-for-sale investments	–	–	*(2,407)*
Cash flow hedges	–	–	–
Cumulative translation adjustment	–	–	–
Revaluation reserve	–	–	–
Net actuarial gains/(losses) on pension plans	–	–	–
Net changes in capitalization and non-controlling interests	–	–	–
Balance as of June 30, 2008	10	10,158	(2,205)
Balance as of December 31, 2008	10	10,131	(2,957)
Issuance of share capital[1, 2]	–	910	–
Dividends to shareholders	–	–	–
Share-based payment transactions	–	(62)	–
Treasury share transactions[3]	–	100	–
Total comprehensive income for the period, net of tax	–	–	629
Net income	–	–	–
Net unrealized gains/(losses) on available-for-sale investments	–	–	*629*
Cash flow hedges	–	–	–
Cumulative translation adjustment	–	–	–
Revaluation reserve	–	–	–
Net actuarial gains/(losses) on pension plans	–	–	–
Net changes in capitalization and non-controlling interests	–	–	–
Balance as of June 30, 2009	**10**	**11,079**	**(2,328)**

[1] Includes all transaction costs amounting to USD 41 million deducted from the proceeds related to the issuance of USD 1.2 billion (CHF 1.3 billion) in capital through the accelerated book building transaction.
[2] The number of common shares issued as of June 30, 2009 was 147,349,860 (June 30, 2008: 142,121,026, December 31, 2008: 142,122,620, December 31, 2007: 145,546,820).
[3] The number of treasury shares deducted from equity amounted to 3,285,622 and 5,219,803 as of June 30, 2009 and December 31, 2008, respectively.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	Cash flow hedges	Cumulative translation adjustment	Revaluation reserve	Retained earnings	Common shareholders' equity	Preferred securities	Shareholders' equity	Non-controlling interests	Total equity
	(103)	1,385	83	16,406	28,273	671	28,945	374	29,318
	–	–	–	–	1	–	1	–	1
	–	–	–	(2,064)	(2,064)	(18)	(2,082)	(9)	(2,092)
	–	–	–	–	(14)	(110)	(124)	–	(124)
	–	–	–	–	(64)	–	(64)	–	(64)
	–	–	–	(387)	(441)	–	(441)	–	(441)
	(23)	344	19	2,611	544	18	562	68	630
	–	–	–	*2,662*	*2,662*	*18*	*2,681*		
	–	–	–	–	*(2,407)*	–	*(2,407)*		
	(23)	–	–	–	*(23)*	–	*(23)*		
	–	*344*	–	–	*344*	–	*344*		
	–	–	*19*	–	*19*	–	*19*		
	–	–	–	*(52)*	*(52)*	–	*(52)*		
	–	–	–	–	–	–	–	(60)	(60)
	(125)	1,728	102	16,567	26,235	561	26,796	372	27,168
	(16)	(1,341)	99	15,616	21,542	561	22,103	1,678	23,781
	–	–	–	–	910	–	910	–	910
	–	–	–	(1,389)	(1,389)	(12)	(1,401)	(12)	(1,413)
	–	–	–	–	(62)	–	(62)	–	(62)
	–	–	–	240	340	–	340	–	340
	(22)	889	(1)	1,813	3,309	12	3,321	18	3,339
	–	–	–	*1,242*	*1,242*	*12*	*1,254*		
	–	–	–	–	*629*	–	*629*		
	(22)	–	–	–	*(22)*	–	*(22)*		
	–	*889*	–	–	*889*	–	*889*		
	–	–	*(1)*	–	*(1)*	–	*(1)*		
	–	–	–	*571*	*571*	–	*571*		
	–	–	–	–	–	–	–	47	47
	(38)	**(451)**	**98**	**16,279**	**24,650**	**561**	**25,211**	**1,731**	**26,942**

1. Basis of presentation

General information
The unaudited consolidated financial statements for the six months ended June 30, 2009, of Zurich Financial Services Ltd and its subsidiaries (the Group) have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting". The accounting policies used to prepare the unaudited financial statements comply with International Financial Reporting Standards (IFRS), and are consistent with those set out in the notes to the consolidated financial statements in the Financial Report 2008 of the Group except as outlined below.

The accounting policies applied by the reportable segments are the same as those applied by the Group. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of dividends, realized capital gains as well as gains and losses on transfer of net assets, which are eliminated against equity.

The unaudited consolidated financial statements should be read in conjunction with the Group's Financial Report 2008.

Certain amounts recorded in the unaudited consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Actual results may differ from the estimates and assumptions made. In addition, interim results are not necessarily indicative of full year results.

As part of our process to improve the presentation of the Group's consolidated financial statements, we have made certain changes regarding the presentation of "Other investments" in order to better reflect their nature and measurement basis. These changes in presentation have no effect on the previously reported net income or shareholders' equity. Comparative information has been amended to reflect this change.

"Short-term investments", previously reported under "Other investments" amounting to USD 2,307 million (out of which Group Investments represented USD 2,103 million) and USD 2,929 million (out of which Group Investments represented USD 1,944 million) as of December 31, 2008 and 2007, respectively, are now presented, depending on their nature and measurement basis, under "Cash equivalents", "Debt securities – Available-for-sale", "Debt securities – Fair value through profit and loss", "Debt securities – Trading" or "Other loans". Similarly, Group investments previously presented under "Other" within "Other investments" amounting to USD 61 million and USD 80 million as of December 31, 2008 and 2007, respectively, are now presented under "Equity securities – Trading". These changes in presentation are reflected in the consolidated balance sheets, consolidated statements of cash flows and notes 3 and 13.

As of December 31, 2008 an amount of USD 618 million previously reported under "Debt securities – Available-for-sale", is now presented under "Other loans" to better reflect the nature of the underlying investments.

USD 169 million and USD 177 million as of December 31, 2008 and 2007, respectively, previously presented under "Goodwill" but in substance comparable to distribution agreement intangible assets is now reported under "Other intangible assets". This is a change in presentation with no effect on the previously reported net income or shareholders' equity as the asset was fair valued as of year end 2008. Comparative amounts have been amended accordingly in the consolidated balance sheets and note 8.

The treatment of the elimination of intersegment transactions has been changed to eliminate gross up effects on certain intercompany clearing accounts. This change results in an increase/(decrease) on the intersegment revenue line for the six months ended June 30, 2008 as follows: USD 507 million in General Insurance, USD (2) million in Global Life, USD (15) million in Farmers, USD (419) million in Other Operating Businesses and USD (71) million in Non-Core Businesses. The change has no impact on either segmental Business Operating Profit (BOP) or net income of the Group.

All amounts in the unaudited consolidated financial statements are shown in USD millions, rounded to the nearest million unless otherwise stated with the consequence that the rounded amounts may not add to the rounded total in all cases.

The table below summarizes the principal exchange rates that have been used for translation purposes. Net gains on foreign currency transactions included in the unaudited consolidated income statements were USD 29 million and USD 85 million for the six months ended June 30, 2009 and 2008, respectively. Foreign currency exchange forward and swap gains and (losses) included in these amounts were USD 228 million and USD (416) million for the six months ended June 30, 2009 and 2008, respectively.

Principal exchange rates

Table 1

USD per foreign currency unit, as of	Balance sheets		Income statements and cash flows	
	06/30/09	12/31/08	**06/30/09**	06/30/08
Euro	1.4018	1.3924	1.3326	1.5298
Swiss franc	0.9199	0.9371	0.8857	0.9526
British pound sterling	1.6444	1.4620	1.4915	1.9745

Implementation of new accounting standards

The following new accounting standards or amendments to and interpretations of standards relevant to the Group have been implemented for the financial year beginning January 1, 2009 with no material impact on the Group's financial position or performance.

- IFRS 8 "Operating Segments": The segment disclosures reflect the implementation of this standard. Segment information is disclosed in the manner in which the business is managed. As a result, the Group has amended its segment structure and some reporting units have been allocated to a different reportable segment. Additionally, the Group now includes its internal performance measure, Business Operating Profit (BOP), in the segment disclosures. Comparative information has been amended accordingly. Further details on segments are provided in note 13.

- Amendment to IAS 23 "Borrowing Costs"

- Amendment to IAS 32 "Financial Instruments: Presentation" and to IAS 1 "Presentation of Financial Instruments – Puttable Financial Instruments and Obligations Arising on Liquidation"

- Amendment to IFRS 2 "Vesting Conditions and Cancellations"

- IFRIC 13 "Customer Loyalty Programmes"

2. Acquisitions and divestments

In the first quarter 2009, the Group completed the provisional purchase price allocation for the acquisition of 87.35 percent of Companhia de Seguros Minas Brasil (CSMB), a general insurer based in Brazil, and of 100 percent of Minas Brasil Seguradora Vida e Previdência S.A. (MBVP), a life insurer based in Brazil. These acquisitions from Banco Mercantil do Brasil S.A. (Banco Mercantil) and two private investors were completed on November 28, 2008. As part of this transaction, the Group entered into an exclusive distribution agreement with Banco Mercantil for both life and general insurance products. Total acquisition costs for CSMB, MBVP and the distribution agreement amounted to USD 123 million and, based on the provisional purchase price allocation, included net tangible assets acquired of USD 11 million and identifiable intangible assets, net of deferred tax, of USD 22 million, mainly relating to the distribution agreement with Banco Mercantil. The residual goodwill of USD 91 million represents expected synergies and growth opportunities from the bank distribution partnership and the expansion of other sales channels.

As of June 30, 2009, the purchase price allocation for CSMB and MBVP and the purchase price allocation following the acquisition of 50 percent stakes of Banco Sabadell S.A.'s life insurance, pension and general insurance operations, which the Group completed on September 18, 2008, were still provisional.

In the first quarter 2009, the Group sold all of its shares in Paofoong Insurance Company Ltd based in Hong Kong and in Constellation Reinsurance Company based in New York, recording a loss on disposal in aggregate of USD 4 million.

3. Investments

Investment result for total investments

Table 3.1a

in USD millions, for the six months ended June 30	Net investment income		Net capital gains/(losses) on investments and impairments		Investment result	
	2009	2008	**2009**	2008	**2009**	2008
Cash and cash equivalents	102	351	29	3	131	353
Equity securities	848	2,237	243	(10,856)	1,091	(8,620)
Debt securities	2,872	3,177	(655)	(916)	2,217	2,261
Real estate held for investment	387	458	(592)	(450)	(204)	8
Mortgage loans	280	331	(59)	(9)	221	323
Other loans	353	331	1	–	353	331
Investments in associates	(3)	4	–	(4)	(3)	–
Other investments[1]	69	127	(197)	356	(127)	484
Investment result, gross	4,909	7,016	(1,230)	(11,877)	3,679	(4,861)
Investment expenses	(321)	(568)	–	–	(321)	(568)
Investment result, net	**4,588**	**6,448**	**(1,230)**	**(11,877)**	**3,358**	**(5,429)**

[1] Including net capital gains/(losses) on derivative financial instruments of USD (164) million and USD 359 million for the six months ended June 30, 2009 and 2008, respectively, of which net capital gains/(losses) on derivatives attributable to cash flow hedge ineffectiveness amounted to USD 10 million and USD (3) million for the six months ended June 30, 2009 and 2008, respectively.

Rental operating expenses for real estate held for investment included in investment expenses for total investments amounted to USD 66 million and USD 94 million for the six months ended June 30, 2009 and 2008, respectively.

Investment result for Group investments

Table 3.1b

in USD millions, for the six months ended June 30	Net investment income		Net capital gains/(losses) on investments and impairments		Investment result	
	2009	2008	**2009**	2008	**2009**	2008
Cash and cash equivalents	68	271	(1)	–	67	271
Equity securities	195	372	(499)	(241)	(304)	130
Debt securities	2,727	2,967	(569)	(579)	2,158	2,388
Real estate held for investment	224	251	(8)	22	216	273
Mortgage loans	280	331	(59)	(9)	221	323
Other loans	352	331	1	–	353	331
Investments in associates	(3)	4	–	(4)	(3)	–
Other investments[1]	41	12	(207)	383	(166)	395
Investment result, gross for Group investments	3,883	4,538	(1,342)	(426)	2,541	4,111
Investment expenses for Group investments	(107)	(136)	–	–	(107)	(136)
Investment result, net for Group investments	**3,777**	**4,402**	**(1,342)**	**(426)**	**2,435**	**3,975**

[1] Including net capital gains/(losses) on derivative financial instruments of USD (207) million and USD 382 million for the six months ended June 30, 2009 and 2008, respectively, of which net capital gains/(losses) on derivatives attributable to cash flow hedge ineffectiveness amounted to USD 10 million and USD (3) million for the six months ended June 30, 2009 and 2008, respectively.

For the six months ended June 30, 2009 and 2008, respectively, impairment charges on Group investments included in net capital losses amounted to USD 738 million and USD 495 million, of which impairment charges on mortgage loans and other investments comprised USD 59 million and USD 9 million, respectively.

Table 3.1c

Investment result for unit-linked contracts

in USD millions, for the six months ended June 30	Net investment income		Net capital gains/(losses) on investments		Investment result	
	2009	2008	**2009**	2008	**2009**	2008
Cash and cash equivalents	34	80	30	3	64	83
Equity securities	654	1,865	742	(10,615)	1,396	(8,750)
Debt securities	146	210	(87)	(338)	59	(127)
Real estate held for investment	163	207	(583)	(473)	(420)	(266)
Other loans	–	–	–	(1)	–	–
Other investments[1]	29	116	10	(27)	39	89
Investment result, gross for unit-linked contracts	1,026	2,478	112	(11,450)	1,138	(8,972)
Investment expenses for unit-linked contracts	(215)	(432)	–	–	(215)	(432)
Investment result, net unit-linked contracts	**811**	**2,046**	**112**	**(11,450)**	**923**	**(9,404)**

[1] Including net capital gains/(losses) on derivative financial instruments of USD 43 million and USD (23) million for the six months ended June 30, 2009 and 2008, respectively.

Table 3.2

Net capital gains, losses and impairments on equity and debt securities

in USD millions, for the six months ended June 30	Equity securities		Debt securities		Total	
	2009	2008	**2009**	2008	**2009**	2008
Securities at fair value through profit or loss:	776	(10,590)	(275)	(698)	501	(11,288)
Net capital gains/(losses) on Group investments						
Trading securities	*(10)*	(15)	*(4)*	(32)	*(14)*	(48)
Securities designated at fair value through profit or loss	*44*	41	*(185)*	(328)	*(141)*	(288)
Net capital gains/(losses) for unit-linked contracts	742	(10,615)	(87)	(338)	655	(10,953)
Available-for-sale securities:	(533)	(267)	(360)	(157)	(893)	(424)
Realized capital gains on Group investments	116	255	436	196	552	451
Realized capital losses on Group investments	(258)	(206)	(528)	(247)	(786)	(453)
Impairments on Group investments	(392)	(315)	(268)	(106)	(659)	(421)
Held-to-maturity securities	–	–	(20)	(61)	(20)	(61)
Total net capital gains/(losses) and impairments	**243**	**(10,856)**	**(655)**	**(916)**	**(412)**	**(11,772)**

Table 3.3a

Details of total investments by category

as of	Total investments			
	06/30/09		12/31/08	
	USD millions	**% of total**	USD millions	% of total
Cash and cash equivalents	20,782	7.5	16,888	6.6
Equity securities:				
Fair value through profit or loss	70,951	25.8	65,150	25.3
of which: trading	*1,118*	*0.4*	*1,419*	*0.6*
of which: trading equity portfolios in capital markets and banking activities	*675*	*0.2*	*786*	*0.3*
Available-for-sale	8,964	3.3	9,307	3.6
Total equity securities	79,915	29.0	74,458	28.9
Debt securities:				
Fair value through profit or loss	17,273	6.3	16,801	6.5
of which: trading	*59*	*0.0*	*186*	*0.1*
Available-for-sale	113,116	41.1	105,752	41.0
Held-to-maturity	5,323	1.9	5,244	2.0
Total debt securities	135,712	49.3	127,797	49.6
Real estate held for investment	11,251	4.1	11,601	4.5
Mortgage loans	12,826	4.7	12,820	5.0
Other loans	14,761	5.4	13,990	5.4
Investments in associates	227	0.1	220	0.1
Total investments	**275,472**	**100.0**	**257,773**	**100.0**

Table 3.3b

Details of Group investments by category

as of	Group investments			
	06/30/09		12/31/08	
	USD millions	**% of total**	USD millions	% of total
Cash and cash equivalents	15,554	8.2	12,428	6.9
Equity securities:				
Fair value through profit or loss	4,843	2.5	4,996	2.8
of which: trading	*1,118*	*0.6*	*1,419*	*0.8*
of which: trading equity portfolios in capital markets and banking activities	*675*	*0.4*	*786*	*0.4*
Available-for-sale	8,964	4.7	9,307	5.2
Total equity securities	13,807	7.2	14,303	8.0
Debt securities:				
Fair value through profit or loss	7,614	4.0	7,291	4.1
of which: trading	*59*	*0.0*	*186*	*0.1*
Available-for-sale	113,116	59.3	105,752	58.9
Held-to-maturity	5,323	2.8	5,244	2.9
Total debt securities	126,053	66.1	118,287	65.9
Real estate held for investment	7,427	3.9	7,524	4.2
Mortgage loans	12,826	6.7	12,820	7.1
Other loans	14,704	7.7	13,988	7.8
Investments in associates	227	0.1	220	0.1
Total Group investments	**190,598**	**100.0**	**179,570**	**100.0**

Cash and investments with a carrying value of USD 5,057 million and USD 5,235 million were deposited with regulatory authorities as of June 30, 2009 and December 31, 2008, respectively.

Securities under security lending and short-term sale and repurchase agreements

As of June 30, 2009 and December 31, 2008, investments included USD 2,037 million and USD 2,917 million, respectively, of loaned securities. These loaned securities were mainly debt securities. Cash and cash equivalents included USD 393 million and USD 177 million of cash received as collateral for loaned securities as of June 30, 2009 and December 31, 2008, respectively. Liabilities for cash collateral received for securities lending comprised USD 408 million and USD 182 million as of June 30, 2009 and December 31, 2008, respectively. Non-cash collateral received for loaned securities comprised mainly equity and debt securities and amounted to USD 1,830 million and USD 3,274 million as of June 30, 2009 and December 31, 2008, respectively. The Group can sell or repledge the collateral only in the event of default by a counterparty.

As of June 30, 2009 and December 31, 2008, respectively, debt securities with a carrying value of USD 4,083 million and USD 3,608 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheets. Obligations to repurchase these securities amounted to USD 4,083 million and USD 3,608 million as of June 30, 2009 and December 31, 2008, respectively. The Group retains the rights to the risks and rewards of ownership of loaned securites and securities under short-term sale and repurchase agreements. These risks and rewards include changes in market values and income earned.

Details of investments held for unit-linked contracts

Table 3.3c

as of	Investments for unit-linked contracts			
	06/30/09		12/31/08	
	USD millions	% of total	USD millions	% of total
Cash and cash equivalents	5,228	6.2	4,460	5.7
Equity securities	66,108	77.9	60,154	76.9
Debt securities	9,659	11.4	9,510	12.2
Real estate held for investment	3,824	4.5	4,077	5.2
Other loans	56	0.1	2	0.0
Total investments for unit-linked contracts	**84,874**	**100.0**	**78,203**	**100.0**

Investments held under unit-linked investments contracts are classified as designated at fair value through profit or loss.

Net unrealized gains/(losses) on investments included in shareholders' equity

Table 3.4

in USD millions, as of	Total	
	06/30/09	12/31/08
Equity securities: available-for-sale	(1,049)	(1,490)
Debt securities: available-for-sale	(2,619)	(2,791)
Other	(15)	(2)
Less: amount of net unrealized gains/(losses) on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	513	236
Life deferred acquisition costs	247	256
Deferred income taxes	564	837
Non-controlling interests	(8)	(18)
Total	**(2,366)[1]**	**(2,973)**

[1] Net unrealized gains/(losses) include net losses arising on cash flow hedges of USD (38) milion and USD (16) million as of June 30, 2009 and December 31, 2008, respectively.

4. Reserves for insurance contracts and reinsurers' share of reserves for insurance contracts

Reserves for insurance contracts

Table 4.1

in USD millions, as of	06/30/09	12/31/08
Gross		
Reserves for losses and loss adjustment expenses	66,672	65,218
Reserves for unearned premiums	19,055	16,399
Future life policyholders' benefits	77,547	76,218
Policyholders' contract deposits and other funds	17,141	17,047
Reserves for unit-linked contracts	51,341	47,297
Total reserves for insurance contracts, gross	231,755	222,179
Ceded		
Reserves for losses and loss adjustment expenses	(12,444)	(12,232)
Reserves for unearned premiums	(2,337)	(1,889)
Future life policyholders' benefits	(2,014)	(1,873)
Policyholders' contract deposits and other funds	(2,530)	(2,690)
Reinsurers' share of reserves for insurance contracts, ceded[1]	(19,324)	(18,684)
Net		
Reserves for losses and loss adjustment expenses	54,228	52,986
Reserves for unearned premiums	16,718	14,510
Future life policyholders' benefits	75,533	74,345
Policyholders' contract deposits and other funds	14,612	14,357
Reserves for unit-linked contracts	51,341	47,297
Total reserves for insurance contracts, net	**212,431**	**203,495**

[1] Gross of allowance for uncollectible amounts of USD 95 million and USD 89 million as of June 30, 2009 and December 31, 2008, respectively.

Development of reserves for losses and loss adjustment expenses

Table 4.2

in USD millions	Gross		Ceded		Net	
	2009	2008	2009	2008	2009	2008
As of January 1	65,218	67,890	(12,232)	(13,179)	52,986	54,712
Losses and loss adjustment expenses incurred:						
Current year	13,267	13,715	(1,223)	(1,307)	12,045	12,408
Prior years	(346)	(868)	(68)	281	(414)	(586)
Total	12,921	12,848	(1,291)	(1,026)	11,630	11,821
Losses and loss adjustment expenses paid:						
Current year	(3,797)	(3,525)	141	132	(3,656)	(3,393)
Prior years	(9,235)	(8,922)	1,185	1,196	(8,050)	(7,725)
Total	(13,031)	(12,446)	1,326	1,328	(11,706)	(11,119)
Acquisitions/(divestments) of companies and businesses	94	30	1	(15)	95	15
Foreign currency translation effects	1,470	1,476	(248)	(42)	1,222	1,434
As of June 30	**66,672**	**69,798**	**(12,444)**	**(12,935)**	**54,228**	**56,863**

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates or judgments are reflected in the results of operations in the period in which estimates and judgments are changed.

Significant delays may occur in the notification and settlement of claims, and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Table 4.2 shows the development of reserves for losses and loss adjustment expenses during the first half-year. As of June 30, 2009, net reserves for loss and loss adjustment expenses increased by USD 1.2 billion to USD 54.2 billion compared with December 31, 2008. This increase is almost entirely due to the effects of foreign currency translation. The development of reserves established in prior years was positive at USD 414 million emerging from a variety of regions and lines of business.

Table 4.3

Development of future life policyholders' benefits

in USD millions	Gross		Ceded		Net	
	2009	2008	**2009**	2008	**2009**	2008
As of January 1	76,218	80,147	(1,873)	(9,258)	74,345	70,889
Premiums and claims[1]	(891)	(9,354)	3	7,496	(888)	(1,859)
Interest and bonuses credited to policyholders	1,287	1,608	(35)	(232)	1,252	1,376
Change in assumptions	191	(545)	6	395	197	(150)
(Decrease)/increase recorded in shareholders' equity	(6)	(125)	–	5	(6)	(120)
Foreign currency translation effects	748	5,224	(115)	17	633	5,241
As of June 30	**77,547**	**76,955**	**(2,014)**	**(1,577)**	**75,533**	**75,377**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio ceded in 2007 for an amount of USD 7.1 billion were transferred to the reinsurer, resulting in a reduction of gross and ceded future life policyholders' benefits.

Table 4.4

Policyholders' contract deposits and other funds gross

in USD millions, as of	**06/30/09**	12/31/08
Annuities	2,615	2,393
Universal life and other contracts	10,588	10,365
Policyholder dividends	3,939	4,289
Total	**17,141**	**17,047**

Table 4.5

Development of policyholders' contract deposits and other funds

in USD millions	Gross		Ceded		Net	
	2009	2008	**2009**	2008	**2009**	2008
As of January 1	17,047	18,687	(2,690)	(2,976)	14,357	15,711
Premiums and claims	(346)	(451)	210	169	(136)	(282)
Interest and bonuses credited to policyholders	294	492	(44)	(59)	249	434
Change in assumptions	–	(2)	–	1	–	–
Acquistions/transfers	92	–	–	–	92	–
(Decrease)/increase recorded in shareholders' equity	(259)	(1,081)	–	4	(259)	(1,077)
Foreign currency translation effects	314	644	(5)	(12)	309	632
As of June 30	**17,141**	**18,290**	**(2,530)**	**(2,873)**	**14,612**	**15,418**

Development of reserves for unit-linked contracts

Table 4.6

in USD millions	Gross		Ceded		Net	
	2009	2008	2009	2008	2009	2008
As of January 1	47,297	70,075	–	–	47,297	70,075
Premiums and claims	286	(1,147)	–	–	286	(1,147)
Interest and bonuses credited/(charged) to policyholders	704	(4,827)	–	–	704	(4,827)
Foreign currency translation effects	3,053	1,086	–	–	3,053	1,086
As of June 30	**51,341**	**65,187**	**–**	**–**	**51,341**	**65,187**

Guarantees arising from minimum death benefits (GMDB) and retirement income benefits (GRIB)

Certain products for which policyholders bear in full the credit and market risks associated with the underlying invested funds selected by them contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees. These arise primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide policyholders with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. After 2001 the Group no longer issued new variable annuity contracts that provide policyholders with minimum death and retirement income benefit guarantees.

Information on guaranteed liabilities

Table 4.7

in USD millions (except average attained age)	06/30/09	12/31/08
Account balance for products with guarantee features as of		
Gross	1,721	1,966
Ceded	(175)	(187)
Net	**1,546**	**1,778**
Amount at risk from minimum death benefits (GMDB) as of		
Gross	1,559	1,744
Ceded	(261)	(290)
Net	**1,298**	**1,453**
Average attained age of policyholders (in years)	**64**	**64**

The net amount at risk is the present value of payouts exceeding the current policyholder account balance assuming the payout criteria in all policies would have been collectively triggered as of the balance sheet date. The net amount at risk is not the same as the fair value of these benefits, as it does not fully take into account the option value accruing to the policyholder. In determining the excess benefit reserve, the Group follows the guidance in the US Statement of Principle 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts". Under this guidance the new reserve level is determined from expected policyholder benefits net of assessments, coupled with a loss adequacy test on the result taking into account policyholder behavior experience and current market conditions. Policyholder behavior assumptions are updated when statistically relevant changes in behavior have been observed. The liability for future life policyholder benefits net of reinsurance includes an excess benefit reserve of USD 790 million and USD 513 million as of June 30, 2009 and December 31, 2008, respectively, with a large part of the increase since December 31, 2008 addressing policyholders' behavior experienced in current market conditions.

5. Liabilities for investment contracts with and without discretionary participation features (DPF)

Liabilities for investment contracts

Table 5.1

in USD millions, as of	06/30/09	12/31/08
Liabilities related to unit-linked investment contracts	33,240	30,397
Liabilities related to investment contracts (amortized cost)	161	122
Liabilities related to investment contracts with DPF	5,665	5,461
Total	**39,067**	**35,979**

Unit-linked investment contracts issued by the Group are recorded at a value reflecting the returns on investment funds which include selected equities, debt securities and derivatives. Policyholders bear the full risk of the returns on these investments.

The value of financial liabilities at amortized cost is based on a discounted cash flow valuation technique. The discount rate is determined by the current market assessment of the time value of money and risk specific to the liability.

Development of liabilities for investment contracts

Table 5.2

in USD millions	2009	2008
As of January 1	35,979	54,485
Premiums and claims	(385)	(462)
Interest and bonuses charged/(credited) to policyholders	282	(4,117)
Increase/(decrease) recorded in shareholders' equity	2	4
Foreign currency translation effects	3,189	1,231
As of June 30	**39,067**	**51,141**

6. Gross and ceded insurance revenues and expenses

Table 6.1

Insurance benefits and losses

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2009	2008	2009	2008	2009	2008
Losses and loss adjustment expenses	12,921	12,848	(1,291)	(1,026)	11,630	11,821
Life insurance death and other benefits	5,386	5,620	(243)	(535)	5,143	5,085
Change in future life policyholders' benefits	620	(8,309)	(26)	7,664	594	(645)
Total insurance benefits and losses[1]	**18,927**	**10,158**	**(1,560)**	**6,103**	**17,367**	**16,261**

[1] Effective June 30, 2008, the underlying contracts relating to a UK annuity portfolio reinsured in 2007 were transferred to the reinsurer. This transaction had no net impact on the consolidated income statement in 2008, but impacted both gross and ceded change in the future life policyholders' benefits in 2008.

Table 6.2

Policyholder dividends and participation in profits

in USD millions, for the six months ended June 30	Gross		Ceded		Net	
	2009	2008	2009	2008	2009	2008
Change in policyholders' contract deposits and other funds	175	293	(1)	47	174	340
Change in reserves for unit-linked products	673	(5,478)	–	–	673	(5,478)
Change in liabilities for investment contracts – unit-linked	301	(3,956)	–	–	301	(3,956)
Change in liabilities for investment contracts – other	61	60	–	–	61	60
Change in unit-linked liabilities related to UK capital gains tax	(21)	319	–	–	(21)	319
Total policyholder dividends and participation in profits	**1,190**	**(8,761)**	**(1)**	**47**	**1,189**	**(8,715)**

7. Deferred policy acquisition costs and deferred origination costs

Development of deferred policy acquisition costs

Table 7.1

in USD millions	General Insurance		Global Life		Other segments[1]		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
As of January 1	3,247	3,306	10,768	11,571	308	65	14,323	14,941
Acquisition costs deferred and transfers	1,433	1,536	664	861	597	15	2,693	2,412
Amortization	(1,307)	(1,378)	(400)	(465)	(430)	(15)	(2,137)	(1,858)
Amortization charged/(credited) to shareholders' equity	–	–	3	310	(1)	(4)	3	306
Foreign currency translation effects	66	112	561	426	–	(2)	627	536
As of June 30	**3,439**	**3,575**	**11,596**	**12,703**	**474**	**58**	**15,509**	**16,337**

[1] Net of eliminations from intersegment transactions.

Development of deferred origination costs

Table 7.2

in USD millions	**2009**	2008
As of January 1	770	1,003
Origination costs deferred	31	66
Amortization	(53)	(63)
Foreign currency translation effects	76	12
As of June 30	**825**	**1,018**

8. Goodwill and other intangible assets

Intangible assets – current period

Table 8.1

in USD millions	Goodwill	Present value of profits of acquired insurance contracts	Other intangible assets	Attorney-in-fact relationships	Total
Gross carrying value as of January 1, 2009	1,696	2,617	6,235	1,025	11,573
Less: accumulated amortization/impairments	(20)	(1,364)	(1,880)	–	(3,264)
Net carrying value as of January 1, 2009	1,677	1,252	4,355	1,025	8,310
Additions and transfers	91	5	452	–	547
Amortization	–	(14)	(225)	–	(239)
Amortization charged to shareholders' equity	–	(11)	–	–	(11)
Impairments	–	(2)	(8)	–	(10)
Foreign currency translation effects	35	25	59	–	119
Net carrying value as of June 30, 2009	**1,802**	**1,256**	**4,633** [1]	**1,025**	**8,716**
Plus: accumulated amortization/impairments	20	1,502	2,013	–	3,535
Gross carrying value as of June 30, 2009	**1,822**	**2,757**	**6,646**	**1,025**	**12,251**

[1] Other intangible assets include software of USD 1,323 million.

In 2008, the Group acquired 50 percent stakes in several insurance companies in Spain. The Group has management control of these entities which are therefore fully consolidated. As of June 30, 2009, USD 256 million of the present value of profits of acquired insurance contracts and USD 1,459 million of other intangible assets related to non-controlling interests. In comparison, as of December 31, 2008, USD 267 million of the present value of profits of acquired insurance contracts and USD 1,387 million of other intangible assets related to non-controlling interests.

Intangible assets by segment – current period

Table 8.2

in USD millions, as of June 30, 2009	Goodwill	Present value of profits of acquired insurance contracts	Other intangible assets	Attorney-in-fact relationships	Total
General Insurance	982	–	1,357	–	2,339
Global Life	434	1,256	2,833	–	4,523
Farmers	382	–	227	1,025	1,633
Other Operating Businesses	5	–	215	–	220
Net carrying value as of June 30, 2009	**1,802**	**1,256**	**4,633**	**1,025**	**8,716**

Table 8.3

Intangible assets – prior period

	Goodwill	Present value of profits of acquired insurance contracts	Other intangible assets	Attorney-in-fact relationships	Total
Gross carrying value as of January 1, 2008	1,560	2,392	2,961	1,025	7,939
Less: accumulated amortization/impairments	(8)	(1,612)	(1,683)	–	(3,303)
Net carrying value as of January 1, 2008	1,553	780	1,278	1,025	4,636
Additions and transfers	251	–	325	–	576
Divestments and transfers	–	–	(20)	–	(20)
Amortization	–	(26)	(114)	–	(140)
Amortization charged to shareholders' equity	–	26	–	–	26
Impairments	–	(35)	–	–	(35)
Foreign currency translation effects	86	27	62	–	174
Net carrying value as of June 30, 2008	**1,889**	**772**	**1,531** [1]	**1,025**	**5,217**
Plus: accumulated amortization/impairments	8	1,673	1,797	–	3,478
Gross carrying value as of June 30, 2008	**1,897**	**2,445**	**3,328**	**1,025**	**8,695**

[1] Other intangible assets include software of USD 1,051 million.

Table 8.4

Intangible assets by segment – prior period

in USD millions, as of December 31, 2008

	Goodwill	Present value of profits of acquired insurance contracts	Other intangible assets	Attorney-in-fact relationships	Total
General Insurance	895	–	1,303	–	2,199
Global Life	395	1,252	2,672	–	4,320
Farmers	382	–	182	1,025	1,589
Other Operating Businesses	5	–	198	–	202
Net carrying value as of December 31, 2008	**1,677**	**1,252**	**4,355**	**1,025**	**8,310**

9. Income taxes

Income tax expense – current/deferred split

Table 9.1

in USD millions, for the six months ended June 30	2009	2008
Current	457	343
Deferred	(216)	(124)
Total income tax expense	**242**	**219**

Income tax expense – policyholder/shareholder attribution

Table 9.2

in USD millions, for the six months ended June 30	2009	2008
Total income tax expense attributable to policyholders	(170)	(604)
Total income tax expense attributable to shareholders	411	823
Total income tax expense	**242**	**219**

The Group is required to record taxes on policyholder earnings for life insurance policyholders in certain jurisdictions. Accordingly, the income tax expense or benefit attributable to these life insurance policyholder earnings is included in income tax expense. In certain jurisdictions an accrual for future policy fees that will cover the tax charge is included in insurance benefits and losses.

Expected and actual income tax expense

Table 9.3

in USD millions, for the six months ended June 30	Rate	2009	Rate	2008
Net income before income taxes		1,496		2,968
Less: income tax (expense)/benefit attributable to policyholders		170		604
Net income before income taxes attributable to shareholders		1,666		3,572
Expected income tax expense attributable to shareholders computed at the Swiss statutory tax rate	22.0%	367	22.0%	786
Increase/(reduction) in taxes resulting from:				
Tax rate differential in foreign jurisdictions		*(18)*		26
Tax exempt and lower taxed income		*(24)*		(63)
Non-deductible expenses		*49*		43
Tax losses previously unrecognized or no longer recognized		*65*		(59)
Prior year adjustments and other		*(28)*		90
Actual income tax expense attributable to shareholders	24.7%	411	23.0%	823
Plus: income tax expense/(benefit) attributable to policyholders		(170)		(604)
Actual income tax expense	**16.2%**	**242**	**7.4%**	**219**

The table above sets out the factors that cause the actual income tax expense to differ from the expected expense computed by applying the Swiss Statutory tax rate of 22.0 percent, which is the rate applicable in the jurisdiction where the ultimate parent company is resident.

10. Debt

Debt

Table 10.1

in USD millions, as of		06/30/09	12/31/08
Debt related to capital markets and banking activities			
Zurich Capital Markets	Various debt instruments payable within 1 year	1,000	2,079
Zurich Financial Services Ltd			
EUB Holdings Limited	Various debt instruments payable within 1 year	885	447
Other	Various debt instruments payable in more than 1 year	–	1
Debt related to capital markets and banking activities		**1,885**	**2,527**
Senior debt			
Zurich Finance (USA), Inc.	3.50% CHF 300 bond, due November 2011[1]	278	283
	4.50% EUR 1,000 bond, due September 2014[2]	1,410	1,395
	4.875% EUR 800 bond, due April 2012	1,117	–
	6.50% EUR 600 bond, due October 2015[3]	837	–
Kemper Corporation	Various debt instruments, due within 1 year	22	23
Zurich Insurance Company Ltd	3.875% CHF 1,000 bond, due July 2011	921	938
	3.75% CHF 500 bond, due September 2013	455	463
	Various debt instruments payable within 1 year	200	100
Other	Various debt instruments payable within 1 year	2	1
	Various debt instruments payable in more than 1 year	153	156
Senior debt		5,394	3,358
Subordinated debt			
Zurich Finance (UK) plc	6.625% GBP 450 bond, undated notes[4]	729	648
Zurich Finance (USA), Inc.	5.75% EUR 500 bond, due October 2023	691	687
	4.5% EUR 500 bond, due June 2025[5]	709	691
ZFS Finance (USA) Trust I	Series I 6.15% USD 600 ECAPS, due December 2065	566	569
ZFS Finance (USA) Trust II	Series II 6.45% USD 700 ECAPS, due December 2065	672	672
ZFS Finance (USA) Trust III	Series III Floating Rate USD 400 ECAPS, due December 2065	263	318
ZFS Finance (USA) Trust IV	Series IV 5.875% USD 500 Trust Preferred Securities, due May 2062	455	498
ZFS Finance (USA) Trust V	Series V 6.5% USD 1,000 Trust Preferred Securities, due May 2067	954	994
Other	Various debt instruments payable in more than 1 year	23	21
Subordinated debt		5,062	5,096
Total senior and subordinated debt		**10,456**	**8,455**
Total debt		**12,341**	**10,981**

[1] The bond is economically hedged, but hedge accounting treatment has not been applied.
[2] The bond is part of a qualifying cash flow hedge (80% of the total) and fair value hedge (20% of the total).
[3] The bond is part of a qualifying cash flow hedge.
[4] The holders of these notes benefit from the Replacement Capital Covenant which states that if Series IV and V Fixed/Floating Trust Preferred Securities, issued by ZFS Finance (USA) Trusts IV and V, are called before 2042 and 2047 respectively, the Group will issue a replacement debt instrument with terms and provisions that are as or more equity-like than the replaced notes.
[5] This bond is part of a qualifying fair value hedge.

None of the debt instruments listed above were in default as of June 30, 2009 and December 31, 2008.

Debt related to capital markets and banking activities

Debt related to capital markets and banking activities decreased from USD 2,527 million as of December 31, 2008 to USD 1,885 million as of June 30, 2009. This is due to a reduction of ZCM Holdings' debt by USD 1,079 million, largely due to their commercial paper repayments and a partially offsetting increase of USD 438 million in the level of corporate and institutional deposits held by our banking operations.

As of June 30, 2009, USD 448 million was lent by ZCM Holding to our banking operation. Together with EUB Holdings Limited USD 885 million was classified as operational debt.

Senior and subordinated debt

The Group's Euro Medium Term Note Programme (EMTN Programme) allows for the issuance of senior, subordinated and deeply subordinated notes up to a maximum of USD 10 billion. All issuances are either issued or guaranteed by Zurich Insurance Company Ltd.

i) Senior debt

Zurich Finance (USA), Inc. and Zurich Insurance Company Ltd, are issuing entities under the EMTN Programme and together have debt equivalent to USD 4.1 billion and USD 2.1 billion outstanding as of June 30, 2009 and December 31,2008, respectively, of which EUR 1.4 billion (USD 1.9 billion) was issued in April 2009.

ii) Subordinated debt

Subordinated debt securities are obligations of the Group which, in case of liquidation, rank junior to all present and future senior indebtedness and certain other obligations of the Group.

Zurich Finance (USA), Inc. and Zurich Finance (UK) plc, are issuing entities under the EMTN Programme and together have debt equivalent to USD 2.1 billion and USD 2 billion outstanding as of June 30, 2009 and December 31, 2008, respectively.

On March 31, 2009 and on May 20, 2009, Zurich Holding Company of America (ZHCA), a subsidiary of the Group, repurchased USD 93 million and USD 50 million respectively of ECAPS and Trust Preferred Securities. These repurchases resulted in a total pre-tax gain of USD 74 million.

No new subordinated debt issuances took place during the six months ended June 30, 2009. For the issuance after the balance sheet date refer to note 14.

Description and features of significant subordinated debt

Table 10.2

in USD millions

Description	Coupon conditions	Call/ redemption date	Redemption conditions
6.625% GBP 450 bond, undated notes	6.625% payable annually up to October 2, 2022 and then reset every 5 years to the reset rate of interest.[1]	Every five years on or after October 2, 2022	Redeemable in whole every five years at par plus any accrued interest.
5.75% EUR 500 bond, due October 2023	5.75% payable annually up to October 2, 2013 and then reset quarterly to 3-month EURIBOR plus 2.67%.	Quarterly on or after October 2, 2013	Redeemable in whole quarterly at par plus any accrued interest.
4.5% EUR 500 bond, due June 2025	4.5% payable annually up to June 15, 2015 and then reset quarterly to 3-month EURIBOR plus 2.20%.	Quarterly on or after June 15, 2015	Redeemable in whole quarterly at par plus any accrued interest.
Series I 6.15% Fixed/Adjustable Rate USD 600 ECAPS, due December 2065	6.15% payable semi-annually until December 15, 2010 and then reset quarterly to the adjustable rate plus 1.75%.[2]	Quarterly on or after December 15, 2010	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series II 6.45% Fixed/Adjustable Rate USD 700 ECAPS, due December 2065	6.45% payable semi-annually until June 15, 2016 and then reset quarterly to the adjustable rate plus 2.00%.[2]	Quarterly on or after June 15, 2016	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series III Floating Rate USD 400 ECAPS, due December 2065	3-month LIBOR plus 1.15% reset quarterly until December 15, 2010 and then 3-month LIBOR plus 2.15%.	Quarterly on or after December 15, 2010	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series IV 5.875% USD 500 Fixed/Floating Trust Preferred Securities, due May 2062	5.875% payable semi-annually until May 9, 2012 and then reset quarterly to 3-month LIBOR plus 1.815%.	Quarterly on or after May 9, 2012	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.
Series V 6.5% USD 1,000 Fixed/Floating Trust Preferred Securties, due May 2067	6.5% payable semi-annually until May 9, 2017 and then reset quarterly to 3-month LIBOR plus 2.285%.	Quarterly on or after May 9, 2017	Redeemable in whole or in part at par plus any accumulated and unpaid distributions.

[1] Reset rate of interest is equal to the gross redemption yield on the benchmark five-year Gilt as determined by the Calculation Bank, plus 2.85% per annum.
[2] Adjustable Rate is equal to the greatest of (i) the 3-month LIBOR rate; (ii) the 10-year Treasury CMT (Constant Maturity Treasury) Rate; and (iii) the 30-year Treasury CMT Rate, subject to a maximum under (ii) and (iii) of 13.25% Series I and 13% for Series II.

Maturity schedule of outstanding debt

Table 10.3

in USD millions, as of	06/30/09		12/31/08	
	Carrying value	Undiscounted cash flow	Carrying value	Undiscounted cash flow
< 1 year	2,110	2,601	2,650	3,139
1 to 2 years	6	515	11	446
2 to 3 years	2,329	2,869	1,237	1,659
3 to 4 years	11	432	13	392
4 to 5 years	455	882	463	835
5 to 10 years	2,369	3,769	1,513	2,857
> 10 years	5,062	6,796	5,096	7,123
Total	**12,341**	**17,864**	**10,981**	**16,451**

Debt maturities shown in table 10.3 reflect original contractual dates without taking early redemption options into account. For call/redemption dates, refer to table 10.2. The total notional amount of debt due in each period is not materially different from the total carrying amount disclosed in table 10.3. Undiscounted cash flows include interest and principal cash flows on debt outstanding as of June 30, 2009 and December 31, 2008, respectively. All debt is assumed to mature within 20 years of the balance sheet date without refinancing and where the Group has the option to repay the debt, the option is assumed to expire. Floating rates of interest are assumed to remain constant as of June 30, 2009 and December 31, 2008, respectively going forward. The aggregated cash flows are translated into USD at the balance sheet date.

Interest expense on debt

Table 10.4

in USD millions, for the six months ended June 30	2009	2008
Debt related to capital markets and banking activities	43	61
Senior debt	86	71
Subordinated debt	146	170
Total	**275**	**302**

Interest expense on debt

Interest expense on debt decreased from USD 302 million to USD 275 million, primarily as a result of lower interest rates and foreign exchange fluctuations.

Credit facilities

The Group has access to a syndicated revolving credit facility of USD 3 billion that terminates in 2012. Zurich Group Holding, together with Zurich Insurance Company Ltd. and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding under this facility as of June 30, 2009 and December 31, 2008.

Dunbar Bank and Zurich Bank have access to various committed credit facilities totaling GBP 385 million and GBP 205 million, respectively. As of June 30, 2009 and December 31, 2008, GBP 85 million and GBP 50 million, respectively, were drawn under these credit facilities.

In addition, Zurich Insurance Company Ltd. has access to a USD 300 million credit facility expiring in 2010 for the sole purpose of financing surplus notes issued by the Leschi Life Assurance Company (Leschi), a special purpose reinsurer owned by Farmers New World Life (FNWL) and to which FNWL cedes business subject to Regulation XXX (Triple X). As of June 30, 2009 and December 31, 2008, USD 200 million and USD 100 million, respectively, were drawn under this credit facility.

Financial debt

Financial debt consists of all debt items that are included in financial leverage calculations of rating agencies. As of June 30, 2009 and December 31, 2008 financial debt consisted of the following components.

Financial debt

Table 10.5

in USD millions, as of	06/30/09 Reported	06/30/09 Adjustments	06/30/09 Financial Debt	12/31/08 Financial Debt
Debt related to capital markets and banking activities	1,885	(1,333)	552	1,379
Senior debt	5,394	(300)	5,094	3,158
Subordinated debt	5,062	–	5,062	5,096
Total	**12,341**	**(1,633)**	**10,708**	**9,633**

The USD 1,333 million adjustment relates to USD 885 million of Zurich Financial Services EUB Holdings Limited notes and loans payable and USD 448 million issued by ZCM Holdings and then lent to our banking operation as described above, while the USD 300 million adjustment contains USD 100 million of non-recourse debt and USD 200 million drawn under the above mentioned Leschi credit facility.

11. Earnings per share

Earnings per share

Table 11

for the six months ended June 30	Net income attributable to common shareholders (in USD millions)	Weighted average number of shares	Per share (USD)	Per share (CHF)[1]
2009				
Basic earnings per share	**1,242**	**139,711,609**	**8.89**	**10.03**
Effect of potentially dilutive shares related to share-based compensation plans		1,010,896	(0.06)	(0.07)
Diluted earnings per share	**1,242**	**140,722,505**	**8.82**	**9.96**
2008				
Basic earnings per share	**2,662**	**139,019,260**	**19.15**	**20.11**
Effect of potentially dilutive shares related to share-based compensation plans		1,167,162	(0.16)	(0.17)
Diluted earnings per share	**2,662**	**140,186,422**	**18.99**	**19.94**

[1] The translation from USD to CHF is shown for information purposes only and has been calculated at the Group's average exchange rates for the six months ended June 30, 2009 and 2008, respectively.

Dividends

A gross dividend of CHF 11.00 per share was paid in April 2009 and recognized through shareholders' equity in the second quarter of 2009.

12. Litigation and regulatory investigations

The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of their business operations.

In 2006, the Group settled with various U.S. state attorneys general and state insurance regulators in connection with investigations in the U.S. concerning certain business practices involving insurance brokers and insurance companies. In July 2006, the Group also entered into a settlement agreement to resolve consolidated class-action litigation concerning those matters. Final judgment has been entered approving the settlement, but appeals are pending. A number of individual claims not covered by the class action settlement remain pending against the Group.

In addition, in December 2008, Zurich Financial Services (now Zurich Financial Services Ltd) entered into a settlement with the U.S. Securities and Exchange Commission (SEC) resolving the SEC's investigation of certain reinsurance transactions engaged in by the Group and its subsidiaries. The SEC was investigating Converium's (now Scor Holding (Switzerland) AG) February 28, 2006 restatement of its financial results for the years 1998 through 2004. In that context, the Staff of the SEC made inquiries of Zurich Financial Services and certain of its subsidiaries related to reinsurance contracts entered into before 2001. Zurich Financial Services agreed to pay a USD 25 million penalty and USD 1 in disgorgement to settle, without admitting or denying, charges that it had aided and abetted Converium's violations of Section 10(b) of the Exchange Act and Rule 10b-5. In light of the settlement with the SEC, and barring any future material developments, which we do not anticipate, this matter will no longer be reported.

Furthermore, Zurich Financial Services was a defendant in putative class-action securities lawsuits relating to its divestiture of its interest in Converium. On July 25, 2008, Zurich Financial Services and the class-action plaintiffs entered into an amended stipulation of settlement that calls for a payment of USD 28 million to settle the case in two parts on behalf of all persons and entities who purchased Converium securities between January 7, 2002 and September 2, 2004: one settlement in the U.S. court, covering all U.S. persons and entities, and all other persons who purchased Converium securities on U.S. markets, and another settlement in the Amsterdam Court of Appeal, in the Netherlands, covering all non-U.S. persons and entities who purchased Converium securities on the SWX Swiss Exchange (now SIX Swiss Exchange). The U.S. and Dutch settlements are both subject to court approval and are independent of each other. The U.S. court approved the U.S. settlement on December 12, 2008, but a notice of appeal was filed. The appeal, however, was dismissed by stipulation of the parties on June 25, 2009 and the U.S. settlement is now considered final. The proposed Dutch settlement has not yet been presented to the Dutch court.

The Group believes that it is not a party to, nor are any of its subsidiaries the subject of, any unresolved current legal proceedings, claims, litigation and investigations that would have a material adverse effect on the Group's consolidated financial condition. However, it is possible that the outcome of any proceedings could have a material impact on results of operations in the particular reporting period in which it is resolved.

13. Segment information

The Group is managed on a matrix basis, reflecting both businesses and geography. The Group's operating segments have been identified on the basis of the businesses operated by the Group and how these are strategically managed to offer different products and services to specific customer groups. Segment information is presented accordingly. The Group's reportable segments are as follows:

General Insurance serves the property-casualty insurance needs of a wide range of customers, from individuals to small and medium-size businesses, commercial enterprises and major multinational corporations.

Global Life pursues a customer-focused strategy with market-leading propositions in unit-linked and protection products through global distribution and proposition pillars to develop leadership positions in its chosen segments.

Farmers provides through Farmers Group, Inc. and its subsidiaries (FGI) non-claims related management services to the Farmers Exchanges. FGI receives fee income for the provision of services to the Farmers Exchanges, which the Group manages, but does not own, and to their customers. This segment also includes the Farmers Re business, which includes all reinsurance assumed from the Farmers Exchanges by the Group. Farmers Exchanges are prominent writers of personal lines and small commercial lines business in the U.S.

For the purpose of discussing our financial performance we consider General Insurance, Global Life and Farmers to be our core operating segments.

Other Operating Businesses predominantly consist of the Group's Headquarter and Holding & Financing activities. In addition, the Group's banking activities as well as certain alternative investment positions not allocated to core operating segments are carried in this segment.

Non-Core Businesses represent insurance businesses that the Group does not consider core operating and that are therefore mostly managed to achieve a beneficial run-off.

The structured alignment of the Group's segment information compared with 2008 necessitated the following major transfers between the old 2008 and the new 2009 segments:

- Farmers Re from the previously reported Other Businesses to Farmers
- Centre from the previously reported Other Businesses to Non-Core Businesses
- Centrally Managed Businesses from the previously reported Other Businesses to Non-Core Businesses
- Universal Underwriters Life Insurance Company from the previously reported Other Businesses to Global Life
- Banking activities from the previously reported Other Businesses to Other Operating Businesses

The Group also manages its business on a geographic structure. As a result of the realignment of the previous International Businesses region into a new regional structure, as of January 1, 2009, Southern Africa is part of an expanded Europe & Africa region, Latin America is part of an expanded Americas region and Asia-Pacific & Middle East forms a new stand-alone region. The Group's identified regions are as follows:

- **Americas**
- **Europe & Africa**
- **Asia-Pacific & Middle East**
- **Central Region**

To be consistent with the Group's geographic structure, the following major transfers between regions have been made for 2009 financial reporting:

- Reporting Units in Southern Africa from the previous International Businesses to Europe & Africa
- Reporting Units in Latin America from the previous International Businesses to Americas
- Universal Underwriters Life Insurance Company from Central Region to Americas

The 2008 segmental results have been restated to reflect these changes, with no impact on the Group's financial position or performance.

Business operating profit by business segment

Table 13.1

in USD millions, for the six months ended June 30	General Insurance		Global Life	
	2009	2008	2009	2008
Revenues				
Direct written premiums and policy fees	17,427	19,705	5,969	5,030
Assumed written premiums	820	888	54	50
Gross written premiums and policy fees	18,247	20,593	6,023	5,080
Less premiums ceded to reinsurers	(2,815)	(3,140)	(360)	(363)
Net written premiums and policy fees	15,432	17,453	5,663	4,717
Net change in reserves for unearned premiums	(1,201)	(1,565)	6	4
Net earned premiums and policy fees	14,231	15,889	5,669	4,721
Farmers management fees and other related revenues	–	–	–	–
Net investment result on Group investments	1,584	1,910	1,819	1,890
Net investment income on Group investments	1,534	1,910	2,017	2,216
Net capital gains/(losses) and impairments on Group investments	50	–	(198)	(326)
Net investment result on unit-linked investments	–	–	826	(8,493)
Other income	341	382	390	680
Total BOP revenues	16,156	18,181	8,704	(1,202)
of which: intersegment revenues	*(169)*	*(226)*	*(112)*	*(81)*
Benefits, losses and expenses				
Insurance benefits and losses, net	10,047	11,206	5,211	4,156
Losses and loss adjustment expenses, net	10,030	11,171	23	22
Life insurance death and other benefits, net	17	34	4,770	4,799
(Decrease)/increase in future life policyholders' benefits, net	–	1	418	(665)
Policyholder dividends and participation in profits, net	6	12	1,081	(7,881)
Income tax expense/(benefit) attributable to policyholders	–	–	(170)	(604)
Underwriting and policy acquisition costs, net	2,595	2,881	784	976
Administrative and other operating expense (excl. depreciation/amortization)	1,612	1,589	771	952
Interest credited to policyholders and other interest	18	121	200	267
Restructuring provisions and other items not included in BOP	(45)	(85)	(19)	35
Total BOP benefits, losses and expenses (before interest, depreciation and amortization)	14,233	15,723	7,858	(2,099)
Business operating profit (before interest, depreciation and amortization)	**1,922**	**2,458**	**846**	**897**
Depreciation and impairments of property and equipment	32	28	16	22
Amortization and impairments of intangible assets	77	58	124	92
Interest expense on debt	99	119	48	9
Business operating profit before non-controlling interests	1,715	2,253	658	773
Non-controlling interests	1	16	17	1
Business operating profit	**1,714**	**2,236**	**641**	**772**
Supplementary information				
Additions and capital improvements to property, equipment and intangible assets	250	548	262	138

	Farmers		Other Operating Businesses		Non-Core Businesses		Eliminations		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	–	–	–	(6)	258	173	(3)	(6)	23,651	24,896
	2,883	836	70	93	70	66	(121)	(134)	3,775	1,799
	2,883	836	70	87	328	240	(124)	(140)	27,426	26,695
	–	–	(27)	(30)	(18)	1	124	140	(3,095)	(3,392)
	2,883	836	43	57	310	241	–	–	24,331	23,303
	(660)	(3)	1	2	2	21	–	–	(1,853)	(1,541)
	2,222	833	44	58	312	261	–	–	22,478	21,762
	1,247	1,196	–	–	–	–	–	–	1,247	1,196
	116	95	156	426	81	240	(427)	(533)	3,329	4,027
	116	95	297	415	240	300	(427)	(533)	3,777	4,402
	–	–	(141)	11	(159)	(60)	–	–	(448)	(375)
	–	–	–	–	97	(911)	–	–	923	(9,404)
	2	–	507	502	95	57	(580)	(608)	754	1,013
	3,587	2,124	707	987	585	(353)	(1,007)	(1,142)	28,730	18,595
	(45)	*(53)*	*(631)*	*(704)*	*(49)*	*(78)*	*1,007*	*1,142*	–	–
	1,559	599	(30)	32	580	267	–	–	17,367	16,261
	1,559	599	2	–	12	30	5	(1)	11,630	11,821
	–	–	41	58	314	193	1	1	5,143	5,085
	–	–	(72)	(26)	253	44	(6)	–	594	(645)
	–	–	–	–	102	(846)	–	–	1,189	(8,715)
	–	–	–	–	–	–	–	–	(170)	(604)
	656	225	–	–	4	2	(2)	(1)	4,036	4,082
	577	565	399	446	71	(38)	(553)	(593)	2,877	2,921
	–	–	5	19	29	42	(8)	(9)	244	440
	–	–	56	50	1	55	–	–	(7)	55
	2,792	1,389	429	547	787	(517)	(563)	(603)	25,536	14,441
	795	**735**	**277**	**439**	**(202)**	**164**	**(444)**	**(539)**	**3,194**	**4,154**
	33	32	17	17	1	1	–	–	99	100
	33	27	15	9	–	–	–	–	249	186
	5	5	509	638	59	71	(444)	(539)	275	302
	724	672	(264)	(224)	(262)	92	–	–	2,571	3,565
	–	–	–	(1)	–	–	–	–	19	16
	724	**672**	**(264)**	**(223)**	**(263)**	**92**	**–**	**–**	**2,552**	**3,549**
	151	90	40	37	1	1	–	–	703	813

Table 13.2

Reconciliation of BOP to net income after income taxes

in USD millions, for the six months ended June 30	General Insurance		Global Life	
	2009	2008	2009	2008
Business operating profit	**1,714**	2,236	**641**	772
Revenues/(expenses) not included in BOP:				
Net capital gains/(losses) on investments and impairments, net of policyholder allocation	(460)	(116)	(288)	(119)
Net gain/(loss) on divestments of businesses	(2)	–	–	5
Restructuring provisions and other	(45)	(85)	(19)	35
Add back:				
Business operating profit attributable to non-controlling interests	1	16	17	1
Net income before shareholders' taxes	**1,209**	2,051	**351**	693
Income tax expense attributable to policyholders	–	–	(170)	(604)
Net income before income taxes	**1,209**	2,051	**181**	89
Income tax expense (attributable to policyholders and shareholders)				
Net income after taxes				

[redacted]

[redacted]

	Farmers		Other Operating Businesses		Non-Core Businesses		Total	
	2009	2008	2009	2008	2009	2008	2009	2008
	724	**672**	**(264)**	**(223)**	**(263)**	**92**	**2,552**	**3,549**
	(31)	2	(120)	179	6	3	(894)	(52)
	–	–	–	–	(3)	(1)	(4)	4
	–	–	56	50	1	55	(7)	55
	–	–	–	(1)	–	–	19	16
	692	**674**	**(328)**	**4**	**(258)**	**149**	**1,666**	**3,572**
	–	–	–	–	–	–	(170)	(604)
	692	**674**	**(328)**	**4**	**(258)**	**149**	**1,496**	**2,968**
							(242)	(219)
							1,255	**2,749**

Assets and liabilities by business segment

Table 13.3

in USD millions, as of	General Insurance 06/30/09	General Insurance 12/31/08	Global Life 06/30/09	Global Life 12/31/08
Assets				
Total Group Investments	80,216	77,328	97,932	94,626
Cash and cash equivalents	9,751	9,703	5,517	5,130
Equity securities	5,876	5,966	4,814	4,816
Debt securities	57,305	53,578	59,249	56,256
Real estate held for investment	2,904	2,922	4,147	4,228
Mortgage loans	1,568	1,794	8,888	8,953
Other loans	2,784	3,340	15,201	15,131
Investments in associates	28	26	117	113
Investments for unit-linked contracts	–	–	72,978	65,977
Total investments	80,216	77,328	170,911	160,604
Reinsurers' share of reserves for insurance contracts	13,437	12,749	2,151	2,008
Deposits made under assumed reinsurance contracts	63	68	–	–
Deferred policy acquisition costs	3,439	3,247	11,596	10,768
Deferred origination costs	–	–	825	770
Goodwill	982	895	434	395
Other intangible assets	1,357	1,303	4,089	3,925
Other assets	16,431	16,119	6,940	6,835
Total assets (after cons. of investments in subsidiaries)	**115,925**	**111,710**	**196,946**	**185,304**
Liabilities				
Liabilities for investment contracts	–	–	39,318	36,230
Reserves for insurance contracts, gross	80,820	77,468	126,557	120,706
Reserves for losses and loss adjustment expenses, gross	62,779	61,396	34	18
Reserves for unearned premiums, gross	16,865	14,874	239	226
Future life policyholders' benefits, gross	95	95	73,894	72,782
Policyholders' contract deposits and other funds, gross	1,081	1,102	12,946	12,611
Reserves for unit-linked contracts, gross	–	–	39,444	35,069
Debt related to capital markets and banking activities	–	–	–	–
Senior debt	2,323	3,031	603	694
Subordinated debt	2,051	2,189	897	412
Other liabilities	16,025	14,680	16,745	15,399
Total liabilities	**101,219**	**97,368**	**184,119**	**173,441**
Equity				
Common shareholders' equity				
Preferred securities				
Shareholders' equity				
Non-controlling interests				
Total equity				
Total liabilities and equity				

	Farmers		Other Operating Businesses		Non-Core Businesses		Eliminations		Total	
	06/30/09	12/31/08	06/30/09	12/31/08	06/30/09	12/31/08	06/30/09	12/31/08	06/30/09	12/31/08
	6,017	3,607	19,840	17,956	12,164	13,103	(25,572)	(27,050)	190,598	179,570
	3,575	714	5,706	6,757	2,219	2,839	(11,214)	(12,714)	15,554	12,428
	–	224	2,263	2,801	854	496	–	–	13,807	14,303
	808	696	2,468	1,478	6,588	6,644	(365)	(365)	126,053	118,287
	157	156	43	44	175	175	–	–	7,427	7,524
	–	–	2,401	2,104	–	–	(32)	(32)	12,826	12,820
	1,477	1,817	6,951	4,765	2,253	2,874	(13,961)	(13,940)	14,704	13,988
	–	–	7	6	75	75	–	–	227	220
	–	–	–	–	11,896	12,226	–	–	84,874	78,203
	6,017	3,607	19,840	17,956	24,060	25,328	(25,572)	(27,050)	275,472	257,773
	210	209	–	–	5,143	5,477	(1,712)	(1,849)	19,229	18,595
	2,306	1,685	–	–	671	677	(33)	(32)	3,006	2,397
	472	307	–	–	2	2	–	–	15,509	14,323
	–	–	–	–	–	–	–	–	825	770
	382	382	5	5	–	–	–	–	1,802	1,677
	1,252	1,207	215	198	–	–	–	–	6,914	6,633
	1,531	1,500	1,741	1,974	1,632	1,691	(2,273)	(2,342)	26,002	25,776
	12,170	**8,897**	**21,801**	**20,132**	**31,508**	**33,176**	**(29,590)**	**(31,274)**	**348,760**	**327,944**
	–	–	–	–	–	–	(251)	(251)	39,067	35,979
	3,093	2,095	385	415	22,594	23,325	(1,694)	(1,831)	231,755	222,179
	1,173	835	46	44	3,738	4,147	(1,098)	(1,223)	66,672	65,218
	1,921	1,260	3	5	36	43	(9)	(10)	19,055	16,399
	–	–	336	366	3,810	3,573	(587)	(598)	77,547	76,218
	–	–	–	–	3,114	3,334	1	–	17,141	17,047
	–	–	–	–	11,897	12,228	–	–	51,341	47,297
	–	–	885	448	2,223	3,184	(1,223)	(1,106)	1,885	2,527
	–	–	20,888	19,893	1,158	1,054	(19,578)	(21,314)	5,394	3,358
	180	180	5,133	5,169	–	–	(3,199)	(2,853)	5,062	5,096
	2,961	1,582	3,897	4,729	2,672	2,553	(3,645)	(3,920)	38,655	35,024
	6,235	**3,858**	**31,188**	**30,654**	**28,647**	**30,116**	**(29,590)**	**(31,274)**	**321,818**	**304,163**
									24,650	21,542
									561	561
									25,211	22,103
									1,731	1,678
									26,942	23,781
									348,760	**327,944**

Table 13.4

General Insurance – Customer segment overview

in USD millions, for the six months ended June 30

	Global Corporate		North America Commercial	
	2009	2008	2009	2008
Gross written premiums and policy fees	4,249	4,494	5,177	5,766
Net earned premiums and policy fees	2,402	2,586	4,121	4,599
Insurance benefits and losses, net	1,835	2,083	2,861	3,195
Policyholder dividends and participation in profits, net	–	6	6	6
Total net technical expenses	463	510	1,161	1,280
Net underwriting result	104	(13)	94	118
Net investment income	308	356	579	623
Net capital gains/(losses) and impairments on investments	16	–	24	–
Net non-technical result (excl. items not included in BOP)	(73)	5	(120)	(113)
Business operating profit before non-controlling interests	354	347	576	628
Non-controlling interests	–	–	–	–
Business operating profit	354	347	576	628

Ratios, as % of net earned premiums and policy fees

Loss ratio	76.4%	80.6%	69.4%	69.5%
Expense ratio	19.3%	19.9%	28.3%	28.0%
Combined ratio	95.7%	100.5%	97.7%	97.4%

	Europe General Insurance		International Markets		GI Global Functions including Group Reinsurance		Eliminations		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	7,846	9,171	1,295	1,449	208	252	(528)	(539)	18,247	20,593
	6,710	7,661	979	1,011	20	33	–	–	14,231	15,889
	4,812	5,356	612	620	(73)	(49)	–	–	10,047	11,206
	–	–	–	–	–	–	–	–	6	12
	1,663	1,905	349	356	17	12	(11)	(3)	3,643	4,060
	234	400	18	35	75	69	11	3	535	611
	554	802	74	84	25	79	(6)	(33)	1,534	1,910
	11	–	–	–	–	–	–	–	50	–
	(176)	(153)	(17)	(25)	(13)	(11)	(4)	30	(404)	(269)
	624	1,048	75	93	87	137	–	–	1,715	2,253
	–	13	1	3	–	–	–	–	1	16
	624	1,035	74	90	87	137	–	–	1,714	2,236

	71.7%	69.9%	62.5%	61.3%	nm	nm	n/a	n/a	70.6%	70.5%
	24.8%	24.9%	35.7%	35.2%	nm	nm	n/a	n/a	25.6%	25.6%
	96.5%	94.8%	98.2%	96.6%	nm	nm	n/a	n/a	96.2%	96.2%

General Insurance – Revenues by region

Table 13.5

in USD millions, for the six months ended June 30

	Gross written premiums and policy fees from external customers	
	2009	2008
Global Corporate		
North America	1,465	1,615
Europe	2,472	2,740
Rest of Global Corporate	189	36
Subtotal	4,126	4,391
Europe & Africa		
United Kingdom	1,486	2,109
Germany	1,765	2,023
Switzerland	1,496	1,665
Italy	1,055	1,105
Spain	687	830
Southern Africa	313	347
Rest of Europe & Africa	986	1,043
Subtotal	7,788	9,122
Americas		
United States	4,828	5,380
Rest of North America	221	276
Latin America	625	597
Subtotal	5,674	6,252
Asia-Pacific & Middle East		
Asia-Pacific Mature Markets	531	664
China & South East Asia	114	154
Subtotal	646	818
Central Region		
Europe	–	1
Subtotal	–	1
Total	**18,234**	**20,584**

General Insurance – Assets by region

Table 13.6 in USD millions, as of	Property/equipment and intangible assets 06/30/09	12/31/08
Europe & Africa		
United Kingdom	230	211
Germany	256	259
Switzerland	119	109
Italy	72	128
Spain	746	764
Southern Africa	20	10
Rest of Europe & Africa	1,351	1,341
Subtotal	2,794	2,822
Americas		
United States	242	244
Rest of North America	3	3
Latin America	127	46
Subtotal	371	293
Asia-Pacific & Middle East		
Asia-Pacific Mature Markets	80	68
China & South East Asia	22	23
Subtotal	102	90
Total	**3,267**	**3,206**

Global Life – Overview

Table 13.7

in USD millions, for the six months ended June 30

	Americas		United Kingdom		Germany	
	2009	2008	**2009**	2008	**2009**	2008
Revenues						
Life insurance deposits	317	280	1,505	1,956	954	845
Gross written premiums and policy fees	566	541	420	769	1,524	1,901
Net earned premiums and policy fees	448	426	334	679	1,473	1,848
Net investment income on Group investments	216	220	163	319	851	956
Net capital gains/(losses) and impairments on Group investments	4	1	(56)	(263)	(117)	(99)
Net investment result on Group investments	220	221	108	56	734	857
Net investment income on unit-linked investments	(2)	35	739	1,225	12	17
Net capital gains/(losses) and impairments on unit-linked investments	48	(111)	(1,105)	(6,236)	494	(1,250)
Net investment result on unit-linked investments	46	(75)	(366)	(5,010)	506	(1,233)
Other income	56	62	99	264	86	205
Total BOP revenues	771	633	174	(4,011)	2,800	1,676
Benefits, losses and expenses						
Insurance benefits and losses, net	291	290	188	330	1,608	1,932
Policyholder dividends and participation in profits, net	44	(72)	(355)	(4,824)	583	(945)
Income tax expense/(benefit) attributable to policyholders	–	–	(203)	(580)	18	13
Underwriting and policy acquisition costs, net	100	34	240	465	181	206
Administrative and other operating expense (excl. depreciation/amortization)	99	109	184	256	161	191
Interest credited to policyholders and other interest	84	86	6	36	74	114
Restructuring provisions and other items not included in BOP	–	(1)	(18)	37	–	–
Total BOP benefits, losses and expenses	618	446	42	(4,279)	2,625	1,512
Business operating profit (before interest, depreciation and amortization)	**153**	**187**	**132**	**268**	**175**	**164**
Depreciation and impairments of property and equipment	1	1	4	6	6	7
Amortization and impairments of intangible assets	9	6	(20)	61	20	22
Interest expense on debt	1	1	7	1	–	–
Business operating profit before non-controlling interests	142	178	141	200	149	134
Non-controlling interests	2	1	–	–	4	1
Business operating profit	**140**	**178**	**141**	**200**	**145**	**134**
Supplementary information						
Gross written premiums and policy fees from external customers	566	541	417	767	1,497	1,871
Property, equipment and intangible assets[1]	285	244	489	403	989	996

[1] As of June 30, 2009 and December 31, 2008, respectively.

	Switzerland		Ireland		Spain		Emerging Markets in Asia		Rest of the World		Eliminations		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	23	35	570	611	1,231	214	600	987	347	389	–	–	5,546	5,317
	945	1,086	176	177	1,881	129	118	135	408	351	(16)	(8)	6,023	5,080
	942	1,083	128	128	1,857	110	101	123	386	323	–	–	5,669	4,721
	294	336	45	58	254	86	23	30	170	211	–	–	2,017	2,216
	11	49	(18)	6	2	–	(2)	8	(24)	(28)	–	–	(198)	(326)
	305	385	27	64	256	86	22	38	147	183	–	–	1,819	1,890
	1	5	96	133	32	11	1	7	38	178	–	–	917	1,611
	15	(66)	168	(1,001)	65	(138)	82	(650)	139	(652)	–	–	(91)	(10,104)
	16	(61)	265	(868)	97	(127)	83	(643)	177	(474)	–	–	826	(8,493)
	24	36	1	–	20	4	31	25	74	85	(1)	–	390	680
	1,287	1,443	421	(676)	2,231	73	236	(457)	784	116	(1)	–	8,704	(1,202)
	865	1,035	17	39	1,929	147	39	32	273	350	–	–	5,211	4,156
	108	70	291	(825)	103	(128)	81	(647)	226	(511)	–	–	1,081	(7,881)
	–	–	8	(2)	–	–	–	–	7	(35)	–	–	(170)	(604)
	77	83	52	56	44	4	29	67	62	63	–	–	784	976
	94	117	28	30	32	22	31	50	143	178	(1)	–	771	952
	9	10	–	–	7	1	13	13	6	5	–	–	200	267
	18	–	–	–	(24)	–	10	–	(5)	(1)	–	–	(19)	35
	1,172	1,314	397	(702)	2,091	46	203	(484)	712	48	(1)	–	7,858	(2,099)
	115	**129**	**24**	**26**	**140**	**27**	**33**	**27**	**72**	**68**	**–**	**–**	**846**	**897**
	1	4	1	1	–	–	2	2	1	1	–	–	16	22
	–	–	1	–	84	1	2	1	28	1	–	–	124	92
	1	3	–	–	33	2	–	–	5	2	–	–	48	9
	113	122	23	25	22	25	29	24	38	64	–	–	658	773
	–	–	–	–	11	–	–	–	–	–	–	–	17	1
	113	**122**	**23**	**25**	**11**	**25**	**29**	**24**	**38**	**64**	**–**	**–**	**641**	**772**
	945	1,086	176	177	1,881	129	97	127	402	348	–	–	5,982	5,046
	191	159	8	6	2,862	2,742	12	14	231	270	–	–	5,068	4,835

Farmers – Overview

Table 13.8

in USD millions, for the six months ended June 30	Total 2009	2008
Farmers Management Services		
Management fees and other related revenues	1,247	1,196
Management and other related expenses	(636)	(622)
Gross management result	610	574
Other net income (excl. items not included in BOP)	33	43
Business operating profit before non-controlling interest	643	617
Business operating profit	643	617
Farmers Re		
Gross written premiums and policy fees	2,883	836
Net earned premiums and policy fees	2,222	833
Insurance benefits and losses, net	(1,559)	(599)
Total net technical expenses	(657)	(225)
Net underwriting result	7	9
Net investment result income	73	46
Business operating profit before non-controlling interests	80	54
Business operating profit	80	54
Farmers business operating profit	**724**	**672**
Ratios, as % of net earned premiums and policy fees		
Farmers Re combined ratio	99.7%	99.0%
Supplementary information		
Property, equipment and intangible assets[1]	1,886	1,811

[1] As of June 30, 2009 and December 31, 2008, respectively.

Table 13.9

Other Operating Businesses – Overview

in USD millions, for the six months ended June 30	Alternative Investments		Banking Activities	
	2009	2008	**2009**	2008
Gross written premiums and policy fees	–	–	–	–
Net earned premiums and policy fees	–	–	–	–
Net investment income	5	7	83	134
Net capital gains/(losses) and impairments on investments	–	–	(61)	16
Other income	5	5	2	3
Total BOP revenues	10	11	24	154
Insurance benefits and losses, incl. PH dividends, net	–	–	–	–
Administrative and other operating expense (excl. depreciation/amortization)	12	(6)	11	42
Other expenses (excl. items not included in BOP)	–	–	4	14
Depreciation, amortization and impairments of property, equipment and intangible assets	–	–	2	2
Interest expense on debt	12	23	32	58
Business operating profit before non-controlling interests	(14)	(6)	(25)	38
Non-controlling interests	–	(1)	–	–
Business operating profit	**(14)**	**(4)**	**(25)**	**38**

[redacted]

[redacted]

	Holding & Financing		Headquarters		Eliminations		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
	67	84	3	3	–	–	70	87
	40	54	4	4	–	–	44	58
	217	298	2	5	(10)	(29)	297	415
	(80)	(5)	–	–	–	–	(141)	11
	14	(58)	523	587	(38)	(35)	507	502
	191	289	530	596	(48)	(64)	707	987
	(31)	30	1	2	–	–	(30)	32
	(100)	(92)	515	536	(38)	(35)	399	446
	56	55	–	–	–	–	60	70
	–	–	30	24	–	–	32	26
	475	582	–	4	(10)	(29)	509	638
	(209)	(287)	(17)	31	–	–	(264)	(224)
	–	–	–	–	–	–	–	(1)
	(209)	**(287)**	**(17)**	**31**	**–**	**–**	**(264)**	**(223)**

Non-Core Businesses – Overview

Table 13.10

in USD millions, for the six months ended June 30	Total 2009	Total 2008
Gross written premiums and policy fees	328	240
Net earned premiums and policy fees	312	261
Insurance benefits and losses, net	580	267
Policyholder dividends and participation in profits, net	102	(846)
Total net technical expenses	(21)	59
Net underwriting result	(350)	781
Net investment income	134	735
Net capital gains/(losses) and impairments on investments	44	(1,406)
Net non-technical result (excl. items not included in BOP)	(91)	(17)
Business operating profit before non-controlling interests	**(262)**	**92**
Business operating profit	**(263)**	**92**

14. Events after the balance sheet date

On July 1, 2009, the Group completed the acquisition of 100 percent of AIG's US Personal Auto Group, which includes "21st Century Insurance" (comprising the former "AIG Direct" and "21st Century Insurance"), as well as AIG's "Agency Auto". The purchase price amounted to approximately USD 1.9 billion, of which approximately USD 1.7 billion was paid in cash and approximately USD 0.2 billion was met through the issue of Euro denominated Capital Notes ("Capital Notes"). As part of the transaction, Farmers Group Inc. immediately sold those elements of the acquired business which comprise regulated insurance businesses to the Farmers Exchanges, which the Group manages but does not own, for approximately USD 1.4 billion in cash, resulting in a net purchase price for the Group of approximately USD 0.5 billion. The Group has provided increased underwriting capacity to the Farmers Exchanges through an increase of the existing All Lines quota share reinsurance treaty from the Farmers Exchanges from 25% to 37.5%. The resulting increase in the Group's capital requirement to support the acquisition and the additional reinsurance assumed for the business in the Farmers Exchanges was financed through the sale of ordinary shares by Zurich Financial Services Ltd on April 17, 2009 raising CHF 1.2 billion (equivalent to USD 1.1 billion) as well as the issuance of the Capital Notes.

On July 9, 2009, the Group announced its intention to repurchase by way of a cash tender offer to the holders up to a total of USD 728 million aggregate principal amount of certain of its trust preferred securities. Tender offers have been reported by the depositary to be in excess of the amount to be repurchased as of the announced early tender date of July 17, 2009. The offer will continue to run until August 6, 2009, when the final outcome of the offer to purchase will be known. Furthermore, on July 21, 2009 the Group announced the successful placement of EUR 425 million of 30-year fixed rate subordinated debt callable in 2019, to investors in the Euro institutional market under the Euro Medium Term Notes Programme.

On July 21, 2009, Caixa d'Estalvis de Sabadell, a savings bank with which the Group entered into bank distribution agreements in Spain in 2008, announced that it was developing plans for a merger between it and two other Spanish savings banks. The Group is reviewing the potential impact and its options resulting from such a merger on these agreements.

The Group holds debt securities with a market value of USD 104 million as of June 30, 2009 issued by a large US finance company. On July 20, 2009, this company obtained a financing pledge of USD 3 billion from bond holders. Since June 30, 2009, the Group has reduced significantly these holdings. As a result, by September 30, 2009, the Group expects to have realized a loss of approximately USD 52 million before tax.

Review report of the auditors

To the Board of Directors of Zurich Financial Services Ltd

Introduction
We have reviewed the condensed consolidated interim financial information (consolidated income statement, consolidated statement of comprehensive income, consolidated balance sheet, consolidated statement of cash flows, consolidated statement of changes in equity and related notes on pages 31 to 82) of Zurich Financial Services Ltd for the period ended June 30, 2009. The Board of Directors is responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review
We conducted our review in accordance with Swiss Auditing Standard 910 and International Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Swiss Auditing Standards and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers AG

Patrick Shouvlin   Ray Kunz

Zurich, August 5, 2009

Embedded Value Report

Contents

Embedded value report – Global Life

Highlights as of June 30, 2009

Key results at June 30, 2009
(in USD millions)


14,191
16,389
332
342
962
891
690
(258)
Closing embedded value
New business value
EV operating profit
Embedded value profit
2009
2008

Embedded value key results

in USD millions, as of June 30	2009	2008	Change Amount
Embedded value	**14,191**	**16,389**	**(2,198)**
New business value	332	342	(10)
EV operating profit	962	891	71
Embedded value profit	690	(258)	948

The **embedded value** as of June 30, 2009 was USD 14.2 billion compared with USD 16.4 billion as of June 30, 2008. Since December 31, 2008 the embedded value has increased by USD 1.4 billion, including adjustments for currency translation effects, minority interests and capital movements of USD 684 million.

New business value was USD 332 million. This was 3 percent lower than the prior year in US dollars but 9 percent higher in local currency terms. The growth was driven by the inclusion of the recent acquisitions in Spain and the strong performance in the U.S. and the Rest of the World. This was partially offset by the effect of lower interest rates and weaker markets in many European countries.

EV operating profit was USD 962 million, an 8 percent increase compared with the prior period. Operating profit benefited from the strong new business performance and the impact of changes to align more closely with the new MCEV Principles published by the CFO Forum in 2008 (see Section 4 for further details). This was offset by lower expected returns due to the lower interest rate environment and lower opening embedded value, as well as negative persistency variances.

EV profit was USD 690 million, representing a return of 5.3 percent for the first half of the year despite the adverse economic conditions persisting into 2009. The negative economic variance was largely due to falling equity markets in the UK during the first quarter.

1. Introduction

The Group has made some changes to its embedded value methodology as of June 30, 2009, to move closer to full implementation of the new MCEV Principles published by the CFO Forum in May 2008.

The cost of residual non-hedgeable risk (CRNHR) has replaced the previous allowance for the cost of non-market risk (CNMR). The CRNHR is an explicit deduction for non-hedgeable financial risks (non-hedgeable ALM risks and reinsurance credit risk), and non-financial risks (mortality, persistency, expenses and operational risk). It is calculated as a charge on the capital held for residual non-hedgeable risks. Comparative figures have not been re-stated.

Also, frictional costs , which reflect the cost of holding shareholder capital, now apply only to the total required capital held by the Group rather than total available capital.

Further details of the methodology used in the calculation of these items is given in Section 4.

2. Embedded value results

a) Embedded value

Embedded value

in USD millions, as of June 30	2009	2008
Required capital	*3,700*	*4,937*
Excess Capital	*2,164*	*2,272*
Shareholders' net assets	**5,864**	7,209
Certainty equivalent value of business in force	*10,333*	*11,064*
Frictional costs	*(560)*	*(858)*
Time value of financial options and guarantees	*(925)*	*(491)*
Cost of residual non-hedgeable risk[1]	*(521)*	*(535)*
Value of business in force	**8,327**	9,180
Embedded value	**14,191**	**16,389**

[1] In 2008 the number was calculated using cost of non-market risk methodology.

Shareholders' net assets are based on local statutory accounting. The embedded value is adjusted to reflect the shareholders' interest in the market value of net assets after the exclusion of goodwill.

Value of business in force is the present value of future expected profits from companies and businesses in Global Life.

b) Movements in embedded value

Embedded value development for the six months ended June 30, 2009
(in USD millions)



12,818
387
332
254
(10)
(273)
(26)
125
585
14,191
Opening embedded value
Expected profit
New business value
Operating variance
Global development costs
Economic variance
Minority adjustments
Dividends and capital movements
Foreign currency translation effects
Closing embedded value

Movement in embedded value, 2009

in USD millions, for the six months ended June 30	2009						
	Share-holders' net assets	Certainty equivalent value	Frictional costs	TVFOG[1]	CRNHR[2]	Value of business in-force	Total
Opening embedded value	**5,447**	**9,328**	**(579)**	**(752)**	**(627)**	**7,371**	**12,818**
Expected transfer	**473**	(488)	15	(2)	2	**(473)**	**–**
Expected profit at risk-free rate	**61**	108	(2)	(3)	2	**105**	**166**
Expected profit in excess of risk-free rate	**20**	184	1	14	1	**201**	**221**
New business value	**(343)**	750	(20)	(25)	(30)	**675**	**332**
Operating variance	**59**	39	53	(91)	193	**194**	**254**
Global development costs	**(10)**	–	–	–	–	**–**	**(10)**
Operating profit	**260**	**593**	**48**	**(108)**	**169**	**702**	**962**
Economic variance	**(115)**	(73)	(4)	(34)	(46)	**(158)**	**(273)**
Embedded value profit	**145**	**520**	**44**	**(142)**	**123**	**544**	**690**
Minority adjustments	**2**	(29)	2	(2)	1	**(28)**	**(26)**
Dividends & capital movements	**13**	119	(3)	(1)	(3)	**112**	**125**
Foreign currency translation effects	**258**	395	(23)	(29)	(16)	**327**	**585**
Closing embedded value	**5,864**	**10,333**	**(560)**	**(925)**	**(521)**	**8,327**	**14,191**

[1] TVFOG is the time value of financial options and guarantees.
[2] CRNHR is the cost of residual non-hedgeable risk. Opening value was calculated using CNMR mehtodology.

Movements in embedded value, 2008

in USD millions, for the six months ended June 30	2008						
	Share-holders' net assets	Certainty equivalent value	Frictional costs	TVFOG[1]	CNMR[2]	Value of business in-force	Total
Opening embedded value	**6,982**	**10,705**	**(771)**	**(476)**	**(505)**	**8,953**	**15,935**
Expected transfer	603	(628)	24	–	–	(603)	–
Expected profit	155	337	(5)	24	11	367	522
New business value	(327)	739	(27)	(8)	(35)	669	342
Operating variance	4	(13)	(27)	60	3	23	27
Operating profit	**436**	**435**	**(35)**	**76**	**(21)**	**456**	**891**
Economic variance	(583)	(486)	(16)	(73)	8	(567)	(1,150)
Embedded value profit	**(147)**	**(50)**	**(51)**	**3**	**(13)**	**(111)**	**(258)**
Dividends & capital movements	92	(2)	3	–	–	1	93
Foreign currency translation effects	283	412	(39)	(18)	(17)	337	620
Closing embedded value	**7,209**	**11,064**	**(858)**	**(491)**	**(535)**	**9,180**	**16,389**

[1] TVFOG is the time value of financial options and guarantees.
[2] CNMR is the cost of non-market risk.

c) Expected transfer
The expected transfer to shareholders' net assets shows the profits expected to emerge during the period in respect of business that was in force at the beginning of the period. The net effect is zero, as the reduction in value of business in force is offset by the increase in shareholders' net assets. The expected profits do not include changes in the solvency margin over the period.

d) Expected profit
The expected profit is the projected change in the embedded value over the period using expected "real world" investment returns.

Expected profits are lower in the first half of 2009 compared to 2008 due to the lower interest rate environment and the lower opening embedded value.

e) New business

New business, gross of minority interests

in USD millions, for the six months ended June 30	2009	2008
New business value	**332**	**342**
Annual premiums	905	990
Single premiums	6,741	5,373
New business annual premium equivalent (APE)[1]	1,579	1,528
Present value of new business premiums (PVNBP)[2]	12,275	12,223
New business margin (as % APE)	21.0%	22.4%
New business margin (as % PVNBP)	2.7%	2.8%

[1] APE is new annual premiums plus 10% of single premiums.
[2] PVNBP is new single premiums plus the present value of new annual premiums.

New business value reflects the value added by new business written during the period. This item is calculated at the point of sale, using the methodology described in Section 4.

The new business value was 3 percent lower than last year, but increased by 9 percent in local currency terms. The increase is due to the inclusion of the recent acquisitions in Spain and the strong performance in the U.S. and in the Rest of the World and this was partially offset by the effect of lower interest rates and weaker markets in many European countries.

Annual Premium Equivalent was 3 percent higher than in the prior period and 19 percent higher in local currencies primarily due to the inclusion of the recent acquisitions in Spain, but partially offset by the impact in 2008 of one-off state-funded pension business in Germany. The effect in Germany amounted to approximately USD 52 million.

New Business Margin was 21 percent, slightly lower than in the prior period. Strong growth in profitability in the U.S., UK, Ireland and Australia helped to limit the effect of the downward pressure on product margins particularly in countries offering products with interest rate guarantees.

The **PVNBP** indicates that the average discounted duration of new annual premiums was 7.8 years, slightly shorter than 8.0 years in the prior period, mainly due to a higher proportion of single premium business in 2009.

New business value components

in USD millions, for the six months ended June 30	2009	2008
Net asset strain	**(343)**	(327)
Certainty equivalent new business in force	*750*	739
Frictional costs	*(20)*	(27)
Time value of financial options and guarantees (TVFOG)	*(25)*	(8)
Cost of residual non-hedgeable risk (CRNHR)[1]	*(30)*	(35)
Value of business in force	**675**	669
New business value, after tax	**332**	**342**

[1] CRNHR is the cost of residual non-hedgeable risk. For 2008, this figure was calculated using the CNMR methodology.

Frictional costs have decreased in 2009, largely due to the application of frictional costs to total required capital rather than total available capital, in line with the CFO Forum's MCEV Principles.

The TVFOG, which measures the time cost of policyholder options and guarantees, has risen since the same period of 2008, mainly because of higher volatilities and lower interest rates. This impact was mainly due to the business in Germany and Switzerland, which is particularly exposed to interest rate guarantees.

The CRNHR has replaced the CNMR methodology as of June 30, 2009 in line with the CFO Forum's MCEV Principles. This change has increased new business value by USD 16 million.

Where the Group has a majority interest in a subsidiary company, the new business value and the premium information are shown gross of minority holdings.

New business value, net of minority interests

in USD millions, for the six months ended June 30	2009	2008
New business value before minority interests	332	342
Adjustments for minority interests	(26)	(2)
New business value after minority interests	306	340

f) Operating variance

Embedded value
Split of operating assumption changes
(in USD millions)


15
(64)
18
116
85
Mortality/ morbidity
Persistency
Expenses
Other
Total

Embedded value
Split of operating experience variance
(in USD millions)


(5)
(23)
(55)
251
169
Mortality/ morbidity
Persistency
Expenses
Other
Total

Operating variance measures the difference between actual experience during the period and that implied by the operating assumptions. It also includes the impact of changes in assumptions about future operating experience.

Operating variance

in USD millions, for the six months ended June 30, 2009	Shareholders' net assets	Value of business in force	Total
Operating assumption changes			
Mortality/morbidity	–	15	15
Persistency	–	(64)	(64)
Expenses	–	18	18
Other	36	80	116
Total	**36**	**49**	**85**
Operating experience variance			
Mortality/morbidity	1	(6)	(5)
Persistency	21	(43)	(23)
Expenses	(55)	–	(55)
Other	56	196	251
Total	**23**	**146**	**169**
Total operating variance	**59**	**194**	**254**

Mortality variances were slightly positive, adding USD 10 million to embedded value. There were some small gains from changes to assumptions, particularly in Ireland. Fluctuations in claims led to a small experience loss.

Persistency has worsened in the current economic climate. This has led to experience losses, particularly in countries with material amounts of unit-linked business, reducing embedded value by USD 23 million. In the expectation that the current economic climate may continue for some time, we have revised persistency assumptions, reducing the value of business in force by a further USD 64 million.

Expense assumptions were updated in several countries to reflect the outcome of cost-saving initiatives.

The other experience variances of USD 251 million were mainly driven by the implementation of the new CRNHR methodology and by applying frictional costs to required capital rather than available capital.

Other assumption benefits included a refinement of premium assumptions for protection products of USD 41 million, a benefit of increased fund rebates due to renegotiated arrangements with fund managers of USD 31 million and a benefit from capital management initiatives of USD 27 million.

g) Global development costs

Where significant development work is performed in one country that is intended to have wider application across Global Life, that cost is shown under Global development costs.

These costs reduced embedded value by USD 10 million for the six months ended June 30, 2009.

h) Economic variance

Economic variance is the difference between actual experience during the period and that expected implied by the economic assumptions. It also includes the impact of changes in assumptions in respect of future economic experience and the impact of legal, tax and regulatory changes in the period.

The negative economic variance of USD 273 million was driven by the UK where, after equity falls in the first quarter, the recovery in equity markets during the second quarter was weaker than in many other countries. A slight increase in interest rates in the six months ended June 30, 2009 helped to reduce the cost of interest rate guarantees offered in several European countries.

i) Minority adjustments

In 2009, the adjustment to embedded value to remove minority interests from the new business value is shown in a separate line, and was mainly due to the recent joint ventures in Spain. In 2008, the adjustment of USD (2) million was included within operating variance.

j) Dividends and capital movements

Dividends and capital movements reflect dividends paid by Global Life to the Group and capital received from the Group. Capital movements can also relate to the value of business in force in respect of acquisitions and disposals, or corporate restructuring.

Capital movements of USD 125 million were mainly driven by a USD 48 million capital investment in Italy, a USD 66 million net investment into the UK and a USD 67 million transfer of Universal Underwriters Life Insurance Company from Centrally Managed Businesses into Global Life, partially offset by dividends of USD 27 million paid by the business in Switzerland.

k) Foreign currency translation effects

Foreign currency translation effects represent the impact of adjusting values to end-of-period exchange rates.

The strengthening of sterling against the US dollar during the second quarter of 2009 had a positive impact on the embedded value from the UK.

l) Reconciliation of IFRS net assets to embedded value

Reconciliation of Global Life IFRS net assets to embedded value

in USD billions, for the six months ended June 30	Total 2009	Total 2008
Goodwill	0.4	0.7
Intangible net assets[1]	5.4	3.8
Tangible net assets	5.9	7.6
IFRS shareholders' net assets[2]	**11.7**	**12.1**
Adjustments to Global Life IFRS net assets for embedded value		
Minorities	*(0.1)*	*(0.1)*
Reserves and investments valuation differences	*(0.0)*	*(0.3)*
Intangible assets[1]	*(5.4)*	*(3.8)*
Goodwill	*(0.4)*	*(0.7)*
IAS 19 employee benefit related items	*0.1*	*0.0*
Embedded value shareholders' net assets	**5.9**	**7.2**
Value of business in force	**8.3**	**9.2**
Embedded value	**14.2**	**16.4**

[1] Intangible assets are defined as deferred policy acquisition costs, deferred origination costs and other related intangible assets less deferred front-end fees.
[2] IFRS shareholders' net assets are shown net of the recent acquisitions in Spain.

m) Sensitivities

These sensitivities are in line with the CFO Forum's Additional Guidance on European Embedded Value Disclosures issued in October 2005.

Sensitivities

in USD millions, as of June 30, 2009	Change in embedded value: Shareholders' net assets	Change in embedded value: Value of business in force	Change in embedded value: Total	Change in new business value
Actual embedded value	**5,864**	**8,327**	**14,191**	**332**
Operating sensitivities				
10% increase in initial expenses and commissions				**(41)**
10% decrease in maintenance expenses	23	312	**336**	**21**
10% increase in voluntary discontinuance rates	–	(483)	**(483)**	**(34)**
10% decrease in voluntary discontinuance rates	–	564	**564**	**48**
5% improvement in mortality and morbidity for assurances	2	230	**232**	**18**
5% improvement in mortality and morbidity for annuities	(3)	(83)	**(86)**	**5**
Economic sensitivities				
100 basis points increase in risk free yield curve	(216)	149	**(67)**	**(13)**
100 basis points decrease in risk free yield curve	(319)	(153)	**(471)**	**18**
10% fall in equity market values	(62)	(148)	**(211)**	
10% fall in property market values	(46)	(219)	**(265)**	
25% increase in implied volatilities for risk free yields	–	(247)	**(246)**	**–**
25% decrease in implied volatilities for risk free yields	(1)	239	**237**	**5**
25% increase in implied volatilities for equities and properties	–	(99)	**(99)**	**–**
25% decrease in implied volatilities for equities and properties	–	82	**82**	**–**

The key assumption changes represented by each of these sensitivities are as follows.

Operating sensitivities

- A 10 percent decrease in voluntary discontinuance rates means that, for example, a base assumption of 5 percent p.a. would decrease to 4.5 percent p.a.

- A 10 percent decrease in maintenance expenses means that, for example, a base assumption of USD 30 p.a. would decrease to USD 27 p.a.

- A 10 percent decrease in initial expenses and commissions was considered for new business values only.

- A 5 percent improvement in mortality and morbidity assumptions for assurances means that, for example, if the base mortality assumption for assurances was 90 percent of a particular table, this would decrease to 85.5 percent.

- A 5 percent improvement in mortality assumptions for annuities means that, for example, if the base mortality assumption for annuities was 90 percent of a particular table, this would decrease to 85.5 percent.

Economic sensitivities

- A 100 basis points increase and decrease (subject to a minimum of zero percent) was applied to the risk free yield curve across all durations.

- A 10 percent fall in equity and property market values was assessed for EV only. This is not applicable for new business.

- A 100 basis points increase in the discount rates means that, for example, a discount rate of 6 percent p.a. would increase to 7 percent p.a.

- A 25 percent increase in implied equity and property volatilities means that, for example, a volatility of 20 percent p.a. would increase to 25 percent p.a.

- A 25 percent increase in implied risk free volatilities means that, for example, a volatility of 20 percent p.a. would increase to 25 percent p.a.

In each sensitivity calculation, all other assumptions remain unchanged except where they are directly affected by the revised conditions. The results include any impact of the assumption changes on the time value of financial options and guarantees.

The 100 basis points increase in risk free yield curve reduces the value of some products, such as term assurance, with fixed cash flows that are discounted at higher rates. This reduction is balanced by the increase in the value of other products, such as those with profit sharing, due to the higher assumed investment returns on investment of net cash flows.

The sensitivity to a 100 basis points increase in the risk discount rate is calculated assuming no change to investment returns. This moves away from market consistent methodology. For stochastic modeling, the increase in discount rates applies to each year in each projected simulation.

n) Life business included in Non-Core Businesses

The Group has written life business in Kemper Investors Life Insurance Company and in Centre operations, some of which is not managed in Global Life. The main products that have been written by these businesses outside Global Life are:

- Variable annuity contracts that provide annuitants with guarantees related to minimum death and income benefits;
- Disability business; and
- Bank owned life insurance business.

The Group has estimated the embedded value of these businesses based on the same principles as for the Global Life business, including deductions for the time value of financial options and guarantees, frictional costs and the cost of residual non-hedgeable risks, but using more approximate models. The results are set out in the following table.

Estimated embedded value of life businesses in Non-Core Businesses

in USD billions, as of June 30	2009	2008
Shareholders' net assets	**1.1**	**1.4**
Certainty equivalent value	*(0.1)*	*0.8*
Frictional costs	*(0.0)*	*(0.0)*
Time value of financial options and guarantees	*(0.1)*	*(0.3)*
Cost of residual non-hedgeable risk[1]	*(0.3)*	*(0.4)*
Value of business in force	**(0.5)**	**0.1**
Embedded value	**0.6**	**1.5**

[1] For 2008 this figure was calculated using the CNMR methodology.

3. Geographical analysis

Embedded value results for June 30, 2009 and June 30, 2008 are translated from local currency using exchange rates applying in each period. The comments in this section relate to business issues only and not to movements in exchange rates.

a) Embedded value

Embedded value at June 30, 2009
(in USD millions)


1,469
1,391
642
1,110
1,501
2,571
409
3,252
1,846
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World

Embedded value at June 30, 2008
(in USD millions)


1,548
1,291
429
1,220
2,100
2,328
2,459
393
4,622
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World

Geographical analysis of embedded value, 2009

in USD millions, as of June 30, 2009	Share-holders' net assets	Certainty equivalent value	Frictional costs	TVFOG[1]	CRNHR[2]	Value of business in-force	Total
Americas	**787**	2,581	(62)	(192)	(134)	**2,194**	**2,980**
United States	**565**	2,357	(46)	(190)	(115)	**2,006**	**2,571**
Latin America	**221**	224	(16)	(1)	(19)	**188**	**409**
United Kingdom	**1,287**	2,352	(128)	(162)	(98)	**1,965**	**3,252**
Germany	**1,408**	1,103	(263)	(329)	(74)	**438**	**1,846**
Switzerland	**142**	1,534	(10)	(106)	(59)	**1,359**	**1,501**
Ireland	**426**	741	(13)	(6)	(37)	**684**	**1,110**
Spain	**497**	213	(22)	(24)	(21)	**145**	**642**
Emerging Markets in Asia	**387**	1,059	(5)	(1)	(50)	**1,004**	**1,391**
ZIS[3]	**326**	821	(5)	–	(44)	**772**	**1,097**
Hong Kong	**69**	239	–	(1)	(6)	**232**	**302**
Other	**(8)**	–	–	–	–	**–**	**(8)**
Rest of the World	**931**	750	(57)	(106)	(49)	**538**	**1,469**
Italy	**388**	351	(13)	(92)	(12)	**234**	**622**
Other	**544**	399	(44)	(14)	(37)	**303**	**847**
Global Life	**5,864**	**10,333**	**(560)**	**(925)**	**(521)**	**8,327**	**14,191**

[1] TVFOG is the time value of financial options and guarantees.
[2] CRNHR is the cost of residual non-hedgeable risk.
[3] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

Geographical analysis of embedded value, 2008

in USD millions, as of June 30, 2008	Share-holders' net assets	Certainty equivalent value	Frictional costs	TVFOG[1]	CNMR[2]	Value of business in-force	Total
Americas	**944**	2,371	(149)	(142)	(172)	**1,908**	**2,852**
United States	**700**	*2,176*	*(123)*	*(139)*	*(155)*	**1,759**	**2,459**
Latin America	**244**	*195*	*(27)*	*(3)*	*(17)*	**149**	**393**
United Kingdom	**2,349**	2,703	(166)	(177)	(87)	**2,273**	**4,622**
Germany	**1,599**	1,193	(388)	(32)	(44)	**729**	**2,328**
Switzerland	**274**	1,949	(21)	(40)	(61)	**1,826**	**2,100**
Ireland	**437**	846	(26)	(3)	(35)	**783**	**1,220**
Spain	**306**	183	(22)	(20)	(19)	**122**	**429**
Emerging Markets in Asia	**303**	1,053	(5)	(7)	(53)	**988**	**1,291**
ZIS[3]	**237**	*725*	*(5)*	*–*	*(38)*	**682**	**919**
Hong Kong	**65**	*328*	*–*	*(7)*	*(15)*	**306**	**371**
Rest of the World	**998**	766	(81)	(69)	(65)	**550**	**1,548**
Italy	**400**	*383*	*(20)*	*(57)*	*(12)*	**293**	**693**
Other	**598**	*382*	*(60)*	*(12)*	*(53)*	**257**	**855**
Global Life	**7,209**	**11,064**	**(858)**	**(491)**	**(535)**	**9,180**	**16,389**

[1] TVFOG is the time value of financial options and guarantees.
[2] CNMR is the cost of non-market risk.
[3] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

Frictional costs
Frictional costs have decreased in 2009 compared with the prior period, as a result of applying frictional costs to required capital rather than available capital, in line with the CFO Forum's MCEV Principles.

Time value of financial options and guarantees (TVFOG)
TVFOG increased in most countries, in particular Germany, Switzerland and the U.S., due to the impact of higher swaption implied volatilities and generally lower interest rates in the current period compared to the prior period, on products with interest rate guarantees.

Cost of residual non hedgeable risk (CRNHR)
The CRNHR has replaced the CNMR methodology in line with the CFO Forum's MCEV principles. This has caused an increase in Embedded Value across most businesses especially the Americas and Germany, with an overall positive impact of USD 84 million.

b) Movement in embedded value

Movement in embedded value, after tax

in USD millions, for the six months ended June 30, 2009	Opening embedded value	EV operating profit	Economic variance	EV profit	Minority adjust-ments	Dividends & capital moves	Foreign currency translation effects	Closing embedded value
Americas	2,570	308	5	313	(1)	61	36	**2,980**
United States	*2,271*	*267*	*(35)*	*232*	–	*68*	–	**2,571**
Latin America	*299*	*41*	*40*	*81*	*(1)*	*(6)*	*36*	**409**
United Kingdom	2,895	141	(211)	(70)	–	66	361	**3,252**
Germany	1,627	193	12	205	(1)	(6)	21	**1,846**
Switzerland	1,284	114	144	258	–	(27)	(15)	**1,501**
Ireland	1,086	12	4	16	–	–	8	**1,110**
Spain	657	68	(58)	10	(24)	(4)	3	**642**
Emerging Markets in Asia	1,328	49	(90)	(41)	–	(2)	107	**1,391**
ZIS[1]	*1,002*	*63*	*(74)*	*(11)*	–	–	*107*	**1,097**
Hong Kong	*336*	*(16)*	*(16)*	*(32)*	–	*(2)*	–	**302**
Other	*(9)*	*1*	–	*1*	–	–	–	**(8)**
Rest of the World	1,371	77	(80)	(2)	–	38	63	**1,469**
Italy	*539*	*31*	*(5)*	*27*	–	*48*	*8*	**622**
Other	*831*	*46*	*(75)*	*(29)*	–	*(11)*	*55*	**847**
Global Life	**12,818**	**962**	**(273)**	**690**	**(26)**	**125**	**585**	**14,191**

[1] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

EV operating profit

in USD millions, for the six months ended June 30, 2009	Expected return	New business value	Operating Variance	Global develop-ment costs	EV operating profit
Americas	109	69	130	–	**308**
United States	*101*	*55*	*111*	–	**267**
Latin America	*8*	*14*	*19*	–	**41**
United Kingdom	120	48	(27)	–	**141**
Germany	26	45	122	–	**193**
Switzerland	55	10	50	–	**114**
Ireland	18	32	(35)	(3)	**12**
Spain	12	57	(1)	–	**68**
Emerging Markets in Asia	20	46	(10)	(7)	**49**
ZIS[1]	*12*	*41*	*11*	–	**63**
Hong Kong	*8*	*5*	*(29)*	–	**(16)**
Other	–	–	*8*	*(7)*	**1**
Rest of the World	27	27	24	–	**77**
Italy	*12*	*12*	*7*	–	**31**
Other	*15*	*14*	*17*	–	**46**
Global Life	**387**	**332**	**254**	**(10)**	**962**

[1] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

The U.S. achieved strong embedded value operating profit in the six months ended June 30, 2009 with good new business performance, gains from modelling improvements and assumption updates to the Level Term and Universal Life products, and a positive impact from the new CRNHR and frictional cost methodology.

The UK benefited from capital initiatives that partially mitigated the effects of implementing the new CRNHR methodology.

Germany also benefited from improved modeling and Switzerland from a release of some reserves and increased fee income on transferring unit-linked funds, and both had a positive impact from the new CRNHR and frictional cost methodology.

Spain benefited from the acquisitions in the third quarter of 2008 which are growing rapidly even in difficult market conditions.

Emerging Markets in Asia benefited from cost saving initiatives and renegotiated terms with fund managers in Zurich International Solutions. This partially mitigated lower expected returns, weaker consumer markets and persistency variances.

In the Rest of the World, strong new business margins from lower interest rates and renegotiated reinsurance terms have more than offset lower expected returns.

c) New business

NBV development for the six months ended June 30, 2009
(in USD millions)



55 47
14 12
48 49
45 104
10 21
32 28
57 7
46 66
27 8
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World
2009
2008

APE development for the six months ended June 30, 2009
(in USD millions)



47 51
67 43
341 472
255 333
57 62
129 144
357 31
229 297
96 94
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World
2009
2008

NBM development for the six months ended June 30, 2009
(% APE)



117.7% 90.9%
20.5% 28.0%
14.0% 10.5%
17.6% 31.2%
17.0% 34.3%
24.6% 19.6%
15.9% 21.2%
19.9% 22.1%
27.8% 8.7%
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World
2009
2008

NBM development for the six months ended June 30, 2009
(% PVNBP)



10.6% 9.6%
4.5% 5.0%
1.6% 1.3%
2.5% 3.2%
1.8% 3.4%
3.5% 2.8%
1.7% 2.3%
4.2% 3.8%
2.9% 1.0%
United States
Latin America
United Kingdom
Germany
Switzerland
Ireland
Spain
Emerging Markets in Asia
Rest of the World
2009
2008

New business value

in USD millions, for the six months ended June 30	New business value		New business margin			
			as % APE		as % PVNBP	
	2009	2008	**2009**	2008	**2009**	2008
Americas	69	59	60.5%	62.2%	8.3%	8.1%
United States	*55*	47	*117.7%*	90.9%	*10.6%*	9.6%
Latin America	*14*	12	*20.5%*	28.0%	*4.5%*	5.0%
United Kingdom	48	49	14.0%	10.5%	1.6%	1.3%
Germany	45	104	17.6%	31.2%	2.5%	3.2%
Switzerland	10	21	17.0%	34.3%	1.8%	3.4%
Ireland	32	28	24.6%	19.6%	3.5%	2.8%
Spain	57	7	15.9%	21.2%	1.7%	2.3%
Emerging Markets in Asia	46	66	19.9%	22.1%	4.2%	3.8%
ZIS[1]	*41*	53	*19.9%*	20.9%	*4.2%*	3.4%
Hong Kong	*5*	13	*20.3%*	28.6%	*4.4%*	6.2%
Rest of the World	27	8	27.8%	8.7%	2.9%	1.0%
Italy	*12*	12	*21.1%*	21.8%	*2.2%*	2.8%
Other	*14*	(4)	*38.3%*	(10.3%)	*3.9%*	(1.2%)
Global Life	**332**	**342**	**21.0%**	**22.4%**	**2.7%**	**2.8%**

[1] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

New business volumes

in USD millions, for the six months ended June 30	Annual premiums		Single premiums		APE[1]		PVNBP[2]	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008
Americas	96	78	182	157	114	94	835	724
United States	*44*	48	*29*	34	*47*	51	*524*	484
Latin America	*52*	31	*153*	124	*67*	43	*311*	240
United Kingdom	126	167	2,149	3,051	341	472	2,926	3,835
Germany	225	307	307	259	255	333	1,783	3,225
Switzerland	36	42	211	203	57	62	551	624
Ireland	83	95	460	490	129	144	900	1,004
Spain	68	8	2,892	228	357	31	3,267	284
Emerging Markets in Asia	217	241	116	568	229	297	1,079	1,747
ZIS[3]	*193*	197	*111*	553	*204*	252	*966*	1,537
Hong Kong	*24*	44	*5*	15	*25*	45	*114*	210
Rest of the World	54	52	424	415	96	94	933	781
Italy	*29*	25	*296*	305	*59*	55	*565*	438
Other	*25*	27	*128*	110	*37*	38	*368*	343
Global Life	**905**	**990**	**6,741**	**5,373**	**1,579**	**1,528**	**12,275**	**12,223**

[1] Annual premium equivalent (APE) is taken as new annual premiums plus 10% of single premiums.
[2] Present value of new business premiums (PVNBP) is equal to new single premiums plus the present value of annual premiums.
[3] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

New business value by component, in 2009

in USD millions, for the six months ended June 30, 2009	Net asset strain	Certainty equivalent value	Frictional costs	TVFOG[1]	CRNHR[2]	Value of business in force	Total
Americas	**(54)**	140	(5)	(2)	(11)	**123**	**69**
United States	**(42)**	*112*	*(4)*	*(2)*	*(9)*	**97**	**55**
Latin America	**(12)**	*28*	*(1)*	–	*(2)*	**25**	**14**
United Kingdom	**(138)**	192	(1)	(3)	(3)	**185**	**48**
Germany	**(8)**	79	(5)	(19)	(3)	**52**	**45**
Switzerland	**(26)**	42	(1)	(3)	(2)	**36**	**10**
Ireland	**(48)**	82	(1)	–	(2)	**79**	**32**
Spain	**(6)**	64	(3)	4	(3)	**62**	**57**
Emerging Markets in Asia	**(43)**	93	–	–	(3)	**89**	**46**
ZIS[3]	**(29)**	*71*	–	–	*(2)*	**69**	**41**
Hong Kong	**(15)**	*21*	–	–	*(1)*	**20**	**5**
Rest of the World	**(21)**	57	(3)	(3)	(3)	**48**	**27**
Italy	**(11)**	*28*	*(1)*	*(3)*	*(1)*	**23**	**12**
Other	**(10)**	*29*	*(2)*	–	*(3)*	**24**	**14**
Global Life	**(343)**	**750**	**(20)**	**(25)**	**(30)**	**675**	**332**

[1] TVFOG is the time value of financial options and guarantees.
[2] CRNHR is the cost of the residual non-hedgeable risk.
[3] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

New business value by component, in 2008

in USD millions, for the six months ended June 30, 2008	Net asset strain	Certainty equivalent value	Frictional costs	TVFOG[1]	CNMR[2]	Value of business in force	Total
Americas	**(50)**	127	(7)	(1)	(11)	**108**	**59**
United States	**(43)**	*106*	*(6)*	*(1)*	*(9)*	**90**	**47**
Latin America	**(6)**	*22*	*(1)*	–	*(2)*	**18**	**12**
United Kingdom	**(118)**	179	(2)	(5)	(4)	**167**	**49**
Germany	**6**	111	(11)	1	(3)	**99**	**104**
Switzerland	**(30)**	57	(1)	(2)	(3)	**52**	**21**
Ireland	**(51)**	84	(1)	–	(3)	**80**	**28**
Spain	**(2)**	10	–	–	–	**9**	**7**
Emerging Markets in Asia	**(56)**	129	–	–	(8)	**121**	**66**
ZIS[3]	**(36)**	*95*	–	–	*(5)*	**89**	**53**
Hong Kong	**(19)**	*34*	–	–	*(2)*	**32**	**13**
Rest of the World	**(25)**	42	(5)	(1)	(3)	**33**	**8**
Italy	**(4)**	*19*	*(1)*	*(1)*	*(1)*	**16**	**12**
Other	**(21)**	*23*	*(4)*	–	*(2)*	**17**	**(4)**
Global Life	**(327)**	**739**	**(27)**	**(8)**	**(35)**	**669**	**342**

[1] TVFOG is the time value of financial options and guarantees.
[2] CNMR is the cost of non-market risk.
[3] ZIS is Zurich International Solutions, the international business based in the Isle of Man.

The U.S. performed well by increasing market share in a declining market and the new business margin was also enhanced as a result of lower interest rates. The new business margin mainly results from bearing insurance risk and is less dependent on investment returns. These profits are discounted at a lower rate in the current low interest rate environment, and thus result in higher profit margins.

The UK continued to grow its new business value in sterling terms, but lost value because of the relative weakness of sterling compared to the US dollar.

Germany and Switzerland have suffered lower margins because of the adverse market conditions. Low interest rates and high implied volatilities have increased the time value of financial options and guarantees compared to the prior period. The continuing economic turmoil has also reduced investment in unit-linked products. Germany's new business in 2008 included the one-off impact of premiums received in respect of state-funded pension business.

Ireland substantially increased market share in 2009 despite the steep decline in the local market due to the weak economic environment and low consumer confidence.

Spain contributed to the strong new business performance from the fast-growing acquisitions made in the third quarter of 2008.

Emerging Markets in Asia have suffered lower volumes because of the adverse market conditions.

The Rest of the World benefited from the renegotiation of reinsurance terms and lower interest rates.

d) Return on opening embedded value

Return on adjusted opening EV

in USD millions, for the six months ended June 30, 2009	Expected Return	Operating return[2]	Embedded value return[2]
Americas	8.3%	18.5%	18.7%
United States	*8.6%*	*18.1%*	*16.6%*
Latin America	*5.6%*	*21.5%*	*35.3%*
United Kingdom	8.1%	10.4%	3.3%
Germany	3.2%	16.3%	17.0%
Switzerland	8.7%	14.2%	25.7%
Ireland	3.3%	5.7%	6.0%
Spain	3.7%	20.9%	12.0%
Emerging Markets in Asia	3.0%	8.6%	1.8%
ZIS[1]	*2.3%*	*11.5%*	*4.1%*
Hong Kong	*4.9%*	*(0.8%)*	*(5.5%)*
Rest of the World	3.8%	9.3%	3.6%
Italy	*4.0%*	*9.4%*	*8.6%*
Other	*3.6%*	*9.2%*	*0.0%*
Global Life	**6.0%**	**13.0%**	**10.9%**

[1] ZIS is Zurich International Solutions, the international business based in the Isle of Man.
[2] Returns are adjusted for beginning of period dividends and annualised assuming no further operating or economic variances.

The above presented return measures are based on the opening EV, after tax, adjusted for capital movements.

Expected return is based on a risk free rate assumption plus an asset specific risk premium.

Operating return measures the return achieved from operational activity.

Embedded value return is the sum of operating return and the impact of the economic variance.

4. Embedded value methodology

Zurich Financial Services Group (the Group) has applied the European Embedded Value Principles issued by the CFO Forum in May 2004, for its Embedded Value (EV) Report for the companies and business in its Global Life segment (the covered business) for the six months ended June 30, 2009 and for the comparative period. The Group has also applied the new cost of residual non-hedgeable market risk methodology and frictional cost calculation in line with the Market Consistent Embedded Value Principles issued by the CFO Forum in May 2008. Certain other life businesses are included in the Non-Core Businesses segment and have been excluded from the embedded value. This report primarily relates to Global Life, but information relating to the Non-Core Businesses is given in Section 2.n. The embedded value methodology adopted by the Group is based on a "bottom-up" market consistent approach to allow explicitly for market risk. In particular:

- Asset and liability cash flows are valued using risk discount rates consistent with those applied to similar cash flows in the capital markets; and
- Options and guarantees are valued using market consistent models calibrated to observable market prices. Where markets exhibit a limited capacity, the valuation is based on historical averages.

Embedded value represents the shareholders' interests in the entities included in Global Life as set out in the Group's consolidated IFRS Financial Statements. Embedded value excludes any value from future new business.

a) Covered business
Covered business includes all business written by companies that are included in Global Life, in particular:

- life and critical illness insurance;
- savings business (with profit, non-profit and unit-linked);
- pensions and annuity business; and,
- long-term health and accident insurance.

For certain smaller companies, no embedded value has been calculated but these companies have been included in the embedded value at their shareholders' equity value, as calculated in accordance with IFRS. The contribution from these companies to the embedded value is approximately 2 percent.

b) Calculation of embedded value
Embedded value presented in this document is derived through calculations which are performed separately for each business unit.

c) Reporting of embedded value
In line with the European Embedded Value Principles, the embedded value is broken down into the following components:

- shareholders' net assets, including free surplus and required capital; and,
- the value of business in force.

The results are disclosed in a format that the Group considers to be appropriate for the market consistent methodology adopted.

d) Shareholders' net assets
Shareholders' net assets represent the market value of net assets held in respect of the covered business, and consist of the required capital and free surplus. The level of required capital reflects the amount of capital considered by the Directors to be appropriate to manage the business. The free surplus comprises the market value of shareholders' net assets allocated to the covered business in excess of the assets backing the required capital.

The shareholders' net assets are based on local statutory and regulatory accounting. Adjustments are made to the embedded value where appropriate, for example in respect of any unrealized gains attributable to shareholders. Any such adjustments are made consistently with the calculation of the value of business in force.

e) Value of business in force
The value of business in force is the present value of future projected profits from the covered business, and it is defined as the certainty equivalent value of business in force less frictional costs, time value of financial options and guarantees, and the cost of residual non-hedgeable risk which has replaced the cost of non market risk at this reporting date. These components are explained below.

Certainty equivalent value is the value calculated using discount rates consistent with those applied to the underlying cash flows in the capital markets. It includes the intrinsic value but excludes the time value of financial options and guarantees which is allowed for separately, as described below.

Frictional costs reflect a deduction for the cost of holding shareholder capital. Under the Group's market consistent framework, these frictional costs represent tax in respect of future investment income on total required capital plus investment management costs. Prior to this reporting period, frictional costs applied to total available capital, and this change has been adopted at this reporting date to move closer to the CFO Forum's Market Consistent Embedded Value Principles issued in 2008. In Germany, the policyholders' share of investment income on the capital is also included.

For the purpose of these calculations, required capital is assumed to run down in line with existing business.

The allowance for frictional costs is included both in the value of business in force, and in the new business value. For new business, frictional costs are applied to the minimum solvency margin required to be held in respect of that business.

No allowance is made for "agency costs" as these are considered to be subjective and depend on the view of each shareholder.

Time value of financial options and guarantees represents additional costs in excess of the intrinsic value of options and guarantees which are already allowed for in the certainty equivalent value. These are based on the variability of investment returns which need to be allowed for explicitly under the European Embedded Value Principles. The time value has been calculated on a market consistent basis using stochastic modeling techniques, and making allowance for expected management and policyholder behavior.

For products with significant guarantees, the time value has been calculated on a market consistent basis by deducting the average present value of shareholder cash flows using at least 1,000 stochastic economic simulations from the certainty equivalent value (both for the value of business in force and for new business value). For most products, the average value has been calculated using Monte Carlo simulations. For a small number of products, the time value of financial options and guarantees has been derived using closed form solutions.

Where appropriate, the calculation of the time value of financial options and guarantees makes allowance for:
- dynamic actions that would be taken by management under different economic simulations, for example to implement a life business' investment strategy; and
- dynamic policyholder behavior, for example changes in surrender behavior as interest rates rise or fall, or take-up rates of guaranteed annuity options.

The **Cost of Residual Non-Hedgeable Risk (CRNHR)** has replaced, for reporting of embedded value from June 30, 2009, the previous allowance for the Cost of Non Market Risk. This is an explicit deduction for non hedgeable financial risks (non-hedgeable ALM risks, reinsurance credit risk), and non-financial risks (mortality, persistency, expenses and operational risk). The certainty equivalent value allows for the best estimate shareholder cashflows. The Cost of Residual Non-Hedgeable Risk is largely an allowance for uncertainty in shareholder cashflows, and for risks which are not already considered in the certainty equivalent value or time value of financial options and guarantees, such as operational risk.

It is calculated as a charge on the capital held for residual non-hedgeable risks. This is calculated according to Zurich's internal risk based capital model by applying 1 in 2000 shocks to the embedded value assumptions. To align with the MCEV Principles the risk based capital is scaled to 99.5% confidence level by using empirical distributions where available, or assuming probability distributions as appropriate.

The capital is projected over the lifetime of the business using appropriate risk drivers for each risk type. The present value of the risk capital is calculated by applying the swap curve as at the valuation date. The Cost of Residual Non-Hedgeable Risk allows for diversification across risk types and across geographical segments. It complies with all areas of the MCEV Principles except Guidance 9.7. This is because it allows for diverisification between covered and non-covered business, which is consistent with the management view of the business.

A 2.5 percent cost of capital charge has been applied to the diversified present value of non-hedgeable risk based capital. The Cost of Residual Non-Hedgeable Risk varies linearly with the charge.

The change from CNMR to CRNHR has been allocated across operating experience variance and economic variance. The allowance for non-hedgeable ALM risk and reinsurance credit risk is considered to be a modeling change with an economic impact, and has been allocated to economic variance. The result is a reduction in embedded value, since the CNMR did not previously allow for these economic risks. The difference between the remaining CRNHR and the CNMR is considered to be a modeling change with an operating impact, and has been allocated to operating experience variances. The operating impact varied by country, but overall it was positive as the CRNHR for non-hedgeable non financial risks was lower than the CNMR.

Cost of non market risk (CNMR), the previous method that applied to the embedded value calculations in the reporting periods prior to June 30, 2009, was an explicit additional deduction from the value of in-force business, over and above the frictional costs, reflecting an allowance for the impact on shareholder value of variability in insurance, business and operational risks.

The Group's approach to the cost of non market risk was based on a valuation of the potential impacts on shareholder value of variance in certain best estimate assumptions to allow explicitly, at product level, for insurance (mortality, longevity and morbidity), business and operational risk.

The mortality, morbidity, persistency and expense assumptions used to calculate the value of business in force and new business value were best estimates based on recent past experience. To the extent that the impact on shareholder value of variations in experience around the best estimate were symmetrical (for example, where the loss on a 10 percent increase in expenses was equal and opposite to the profit on a 10 percent reduction), and not correlated with investment markets, no further allowance for non market risk would be required. In such circumstances, the risk was considered to be diversifiable, and financial markets do not charge a risk premium for diversifiable risks.

However, in certain cases this symmetry does not hold, and the Group then considered that it was appropriate to make explicit allowance for this within the embedded value.

f) New business
New business covers new contracts sold during the reporting period and includes recurring single premiums; new premiums written during the period on existing contracts; and variations to premiums on existing contracts where these premiums and variations have not previously been assumed as part of business in-force. Where recurring single premiums are projected over time to derive the corresponding new business value, they are treated as annual premium for the volume definition. Group Life business which is valued with a renewal assumption of the contracts is treated as annual premium.

The new business is valued as at point of sale. Explicit allowance is made for frictional costs, time value of financial options and guarantees, and cost of non residual non-hedgeable risk. New business value is valued consistently with new business volumes.

The value generated by new business written during the period is the present value of the projected stream of after tax distributable profits from that business.

In certain profit sharing funds, the new business written can affect the time value of financial options and guarantees for business written in prior years, and this effect is taken into account in the new business value.

Quarterly new business is valued on a discrete basis. New business value is calculated separately for each quarter using assumptions, both operating and economic, as of the start of the relevant quarter. New business strain is also calculated on a quarterly discrete basis, meaning that it takes account only of cash flows during that quarter and makes no allowance for any subsequent reduction in strain during the remainder of the period. Once calculated, the new business value will not change in local currency terms.

g) Asset and liability data
The majority of the Group's embedded value, has been calculated using a "hard close" approach. This means that all asset as well as liability data reflect the actual position as of the valuation date.

Germany has followed an approach where asset and liability model points were set up in advance and then were projected to June 30, 2009 values. Asset data is based on May 31 figures and is projected using actual spot rates and index development. and the structure of the liability data has been created from a previous run and then been scaled to match the expected balance sheet figures. The new business model points were set up at April 30, and scaled along the expected development of the APE.

h) Market consistent discounting
The Group has adopted a "bottom-up" market consistent approach for the projection and discounting of future cash flows in the calculation of the embedded value. As a result, the risks inherent in the cash flows are allowed for in a way that is consistent with the way the market is expected to allow for such risks.

In principle, this method values each cash flow using a discount rate consistent with that applied to such a cash flow in the capital markets. For example, an equity cash flow is valued using an equity risk discount rate, and a bond cash flow is valued using a bond discount rate. If a higher return is assumed for equities, the equity cash flow is discounted at this higher rate.

In practice, the Group has applied a computational method known as a "risk neutral" approach. This involves projecting the assets and liabilities using a distribution of asset returns where all asset types, on average, earn the same risk free rate.

The risk free yield curve assumptions are based on the swap curve in each major currency (US dollars, Euros, British pounds sterling and Swiss francs). For liabilities where payouts are either independent or move linearly with markets, deterministic techniques (referred to as "certainty equivalent") have been used. In such cases, the projection and discounting are based on the same risk free yield curve.

i) Economic scenario generator
All operations use actual yield curves observable as of June 30, 2009 for the calculation of the certainty equivalent value of business in force.

The calculations of the time value of financial options and guarantees are based on stochastic simulations using an Economic Scenario Generator ("ESG") provided by Barrie & Hibbert. The outputs ("simulations") have been calibrated to conform to the economic parameters specified by the Group.

The simulations used for calculation of time value of financial options and guarantees reflect the actual yield curves and implied volatilities observable as of June 30, 2009.

Simulations are produced for the economies in the U.S., the UK, Switzerland and the Euro-Zone. In each economic area, risk free nominal interest rates are modeled using a LIBOR market model. The excess return on other asset classes relative to the total returns on risk free assets are then modeled using a multi-factor lognormal model. Hong Kong uses US dollar simulations as their principal liabilities are U.S. dollar denominated. Chile uses closed form solutions rather than simulations. The other operations not mentioned above have no significant options and guarantees. Further details are set out under "Economic assumptions" in Section 5.

j) Corporate Center costs
Corporate Center costs that relate to covered business have been allocated to the relevant companies and included in the projected expenses.

k) Holding companies
Holding companies that belong to Global Life have been consolidated in the embedded value at their local statutory net asset value. Related expenses are small and so have been excluded from the projection assumptions. Holding companies outside Global Life are not included in the embedded value of the covered business.

l) Consolidation adjustments
Where a reassurance arrangement exists between two life companies in Global Life, the value of the reassurance is shown in the embedded value of the ceding company. This has no material impact on the reported results.

Embedded value is shown net of minority interests. Where the Group has a controlling interest in a subsidiary company, the new business value and the premium information are shown gross of minority interests. The minorities' share of new business value is eliminated through "Minority Adjustments".

m) Debt
Where a loan exists between a company in Global Life and a Group company not within Global Life, the loan is valued for embedded value purposes consistently with the value shown in the Group's consolidated IFRS financial statements.

n) "Look through" principle – service companies
There are some companies within Global Life that provide administration and distribution services. These are valued on a "look through" basis. The results do not include any Group service companies outside Global Life.

In the UK, a multi-tie distribution company (Openwork) has replaced the former tied distribution network. This is included in the embedded value on a "look through" basis. After allowance for certain one-off expenses, profits and losses are attributed to new business value. Certain future revenue streams, mainly renewal commissions on business sold, are discounted and contribute to the new business value and to the value of business in force.

In Germany, the majority of distribution and administration is provided by service companies. These are valued on a "look through" basis. These companies also provide limited services to companies outside Global Life. The value of business in force and new business value reflect the services provided to companies within Global Life. Net asset value consists, however, of the full statutory equity of these service companies.

In Switzerland, an investment management company provides asset management services to pension schemes written in foundations and other pension funds. The present value of the net asset management fees, after tax, is included in the embedded value and the new business value.

o) Employee pension schemes
Since 2007, the Group adopted the Statement of Recognized Income and Expense (SoRIE) option under IAS 19 Employee Benefits to recognize actuarial gains and losses arising from defined benefit pension and other defined benefit post-retirement plans as a liability. In the Group's consolidated IFRS financial statements, an allowance is made for IAS 19 Employee Benefits deficits. This adjustment has not been made in the detailed embedded value described in this embedded value report. If the adjustment had been made the embedded value as of June 30, 2009 would have been lower by USD 113 million. Similarly the embedded value as of June 30, 2008 would have been lower by USD 24 million. The actuarial and economic assumptions used for this adjustment are consistent with those used for the equivalent allowance made in the Group's consolidated IFRS financial statements.

As previously reported, expense assumptions for each life business include expected pension scheme costs in respect of future service entitlements.

p) Employee share options
The costs of share options granted to employees are not included in the embedded value, other than to the extent that they are allowed for in the local statutory accounts upon which the shareholders' net assets are based. Further information on the costs of share options is given in the Group's consolidated IFRS financial statements.

q) Change in legislation or solvency regime
The impacts of changes in legislation or solvency regimes are included in economic variance for the analysis of movement.

r) Translation to Group presentation currency
To align embedded value reporting with the Group's consolidated IFRS financial statements, relevant results have been converted to Group presentation currency, U.S. dollar, using average exchange rates for the period. This applies to new business value, new business volumes (APE and PVNBP) for the current period and comparative figures for June 30, 2008. This approach has also been applied to the analysis of movement. Valuations are translated at end-of-period exchange rates.

5. Embedded value assumptions

Projections of future shareholder cash flows expected to emerge from covered business are determined using best estimate operating assumptions. These assumptions, including mortality, morbidity, persistency and expenses, reflect recent experience and are actively reviewed. Allowance is made for future improvements in annuitant mortality based on experience and externally published data. Favorable changes in operating efficiency are not anticipated in the assumptions – in particular for expenses and persistency.

Future economic assumptions, for example, investment returns and inflation, are based on period end conditions and assumed risk discount rates are consistent with these. For new business, the future economic (and operating) assumptions are based on conditions at the start of the relevant quarter.

Details of the economic assumptions for the major economies in which Zurich Global Life carries out business can be downloaded in a spreadsheet from the Investors section at **www.zurich.com**.

a) Economic assumptions

Market consistent framework

The Group has adopted a computational method known as "risk neutral". With this method the key economic assumptions are:

- risk free rates;
- implied volatilities of different assets; and,
- correlations between different asset returns.

Expected asset returns in excess of the risk free rate have no bearing on the calculated embedded value other than in the expected return used for the analysis of movement.

Choice of "risk free yield curve"

The risk free yield curve is derived from mid-market swap rates applicable to each economy as of June 30, 2009. These curves were used to extract forward reinvestment yields that are used for all asset classes. The yield curves are consistent with the assumptions used by investment banks to derive their option prices and their use ensures consistency with the derivation of implied volatilities. They also have the advantage of being available for most of the markets in which the Group operates. Domestic yield curves are used by businesses in other countries, except Hong Kong and Argentina which use US dollar, as their liabilities are principally US dollar dominated.

Implied asset volatility

Zurich's embedded value model is based on market consistent assumptions. Interest volatility is derived from the implied volatility of interest rate swaptions. Swaption implied volatilities vary both by the term of the option and also the term of the underlying swap contract, a fact that is reflected in the ESG data. The equity volatilities are based on at-the-money forward European options on capital indices, consistent with traded options in the market. Volatility of property investments is derived from relevant historical return data for each modelled economy.

Inflation

Inflation assumptions have been derived from the yields on index linked bonds relative to the risk free yield curve, where index linked bonds exist. Elsewhere, a statistical approach based on past inflation has been used. Appropriate allowance has been made for expense inflation to exceed the assumed level of price inflation as life company expenses include a large element of salary related expenses.

Risk discount rate

Under the "risk neutral" approach, risk discount rates are based on the same risk free yield curves as those used to project the investment return.

For stochastic modeling, the risk discount rates are simulation specific and also vary by calendar year consistently with the projected risk free yields in each simulation.

"Expected return" for the analysis of movement – Investment return assumptions

The expected return for the analysis of movement is based on a projection from beginning of period to end-of-period. This requires assumptions regarding the investment returns expected to be achieved over the period on different asset classes. The investment return assumptions (for this purpose only) are based on the "real world" returns expected by the Group. The use of real world investment assumptions gives a more realistic basis for the expected return calculation and allows for the risk underlying each asset. Any under or over performance will be reported through economic variance.

For fixed interest assets, the "real world" investment return assumptions are based on the gross redemption yield on the assets, less an allowance for defaults where appropriate, together with an adjustment to reflect the change over the year implied in the yield curve assumptions.

For equity and property assets, the investment return assumptions are based on the 1 year swap rate at the beginning of period plus a margin to reflect the additional risk associated with investment in these asset classes.

These assumptions have been set by asset class and separately for each sub-fund in each life business in order to best reflect the actual assets held.

Participating business

Rates of future bonus or crediting rates have been set at levels consistent with the risk neutral investment return assumptions and current bonus plans. In the UK, bonus rates have been set so as to exhaust any remaining assets in the relevant long-term funds. In other European life businesses and in the U.S., bonuses have been set to be consistent with the investment return assumptions and with the book value approach used by these life businesses in practice.

Taxation

Current tax legislation and rates have been assumed to continue unaltered, except where changes in future tax rates or practices have been announced.

Exchange rates

Embedded value for June 30, 2009 and June 30, 2008 have been translated to Group presentation currency, U.S. dollar, using the respective balance sheet exchange rates. The rates can be found in the consolidated financial statements. The analysis of movements, including new business, has been translated at average exchange rates over the period.

b) Operating assumptions

Demographic assumptions

The assumed future mortality, morbidity and lapse rates have been derived from recent operating experience and relevant industry statistics. Where operating experience or industry statistics are limited, the assumptions are derived from a best estimate of future developments and are subject to regular review as more experience emerges. Where appropriate, surrender and option take-up rate assumptions that vary according to the investment simulation under consideration have been used, based on our assessment of likely policyholder behavior.

Expense assumptions

Management expenses have been analyzed between expenses related to acquisition of new business, the maintenance of in force business and, where appropriate, one-off project costs. Future expense assumptions allow for expected levels of maintenance expenses. In addition, Corporate Center expenses relating to covered business have been allocated to business units and are reflected in assumed future expenses.

The maintenance expense assumptions allow for the expected cost of providing future service benefits in respect of the Group staff pension schemes. An adjustment to the embedded value is noted in Section 4.o for pension scheme liabilities under IAS 19 and no allowance is made in the expense assumptions for any contributions as a result of past service benefits.

No allowance has been made for future productivity improvements in the expense assumptions.

None of the life companies included in the embedded value is considered to be in a "start-up" situation and so no allowance has been made for future development expenses.

Where service companies have been valued on a look through basis, the value of profits or losses arising from these services have been included in the embedded value and new business value.

c) Dynamic decisions

To reflect more realistically the outcome of stochastic simulations, the assumptions for each simulation make allowance for the behaviors of policyholders and management actions in response to the investment conditions modeled.

In many life businesses, policyholders can exercise an option against the life company in certain circumstances, such as to surrender a policy. This leads to an increase in the assumed lapse rates when interest rates rise (or a corresponding reduction when interest rates fall). This dynamic effect in relation to lapse rates has been allowed for in the stochastic models.

The stochastic models allow, where appropriate, for management actions to change investment strategy in response to market conditions.

Appendix

Embedded value – Global Life

Embedded value results Global Life

in USD millions, for the six months ended June 30

	Americas		United Kingdom	
	2009	2008	**2009**	2008
Embedded value information:				
Opening embedded value	**2,570**	**2,774**	**2,895**	**4,880**
Expected profit	109	95	120	152
New business value	69	59	48	49
Operating variance	130	(35)	(27)	10
Global development expenses	–	–	–	–
Operating profit	**308**	**119**	**141**	**211**
Economic variance	5	(21)	(211)	(474)
Embedded value profit	**313**	**98**	**(70)**	**(262)**
Minority adjustments	(1)	–	–	–
Dividends and capital movements	61	(5)	66	(7)
Foreign currency translation effects	36	(16)	361	11
Closing embedded value	**2,980**	**2,852**	**3,252**	**4,622**
New business information:				
Annual premiums	96	78	126	167
Single premiums	182	157	2,149	3,051
Annual premium equivalent (APE)	114	94	341	472
Present value of new business premiums (PVNBP)	835	724	2,926	3,835
New business value	**69**	**59**	**48**	**49**
New business margin (as % of APE)	60.5%	62.2%	14.0%	10.5%
New business margin (as % of PVNBP)	8.3%	8.1%	1.6%	1.3%
Returns				
Expected return	8.3%	6.8%	8.1%	6.2%
Operating return	18.5%	9.8%	10.4%	8.5%
Embedded value return	18.7%	9.1%	3.3%	(1.2%)

	Germany		Switzerland		Ireland		Spain		Emerging Markets in Asia		Rest of the World		Global Life	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	1,627	**2,087**	**1,284**	**1,895**	**1,086**	**1,217**	**657**	**457**	**1,328**	**1,174**	**1,371**	**1,451**	**12,818**	**15,935**
	26	50	55	93	18	33	12	19	20	33	27	46	387	522
	45	104	10	21	32	28	57	7	46	66	27	8	332	342
	122	11	50	42	(35)	1	(1)	7	(10)	–	24	(8)	254	27
	–	–	–	–	(3)	–	–	–	(7)	–	–	–	(10)	–
	193	**166**	**114**	**156**	**12**	**62**	**68**	**33**	**49**	**99**	**77**	**46**	**962**	**891**
	12	(85)	144	(161)	4	(120)	(58)	(95)	(90)	(55)	(80)	(139)	(273)	(1,150)
	205	**81**	**258**	**(5)**	**16**	**(58)**	**10**	**(63)**	**(41)**	**43**	**(2)**	**(93)**	**690**	**(258)**
	(1)	–	–	–	–	–	(24)	–	–	–	–	–	(26)	–
	(6)	(6)	(27)	–	–	(32)	(4)	–	(2)	64	38	78	125	93
	21	166	(15)	210	8	93	3	34	107	9	63	112	585	620
	1,846	**2,328**	**1,501**	**2,100**	**1,110**	**1,220**	**642**	**429**	**1,391**	**1,291**	**1,469**	**1,548**	**14,191**	**16,389**
	225	307	36	42	83	95	68	8	217	241	54	52	905	990
	307	259	211	203	460	490	2,892	228	116	568	424	415	6,741	5,373
	255	333	57	62	129	144	357	31	229	297	96	94	1,579	1,528
	1,783	3,225	551	624	900	1,004	3,267	284	1,079	1,747	933	781	12,275	12,223
	45	**104**	**10**	**21**	**32**	**28**	**57**	**7**	**46**	**66**	**27**	**8**	**332**	**342**
	17.6%	31.2%	17.0%	34.3%	24.6%	19.6%	15.9%	21.2%	19.9%	22.1%	27.8%	8.7%	21.0%	22.4%
	2.5%	3.2%	1.8%	3.4%	3.5%	2.8%	1.7%	2.3%	4.2%	3.8%	2.9%	1.0%	2.7%	2.8%
	3.2%	4.8%	8.7%	9.8%	3.3%	5.6%	3.7%	8.3%	3.0%	5.3%	3.8%	6.0%	6.0%	6.5%
	16.3%	15.4%	14.2%	14.3%	5.7%	10.5%	20.9%	12.8%	8.6%	15.9%	9.3%	6.5%	13.0%	11.0%
	17.0%	11.3%	25.7%	5.8%	6.0%	0.3%	12.0%	(8.1%)	1.8%	11.5%	3.6%	(2.6%)	10.9%	3.8%

Embedded value – Americas, Emerging Markets in Asia and Rest of the World

Embedded value results Americas, Emerging Markets in Asia and Rest of the World

in USD millions, for the six months ended June 30

	Americas					
	United States		Latin America		Total	
	2009	2008	2009	2008	2009	2008
Embedded value information:						
Opening embedded value	**2,271**	**2,432**	**299**	**342**	**2,570**	**2,774**
Expected profit	101	84	8	11	109	95
New business value	55	47	14	12	69	59
Operating variance	111	(24)	19	(10)	130	(35)
Global development expenses	–	–	–	–	–	–
Operating profit	**267**	**106**	**41**	**12**	**308**	**119**
Economic variance	(35)	(74)	40	53	5	(21)
Embedded value profit	**232**	**33**	**81**	**65**	**313**	**98**
Minority adjustments	–	–	(1)	–	(1)	–
Dividends and capital movements	68	(6)	(6)	1	61	(5)
Foreign currency translation effects	–	–	36	(16)	36	(16)
Closing embedded value	**2,571**	**2,459**	**409**	**393**	**2,980**	**2,852**
New business information:						
Annual premiums	44	48	52	31	96	78
Single premiums	29	34	153	124	182	157
Annual premium equivalent (APE)	47	51	67	43	114	94
Present value of new business premiums (PVNBP)	524	484	311	240	835	724
New business value	**55**	**47**	**14**	**12**	**69**	**59**
New business margin (as % of APE)	117.7%	90.9%	20.5%	28.0%	60.5%	62.2%
New business margin (as % of PVNBP)	10.6%	9.6%	4.5%	5.0%	8.3%	8.1%
Returns						
Expected return	8.6%	6.9%	5.6%	6.2%	8.3%	6.8%
Operating return	18.1%	9.8%	21.5%	10.2%	18.5%	9.8%
Embedded value return	16.6%	6.7%	35.3%	25.6%	18.7%	9.1%

[1] ZIS is Zurich International Solutions' international business based in the Isle of Man.

	Emerging Markets in Asia								Rest of the World					
	ZIS[1]		Hong Kong		Other		Total		Italy		Other		Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
	1,002	**830**	**336**	**344**	**(9)**	**–**	**1,328**	**1,174**	**539**	**571**	**831**	**879**	**1,371**	1,451
	12	23	8	10	–	–	20	33	12	21	15	25	27	46
	41	53	5	13	–	–	46	66	12	12	14	(4)	27	8
	11	16	(29)	(16)	8	–	(10)	–	7	(7)	17	(1)	24	(8)
	–	–	–	–	(7)	–	(7)	–	–	–	–	–	–	–
	63	**92**	**(16)**	**7**	**1**	**–**	**49**	**99**	**31**	**26**	**46**	**20**	**77**	**46**
	(74)	(43)	(16)	(12)	–	–	(90)	(55)	(5)	(87)	(75)	(52)	(80)	(139)
	(11)	**49**	**(32)**	**(5)**	**1**	**–**	**(41)**	**43**	**27**	**(61)**	**(29)**	**(33)**	**(2)**	**(93)**
	–	–	–	–	–	–	–	–	–	–	–	–	–	–
	–	32	(2)	32	–	–	(2)	64	48	135	(11)	(57)	38	78
	107	9	–	–	–	–	107	9	8	47	55	65	63	112
	1,097	**919**	**302**	**371**	**(8)**	**–**	**1,391**	**1,291**	**622**	**693**	**847**	**855**	**1,469**	**1,548**
					–	–					–	–		
					–	–					–	–		
	193	197	24	44	–	–	217	241	29	25	25	27	54	52
	111	553	5	15	–	–	116	568	296	305	128	110	424	415
	204	252	25	45	–	–	229	297	59	55	37	38	96	94
	966	1,537	114	210	–	–	1,079	1,747	565	438	368	343	933	781
	41	**53**	**5**	**13**	**–**	**–**	**46**	**66**	**12**	**12**	**14**	**(4)**	**27**	**8**
	19.9%	20.9%	20.3%	28.6%	N/A	N/A	19.9%	22.1%	21.1%	21.8%	38.3%	10.3%	27.8%	8.7%
	4.2%	3.4%	4.4%	6.2%	N/A	N/A	4.2%	3.8%	2.2%	2.8%	3.9%	(1.2%)	2.9%	1.0%
	2.3%	5.2%	4.9%	5.6%	(0.8%)	N/A	3.0%	5.3%	4.0%	5.8%	3.6%	6.1%	3.8%	6.0%
	11.5%	19.3%	(0.8%)	8.1%	(16.2%)	N/A	8.6%	15.9%	9.4%	8.3%	9.2%	5.0%	9.3%	6.5%
	4.1%	14.4%	(5.5%)	4.9%	(16.2%)	N/A	1.8%	11.5%	8.6%	(3.9%)	0.0%	(1.4%)	3.6%	(2.6%)

Report to the Board of Directors of
Zurich Financial Services Ltd
Zurich

Report on embedded value methodology and assumptions

We have performed a limited assurance engagement on Zurich Financial Services Ltd's process for preparing the Embedded Value Report for the half year ended June 30, 2009, including compliance of the applied methodology with the European Embedded Value ("EEV") principles, issued in May 2004 by the European Insurance CFO Forum as supplemented by the Additional Guidance on European Embedded Value Disclosures issued in October 2005 (together the "EEV basis") as described on pages 103 to 108, and the reasonableness of the assumptions used.

The Board of Directors is responsible for the preparation of the Embedded Value Report, including the applied methodology and the assumptions used. Our responsibility is to provide conclusions on the subject matter based on our work.

Our engagement was carried out in accordance with International Standard on Assurance Engagements (ISAE 3000). This standard requires that we comply with ethical requirements and plan and perform the engagement to obtain limited assurance on the subject matter of the review. In our engagement, we performed analytical procedures to assess whether the methodology as applied by Zurich Financial Services Ltd is in accordance with the EEV principles and the assumptions used are reasonable. In addition we performed procedures to assess the consistent application of the methodology across Zurich Financial Services Ltd. We did not carry out an audit or review of the Embedded Value Report or of the models or of the underlying data.

In our opinion nothing has come to our attention which indicates that the methodology as applied by Zurich Financial Services Ltd does not comply with the EEV basis (as described on pages 103 to 108) and has not been implemented consistently, or the assumptions determined by Zurich Financial Services Ltd are not reasonable to derive the information included in the Embedded Value Report.

PricewaterhouseCoopers AG

Patrick Shouvlin Ray Kunz

Zurich, August 5, 2009

Shareholder Information

Contents

Zurich Financial Services Ltd registered share data

Key indicators

as of	06/30/09	06/30/08
Number of shares issued[1]	146,922,620	142,114,320
Number of dividend-bearing shares[2]	146,922,620	142,114,320
Market capitalization (in CHF millions at end of period)	28,121	37,163
Authorized capital, number of shares	5,200,000	6,000,000
Contingent capital, number of shares	13,194,279	8,684,407

[1] As registered with the Commercial Registry.
[2] Treasury shares are not entitled to dividends.

Per share data

in CHF	06/30/09	06/30/08
Gross dividend	11.00 [1]	15.00 [2]
Basic earnings per share	10.03	20.11
Diluted earnings per share	9.96	19.94
Nominal value per share	0.10	0.10
Price at end of period	191.40	261.50
Price period high	245.00	336.50
Price period low	127.80	257.75

[1] Gross dividend per registered share; payment date was on April 7, 2009.
[2] Gross dividend per registered share; payment date was on April 8, 2008.

Zurich share performance (indexed) over one year, ending June 2009


in %
140
120
100
80
60
40
20
0
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Zurich Financial Services Ltd
Swiss Market Index
DJ Stoxx Insurance Index

Source: Thomson Reuters

Financial Calendar

Results Reporting for the Nine Months to September 30, 2009
November 5, 2009

Annual Results Reporting 2009
February 4, 2010

Annual General Meeting 2010
March 30, 2010

Results Reporting for the Three Months to March 31, 2010
May 6, 2010

Half Year Results Reporting 2010
August 5, 2010

Results Reporting for the Nine Months to September 30, 2010
November 4, 2010

Contact Information

Registered Office
Zurich Financial Services Ltd
Mythenquai 2
8002 Zurich, Switzerland

Group Media Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 21 00
E-mail: media@zurich.com

Investor Relations
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 99
E-mail: investor.relations@zurich.com

Share Register Services
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 625 22 55
E-mail: shareholder.services@zurich.com

Corporate Responsibility
Group Government and Industry Affairs
Zurich Financial Services Ltd, Switzerland
Telephone: +41 (0)44 639 20 15
E-mail: corporate.responsibility@zurich.com

Securities Custody Service
Zurich Financial Services Ltd,
Custody Accounts
c/o SIX SAG AG
P.O. Box, 4601 Olten, Switzerland
Telephone: +41 (0)62 311 61 45
Fax: +41 (0)62 205 39 71
Web site: www.six-sag.com

American Depositary Receipts
Zurich Financial Services Ltd has an American Depositary Receipt program with The Bank of New York Mellon (BNY).
For information relating to an ADR account, please call BNY Mellon's Shareowner Services in the USA on +1-888-BNY-ADRs (1-888-269-2377) or outside the USA on +1-201-680-6825.
General information on the company's ADR-program can be obtained from The Bank of New York Mellon at **www.adrbnymellon.com**

Disclaimer & Cautionary Statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements, as well as statements regarding our understanding of general economic, financial and insurance market conditions and expected developments. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and plans and objectives of Zurich Financial Services Ltd or the Zurich Financial Services Group (the "Group") to differ materially from those expressed or implied in the forward-looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) the risk of the global economic downturn and a downturn in the financial services industries in particular; (iii) performance of financial markets; (iv) levels of interest rates and currency exchange rates; (v) frequency, severity and development of insured claims events; (vi) mortality and morbidity experience; (vii) policy renewal and lapse rates; and (viii) changes in laws and regulations and in the policies of regulators may have a direct bearing on the results of operations of Zurich Financial Services Ltd and its Group and on whether the targets will be achieved. Zurich Financial Services Ltd undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

It should be noted that past performance is not a guide to future performance. Please also note that interim results are not necessarily indicative of the full year results.

Persons requiring advice should consult an independent adviser.

This communication does not constitute an offer or an invitation for the sale or purchase of securities in any jurisdiction.

THIS COMMUNICATION DOES NOT CONTAIN AN OFFER OF SECURITIES FOR SALE IN THE UNITED STATES; SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR EXEMPTION FROM REGISTRATION, AND ANY PUBLIC OFFERING OF SECURITIES TO BE MADE IN THE UNITED STATES WILL BE MADE BY MEANS OF A PROSPECTUS THAT MAY BE OBTAINED FROM THE ISSUER AND THAT WILL CONTAIN DETAILED INFORMATION ABOUT THE COMPANY AND MANAGEMENT, AS WELL AS FINANCIAL STATEMENTS.

The Half Year Report is published in English.

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Zurich Financial Services Group

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www.zurich.com

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